Execution version

AGREEMENT AND PLAN OF MERGER
Among
CHINDATA GROUP HOLDINGS LIMITED
BCPE CHIVALRY BIDCO LIMITED
and
BCPE CHIVALRY MERGER SUB LIMITED
Dated as of August 11, 2023

TABLE OF CONTENTS

Exhibits:

Exhibit A Plan of Merger

v

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated as of August 11, 2023 (this “Agreement”), is entered into by and among Chindata Group Holdings Limited, an exempted company with limited liability incorporated under the Laws of the Cayman Islands (the “Company”), BCPE Chivalry Bidco Limited, an exempted company with limited liability incorporated under the Laws of the Cayman Islands (“Parent”), and BCPE Chivalry Merger Sub Limited, an exempted company with limited liability incorporated under the Laws of the Cayman Islands and a wholly owned subsidiary of Parent (“Merger Sub” and, together with the Company and Parent, the “Parties” and each, a “Party”). All capitalized terms that are used in this Agreement have the respective meanings given to them in Section 9.5 or elsewhere in this Agreement.

RECITALS

WHEREAS, upon the terms and subject to the conditions of this Agreement and in accordance with Part XVI of the Companies Act (As Revised) of the Cayman Islands (the “CICA”), it is proposed that Merger Sub will merge with and into the Company (the “Merger”), with the Company being the surviving company (as defined in the CICA) and becoming a wholly owned subsidiary of Parent as a result of the Merger;

WHEREAS, the board of directors of the Company (the “Board of Directors”), acting upon the unanimous recommendation of a special committee of the Board of Directors consisting solely of independent directors of the Company (the “Special Committee”), has (a) determined that it is fair to, and in the best interests of, the Company and its shareholders (other than the holders of Excluded Shares) and declared that it is advisable, to enter into this Agreement, the Plan of Merger and the other Transaction Documents to which the Company is a party, (b) approved the execution, delivery and performance by the Company of this Agreement, the Plan of Merger and the other Transaction Documents to which the Company is a party, and the consummation of the Merger and the other transactions contemplated hereby (collectively, the “Transactions”) upon the terms and subject to the conditions set forth herein, and (c) resolved to recommend the approval and authorization by the shareholders of the Company at the Shareholders Meeting of the execution, delivery and performance by the Company of this Agreement, the Plan of Merger and the other Transaction Documents to which the Company is a party, and the consummation of the Transactions (including the Merger);

WHEREAS, (i) the respective boards of directors of Parent and Merger Sub have (a) authorized and approved the execution, delivery and performance by Parent and Merger Sub, respectively, of this Agreement, the Plan of Merger and the other Transaction Documents to which Parent or Merger Sub is or will be party, and the consummation of the Transactions, and (b) declared it advisable for Parent and Merger Sub, respectively, to enter into this Agreement and the other Transaction Documents to which Parent or Merger Sub is or will be party (including for Merger Sub to enter into the Plan of Merger) and to consummate the Transactions upon the terms and subject to the conditions set forth herein and (ii) Parent, as the sole shareholder of Merger Sub, has approved the execution, delivery and performance by Merger Sub of this Agreement, the Plan of Merger, and the other Transaction Documents to which Merger Sub is or will be party, and the consummation of the Transactions upon the terms and subject to the conditions set forth herein;

WHEREAS, as a condition and material inducement to Parent’s willingness to enter into this Agreement, concurrently with the execution and delivery of this Agreement, each of the Investors has entered into a support agreement (each, a “Support Agreement”, and collectively, the “Support Agreements”) with BCPE Chivalry Topco Limited (“Topco”) and Parent, whereby, among other things, (a) to the extent any Investor qualifies as a “Supporting Shareholder” as defined therein, such Investor has agreed to vote in favor of this Agreement, the Plan of Merger and the other Transaction Documents, and the consummation of the Transactions and to take actions in furtherance of the Transactions, in each case on the terms and subject to the conditions set forth therein; and (b) to the extent any Investor qualifies as a “Rollover Shareholder” as defined therein, such Investor has agreed to receive no consideration for cancellation of the Rollover Shares and to subscribe for or otherwise receive newly issued shares of Topco (each, a “Topco Share”) at or immediately prior to the Effective Time, in each case on the terms and subject to the conditions set forth therein;

WHEREAS, as a condition and material inducement to the Company’s willingness to enter into this Agreement, concurrently with the execution and delivery of this Agreement, each of the Sponsors, the Bain Shareholders, BCPE Stack ESOP Holdco Limited, and Bridge Management L.P. (each, a “Guarantor” and collectively, the “Guarantors”) has executed and delivered to the Company a limited guaranty in favor of the Company, dated as of the date hereof, guaranteeing certain payment obligation of Parent under this Agreement, on the terms and subject to the conditions set forth therein (each, a “Limited Guaranty” and collectively, the “Limited Guaranties”); and

WHEREAS, the Company, Parent and Merger Sub desire to make certain representations, warranties, covenants and agreements in connection with this Agreement.

NOW, THEREFORE, in consideration of the foregoing premises, and of the representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, the Parties agree as follows:

Article I

THE MERGER

Section 1.1 The Merger. Upon the terms and subject to the satisfaction or written waiver (where permissible) of the conditions set forth in Article VII, and in accordance with the applicable provisions of the CICA, Merger Sub shall be merged with and into the Company at the Effective Time. As a result of the Merger, Merger Sub shall cease to exist and will be struck off the Register of Companies by the Registrar of Companies in the Cayman Islands (the “Registrar of Companies”) and the Company shall survive the Merger and continue as the surviving company (as defined in the CICA) of the Merger (the “Surviving Company”).

Section 1.2 Closing. Upon the terms and subject to the conditions set forth in this Agreement, the closing of the Merger (the “Closing”) shall take place (a) at 9:00 p.m., Hong Kong time, via electronic exchange of documents and signature pages, on the fifteenth (15th) Business Day following the date on which the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permitted hereunder and by applicable Law, waiver of such conditions at the Closing), have been satisfied or, to the extent permitted hereunder and by applicable Law, waived in accordance with this Agreement, or (b) at such other time and place as the Company and Parent may agree in writing. The date on which the Closing actually occurs is referred to herein as the “Closing Date.” For the avoidance of doubt, a condition set forth in Article VII may only be waived in writing by the Party or Parties entitled to such condition under this Agreement. On or prior to the Closing Date and prior to the Effective Time, Parent shall pay, or cause to be paid, (i) to the Paying Agent such amount as required by Section 2.3(a), and (ii) subject to the Company’s compliance with its obligation to deliver the Prepayment Notice(s) in accordance with Section 6.19(c), to the Existing Agent an amount equal to the full amount of the Prepayment (it being acknowledged that the Company shall pay, or cause to be paid, the accrued but unpaid interest on the CS Facility as at the date of the Prepayment).

Section 1.3 Effective Time. Upon the terms and subject to the conditions set forth in this Agreement, on the Closing Date, Parent, Merger Sub and the Company shall (a) cause the Merger to be consummated under the CICA by executing and filing the Plan of Merger with respect to the Merger substantially in the form attached hereto as Exhibit A (the “Plan of Merger”) with the Registrar of Companies as provided by Section 233 of the CICA, (b) make any other filings, recordings or publications required to be made by the Company or Merger Sub, in such forms as are required by, and executed in accordance with, the applicable provisions of the CICA. The Merger shall become effective at the date and time specified in the Plan of Merger upon registration with the Registrar of Companies in accordance with the CICA (such date and time being referred to herein as the “Effective Time”).

Section 1.4 Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in this Agreement, the Plan of Merger and in the applicable provisions of the CICA. Without limiting the generality of the foregoing, at the Effective Time, all the property, rights, privileges, powers and franchises of each of the Company and Merger Sub shall immediately vest in the Surviving Company, and all debts, liabilities and duties of each of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Company in accordance with the provisions of the CICA and as provided in this Agreement.

Section 1.5 Company Memorandum and Articles of Association. At the Effective Time, in accordance with the terms of the Plan of Merger and without any further action on the part of the Parties, the memorandum and articles of association of Merger Sub, as in effect immediately prior to the Effective Time, shall become the memorandum and articles of association of the Surviving Company, save and except that (a) all references therein to the name “BCPE Chivalry Merger Sub Limited” shall be amended to “Chindata Group Holdings Limited”; (b) all references therein to the authorized share capital of the Surviving Company shall be amended to refer to the correct authorized share capital of the Surviving Company as approved in the Plan of Merger, until thereafter amended in accordance with the applicable provisions of the CICA and such memorandum and articles of association; and (c) such memorandum and articles of association shall include such indemnification provisions as required by Section 6.10(c).

Section 1.6 Directors and Officers.

(a) The directors of Merger Sub immediately prior to the Effective Time shall, from and after the Effective Time, be the directors of the Surviving Company, unless otherwise determined by Parent prior to the Effective Time, each to hold office in accordance with the memorandum and articles of association of the Surviving Company until their respective successors are duly elected and qualified or until such director’s earlier death, resignation or removal.

(b) The officers of the Company immediately prior to the Effective Time shall, from and after the Effective Time, be the officers of the Surviving Company,

unless otherwise determined by Parent prior to the Effective Time, each to hold office in accordance with the memorandum and articles of association of the Surviving Company until their respective successors are duly elected and qualified or until such officer’s earlier death, resignation or removal.

Article II

EFFECT OF MERGER ON ISSUED SHARE CAPITAL; MERGER CONSIDERATION; EXCHANGE OF CERTIFICATES

Section 2.1 Effect on Share Capital. At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Parent, Merger Sub or the holders of any of the following securities:

(a) Treatment of Shares. Each Class A ordinary shares, par value US$0.00001 per share, of the Company (each, a “Class A Share”) and Class B ordinary shares, par value US$0.00001 per share, of the Company (each, a “Class B Share”, and together with each Class A Share, collectively, the “Shares”) issued and outstanding immediately prior to the Effective Time (other than the Excluded Shares, the Dissenting Shares and Shares represented by ADSs) shall be cancelled in exchange for the right to receive US$4.30 per Share in cash without interest (the “Per Share Merger Consideration”). At the Effective Time, all of the Shares that have been cancelled in exchange for the right to receive the Per Share Merger Consideration as provided in the previous sentence of this Section 2.1(a) shall no longer be issued and outstanding, shall be cancelled and cease to exist, and each former holder of Shares (other than the Excluded Shares, the Dissenting Shares and Shares represented by ADSs) that were outstanding immediately prior to the Effective Time will cease to have any rights with respect to such Shares, except for the right to receive the Per Share Merger Consideration without interest, to be paid in consideration therefor in accordance with this Article II.

(b) Treatment of American Depositary Shares. Each American Depositary Share, representing two (2) Class A Shares (each, an “ADS”, and collectively, the “ADSs”), issued and outstanding immediately prior to the Effective Time (other than ADSs representing the Excluded Shares), together with each underlying Class A Share represented by such ADSs, shall be cancelled in exchange for the right to receive US$8.60 per ADS in cash without interest (the “Per ADS Merger Consideration”) pursuant to the terms and conditions set forth in this Agreement and the Deposit Agreement, and in the event of any conflict between this Agreement and the Deposit Agreement, this Agreement shall prevail and apply. The Per ADS Merger Consideration shall be paid by the Paying Agent to the Depositary as the registered holder of such cancelled underlying Class A Shares and distributed by the Depositary to the holders of such ADSs pursuant to the terms and conditions set forth in this Agreement and the Deposit Agreement. At the Effective Time, all such ADSs (and such underlying Class A Shares represented by the ADSs) that have been cancelled in exchange for the right to receive the Per ADS Merger Consideration as provided in this Section 2.1(b) shall no longer be issued and outstanding and shall be cancelled, and shall cease to exist, and each former holder of any such ADSs will cease to have any rights with respect to such ADSs (and such underlying Class A Shares represented by the ADSs), except the right to receive the Per ADS Merger Consideration without interest, to be paid in consideration therefor in accordance with this Article II.

(c) Treatment of Excluded Shares. Each of the Excluded Shares and the ADSs representing the Excluded Shares (including, for the avoidance of doubt, the Rollover Shares and ADSs representing the Rollover Shares), in each case issued and outstanding immediately prior to the Effective Time, shall be cancelled and cease to exist without payment of any consideration or distribution therefor. The Parties acknowledge that, for U.S. federal income tax purposes, the Rollover Shares shall be treated as (A) contributed to Topco in consideration of a corresponding amount of newly issued Topco Shares immediately prior to the Effective Time in a transaction intended to be governed by Section 721 of the Code, followed by (B) contributed by Topco to Parent immediately prior to the Effective Time in a transaction intended to be governed by Section 351 of the Code, and the Parties shall not take inconsistent reporting positions for U.S. federal income tax purposes unless required by Law.

(d) Treatment of Dissenting Shares. Each Share that is issued and outstanding immediately prior to the Effective Time and is held by a holder of Shares who shall have validly exercised and not effectively withdrawn or have not otherwise lost their rights to dissent from the Merger (“Dissenter Rights”), in accordance with Section 238 of the CICA (collectively, the “Dissenting Shares”, and holders of the Dissenting Shares collectively, the “Dissenting Shareholders”) shall be cancelled and cease to exist at the Effective Time, and the Dissenting Shareholders shall not be entitled to receive the Per Share Merger Consideration (except as provided in this Section 2.1(d)), and each such Dissenting Shareholder shall instead be entitled to receive only the payment of the fair value of such Dissenting Shares held by them determined in accordance with the provisions of Section 238 of the CICA. If any Dissenting Shareholder shall have effectively withdrawn or lost its right to dissent in accordance with the CICA, then as of the later of the Effective Time and the occurrence of such event, the Dissenting Shareholder shall, in respect of its Shares cancelled at the Effective Time, be entitled to receive the Per Share Merger Consideration without interest, pursuant to this Section 2.1(d) and such Shares shall not be deemed to be Dissenting Shares.

(e) Share Capital of Merger Sub. Immediately following cancellation of the Shares and ADSs pursuant to the terms and conditions set out in Section 2.1(a) to Section 2.1(d), each ordinary share of Merger Sub that is issued and outstanding immediately prior to the Effective Time shall be converted into and become one (1) validly issued, fully paid and non-assessable ordinary share of the Surviving Company, which shall be reflected in the updated register of members of the Surviving Company. Such ordinary shares of the Surviving Company shall constitute the only issued and outstanding share capital of the Surviving Company upon the Effective Time.

Section 2.2 Treatment of Company Equity Awards.

(a) Treatment of Company Options.

(i) Treatment of Vested Company Options. Each Company Option that is outstanding, unexercised, vested and not yet expired as of immediately prior to the Effective Time (each, a “Vested Company Option”) shall, immediately prior to the Effective Time, except as otherwise agreed to in writing between the holder of such Vested Company Option and Parent, without other action by Parent, the Company, or the holder of such Vested Company Option, be cancelled and converted into the right to receive, in full satisfaction of the rights of such holder with respect thereto, an amount in cash, without interest, equal to (A) the excess of Per Share Merger Consideration over the exercise price of such Vested Company Option, multiplied by (B) the number of Shares underlying such Vested Company Option (subject to any required Tax withholdings as provided in Section 2.3(e)); provided that any Vested Company Option that has an exercise price per Share that is greater than or equal to the Per Share Merger Consideration shall cease to be outstanding, and shall be cancelled and cease to exist, and the holder of any such Vested Company Option shall not be entitled to payment of any consideration therefor; and

(ii) Treatment of Unvested Company Options. Each Company Option that is outstanding, unexercised, unvested and not yet exercised immediately prior to the Effective Time (each, an “Unvested Company Option”), shall, except as otherwise agreed to in writing between the holder of such Unvested Company Option and Parent, without other action by Parent, the Company, or the holder of such Unvested Company Option, be cancelled and converted into the right to receive, in full satisfaction of the rights of such holder with respect thereto, an employee incentive award to replace such Unvested Company Option, pursuant to terms and conditions to be determined by Topco and in accordance with the Company Share Plan and the award agreement with respect to such Unvested Company Option.

(b) Payment Procedures and Termination of Company Share Plan. As promptly as reasonably practicable following the Closing Date, but in no event later than the next regularly scheduled payroll date that occurs more than five (5) Business Days following the Closing Date, Parent shall cause the Surviving Company to pay to the applicable holders of Vested Company Options, through its payroll system or payroll provider, of all cash amounts required to be paid to such holders in respect of Vested Company Options that are cancelled and converted pursuant to Section 2.2(a)(i) (after giving effect to any required Tax withholdings as provided in Section 2.3(e)). Notwithstanding the foregoing, if any cash payment payable to a holder of Vested Company Options pursuant to Section 2.2(a)(i) cannot be made through the Company’s or the Surviving Company’s payroll system or payroll provider, then the Surviving Company shall issue a check for such payment to such holder (after giving effect to any required Tax withholdings as provided in Section 2.3(e)), which check shall be sent by overnight courier to such holder as promptly as reasonably practicable following the Closing Date (but in any event on or prior to the next regularly scheduled payroll date). As promptly as practicable following the date hereof and in any event prior to the Effective Time, the Company, the Board of Directors or the relevant committee of the Board of Directors, as applicable, shall pass any resolutions and take any actions which are reasonably necessary to effectuate the provisions of this Section 2.2. The Company shall take all necessary and appropriate actions to terminate the Company Share Plan and all award agreements thereunder, effective as of, and contingent upon, the Effective Time.

Section 2.3 Exchange of Certificates, etc.

(a) Paying Agent. Prior to the Closing, Parent or Merger Sub shall enter into an agreement in form and substance reasonably acceptable to the Company (including the identity of the paying agent) with a paying agent selected by Parent to act as agent for the shareholders of the Company in connection with the Merger (the “Paying Agent”) to receive payments required to be made pursuant to Section 2.1(a), Section

2.1(b) or, when required thereby, Section 2.1(d) (collectively, the “Merger Consideration”). On or prior to the Closing Date and prior to the Effective Time, or in the case of payments pursuant to Section 2.1(d), when required thereby, Parent shall deposit, or cause to be deposited, with the Paying Agent, for the benefit of the holders of Shares and ADSs (other than Dissenting Shares, Excluded Shares and ADSs representing the Excluded Shares) a cash amount in immediately available funds that are sufficient in the aggregate to pay the full amount of Merger Consideration (such cash being hereinafter referred to as the “Exchange Fund”). The Paying Agent shall invest the Exchange Fund as reasonably directed by Parent; provided that such investments shall be in obligations of or guaranteed by the United States, in commercial paper obligations rated the highest quality by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, in certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $1 billion, or in money market funds having a rating in the highest investment category granted by a recognized credit rating agency at the time of acquisition or a combination of the foregoing and, in any such case, no such instrument shall have a maturity exceeding three (3) months; provided that no such investment shall affect the amounts payable to the holders of Shares and ADSs (other than holders of Dissenting Shares, Excluded Shares and ADSs representing the Excluded Shares). To the extent that there are losses with respect to such investments, or the Exchange Fund diminishes for other reasons below the level required to make prompt cash payment of the aggregate Merger Consideration as contemplated hereby, Parent shall promptly replace or restore, or cause to be replaced or restored, the cash in the Exchange Fund lost through such investments or other events so as to ensure that the Exchange Fund is at all times maintained at a level sufficient to make such cash payments. Any interest and other income resulting from such investment shall become a part of the Exchange Fund, and any amounts in excess of the amounts payable for the Merger Consideration shall be promptly returned to Parent or the Surviving Company, as requested by Parent. The funds deposited with the Paying Agent pursuant to this Section 2.3(a) shall not be used for any purpose other than as contemplated by this Section 2.3(a) and Section 2.1(d).

(b) Exchange Procedures.

(i) Transmittal Materials. Promptly after the Effective Time (and in any event within three (3) Business Days thereafter), Parent and the Surviving Company shall cause the Paying Agent to mail or otherwise provide to each former holder of Shares of record of a certificate or certificates that immediately prior to the Effective Time represented issued and outstanding Shares, if any (“Certificates”), and each former holder of record of Shares held in book-entry form (“Book-Entry Shares”) (in each case, other than holders of Excluded Shares and Dissenting Shares) (A) transmittal materials, including a letter of transmittal in customary form as agreed by the Parties, specifying that delivery shall be effected, and risk of loss and title to the Certificates will pass, only upon delivery of the Certificates to the Paying Agent or, with respect to Book-Entry Shares, only upon delivery of an “agent’s message” regarding the book-entry transfer of Book-Entry Shares (or such other evidence, if any, of the transfer as the Paying Agent may reasonably request), such transmittal materials to be in such form and have such other provisions as Parent and the Company may reasonably agree, and (B) instructions for use in effecting the surrender of Certificates or exchange of Book-Entry Shares, as applicable, for the aggregate

Per Share Merger Consideration. Promptly following any Shares ceasing to be Dissenting Shares (and in any event within five (5) Business Days thereafter), Parent shall cause the Paying Agent to mail or otherwise provide to the applicable shareholders the documents described in the immediately preceding sentence.

(ii) Certificates. Upon surrender of Certificates to the Paying Agent, (together with a letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may reasonably be required pursuant to such instructions (as applicable)), each holder of record of one or more Certificates, if any (other than holders of Excluded Shares and Dissenting Shares), shall be entitled to receive, and Parent shall cause the Paying Agent to pay and deliver as promptly as reasonably practicable after the Effective Time, a cash amount in immediately available funds (after giving effect to any required Tax withholdings as provided in Section 2.3(e)) equal to the product obtained by multiplying (A) the number of Shares represented by such surrendered Certificates by (B) the Per Share Merger Consideration, and the Certificates so surrendered shall immediately be cancelled. No interest will be paid or accrued on any amount payable upon due surrender of the Certificates to the Paying Agent. In the event that any Certificates shall have been lost, stolen or destroyed, the Paying Agent shall issue a check in exchange for such lost, stolen or destroyed Certificates, upon the making of an affidavit of that fact by the holder thereof, an amount in cash (after giving effect to any required Tax withholdings as provided in Section 2.3(e)) equal to the product of the number of Shares represented by such Certificates multiplied by the Per Share Merger Consideration to which the holder thereof is entitled pursuant to Section 2.1(a) and Section 2.1(d).

(iii) Book-Entry Shares. Notwithstanding anything to the contrary contained in this Agreement, any holder of Book-Entry Shares will not be required to deliver a Certificate to receive the Per Share Merger Consideration in respect of such Book-Entry Shares. In lieu thereof, each holder of record of one or more Book-Entry Shares (other than Excluded Shares and Dissenting Shares) shall, upon receipt by the Paying Agent of an “agent’s message” in customary form or other evidence, if any, as the Paying Agent may have reasonably requested, be entitled to receive, and Parent shall cause the Paying Agent to pay and deliver as promptly as reasonably practicable after the Effective Time, a cash amount in immediately available funds (after giving effect to any required Tax withholdings as provided in Section 2.3(e)) equal to the product obtained by multiplying (A) the number of Shares represented by such Book-Entry Shares by (B) the Per Share Merger Consideration. No interest will be paid or accrued on any amount payable upon due receipt of by the Paying Agent of an “agent’s message” in customary form or other evidence, if any, as the Paying Agent may have reasonably requested.

(iv) ADSs. Prior to the Effective Time, Parent and the Company shall establish procedures with the Paying Agent and the Depositary to ensure that (A) the Paying Agent will transmit to the Depositary as promptly as reasonably practicable following the Effective Time an amount in cash in immediately available funds equal to the product of (x) the number of ADSs issued and outstanding immediately prior to the Effective Time (other than ADSs representing Excluded Shares) and (y) the Per ADS Merger Consideration, and (B) the Depositary will distribute the Per ADS Merger Consideration to holders of ADSs pro rata to their holdings of ADSs (other than ADSs representing Excluded Shares) upon surrender by them of the ADSs.

(v) Interest. No interest shall be paid or will accrue on any amount payable in respect of the Shares or ADSs pursuant to the provisions of this Section 2.3(b).

(vi) Unrecorded Transfers; Other Payments. In the event of a transfer of ownership of Shares or ADSs that is not registered in the register of members of the Company maintained by the Company or in the books maintained by the Depositary, as applicable, or if payment of the aggregate Per Share Merger Consideration or the aggregate Per ADS Merger Consideration is to be made to a Person other than the Person in whose name the Certificates, the Book-Entry Shares or ADSs, as applicable, are registered, a cheque for any cash to be exchanged upon due surrender of Certificates (or affidavits if Certificates are lost, stolen or destroyed) or receipt by the Paying Agent of an “agent’s message” or other evidence, if any, as the Paying Agent may have reasonably requested in the case of Book-Entry Shares, or due surrender of ADSs, as applicable, may be issued to such transferee or other Person if the Certificates, Book-Entry Shares or ADSs, as applicable, formerly representing such Shares or ADSs are properly presented to the Paying Agent or the Depositary (as applicable) accompanied by all documents required to evidence, to the reasonable satisfaction of the Surviving Company, and effect such transfer and to evidence that any applicable transfer or other similar Taxes have been paid or are not applicable.

(vii) Expenses. The Surviving Company or Parent shall pay all charges and expenses, of the Company, the Surviving Company and the Paying Agent in connection with the exchange of Shares for the aggregate Per Share Merger Consideration in accordance with this Section 2.3(b)(vii). Pursuant to the terms of the Deposit Agreement, the ADS holders will pay any applicable fees, charges and expenses of the Depositary, stock transfer or other Taxes and other government charges due to or incurred by the Depositary in connection with the cancellation or termination of their ADSs. The Surviving Company will pay any applicable fees, charges and expenses of the Depositary and government charges (other than withholding Taxes, if any, which shall be withheld by the Depositary in accordance with Section 2.3(e)) due to or incurred by the Depositary in connection with distribution of the Per ADS Merger Consideration to holders of ADSs and the cancellation or termination of ADSs (excluding any fees, including ADS cancellation or termination fees, payable by holders of ADSs in accordance with the Deposit Agreement).

(c) Termination of Exchange Fund. Any portion of the Exchange Fund (including the proceeds of any investments thereof) that remains unclaimed by the former holders of Shares or ADSs for six (6) months after the Effective Time shall be delivered to the Surviving Company upon demand. Any holder of Certificates, Book-Entry Shares or ADSs (in each case, other than Dissenting Shares, Excluded Shares and ADSs representing Excluded Shares) who has not theretofore complied with Section

2.3(b) shall thereafter be entitled to look to the Surviving Company for payment of the relevant aggregate Merger Consideration (after giving effect to any required Tax withholdings as provided in Section 2.3(e) and deduction of any fees, including ADS cancellation or termination fees, payable by holders of ADSs in accordance with the Deposit Agreement) upon due surrender of evidence of Certificates (or affidavits if Certificates are lost, stolen or destroyed) or delivery of an “agent’s message” or other evidence, if any, as the Surviving Company may have reasonably requested in the case of Book-Entry Shares or ADSs (together with a letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may reasonably be required pursuant to such instructions (as applicable)), without any interest thereon and the Surviving Company, subject to the following sentence, shall remain liable for payment of such holder’s claim for the relevant aggregate Merger Consideration (after giving effect to any required Tax withholdings as provided in Section 2.3(e) and deduction of any fees, including ADS cancellation or termination fees, payable by holders of ADSs in accordance with the Deposit Agreement) payable upon due surrender of Certificates (or affidavits if Certificates are lost, stolen or destroyed) or due receipt by the Surviving Company of an “agent’s message” or other evidence, if any, as the Surviving Company may have reasonably requested in the case of Book-Entry Shares or ADSs. Notwithstanding anything to the contrary herein, none of the Surviving Company, Parent, any other member of the Parent Parties, the Company, the Paying Agent, the Depositary or any other Person shall be liable to any former holder of Shares or ADSs for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar Laws. Any amounts remaining unclaimed by such former holders immediately prior to such time at which such amounts would otherwise escheat to or become property of any Governmental Entity shall become, to the extent permitted by applicable Law, the property of the Surviving Company, free and clear of all claims of interest of any Person previously entitled thereto.

(d) Transfers. From and after the Effective Time, the register of members of the Company shall be closed, and there shall be no registration of transfers on the register of members of the Surviving Company of the Shares that were issued and outstanding immediately prior to the Effective Time. If, after the Effective Time, any evidence of a Certificate or Book-Entry Share or ADS is presented, and is acceptable, to the Surviving Company, Parent, the Paying Agent or the Depositary for transfer, subject to compliance with the procedures set forth in this Section 2.3(d), it shall be cancelled and exchanged for the cash amount in immediately available funds to which the holder thereof would have been entitled pursuant to Section 2.1(a), Section 2.1(b), or Section 2.1(d) as applicable (in each case, without interest and after giving effect to any required Tax withholdings as provided in Section 2.3(e) and deduction of any fees, including ADS cancellation or termination fees, payable by holders of ADSs in accordance with the Deposit Agreement). The relevant aggregate Merger Consideration paid upon surrender of Certificates (or affidavits if Certificates are lost, stolen or destroyed) or receipt by the Paying Agent, the Depositary, or the Surviving Company, as applicable, of an “agent’s message” or other evidence, if any, as the Paying Agent, the Depositary, or the Surviving Company, as applicable, may have reasonably requested in the case of Book-Entry Shares or ADSs, in each case, in accordance with the terms of this Section 2.3, shall be deemed to have been paid in full satisfaction of all rights pertaining to the Shares formerly represented by such Certificates (or affidavits) or Book-Entry Shares or ADSs, as applicable.

(e) Withholding Rights. Notwithstanding anything herein to the contrary, each of the Paying Agent, the Depositary, Parent, and the Surviving Company shall be entitled to deduct and withhold from any amounts otherwise payable pursuant to this Agreement such amounts as it is required to deduct and withhold with respect to the making of such payment under any applicable Tax Law. To the extent that amounts are so deducted or withheld, such deducted or withheld amounts (i) shall be remitted by the Paying Agent, the Depositary, Parent or the Surviving Company, as applicable, to the applicable Governmental Entity, and (ii) to the extent so remitted, shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made by the Paying Agent, the Depositary, Parent or the Surviving Company, as the case may be.

(f) Untraceable Shareholders. Remittances for the Per Share Merger Consideration or the Per ADS Merger Consideration, as the case may be, shall not be sent to holders of Shares or ADSs who are untraceable unless and until they notify the Paying Agent, the Depositary or the Surviving Company, as applicable, of their current contact details. A holder of Shares or ADSs will be deemed to be untraceable if (i) such Person has no registered address in the register of members maintained by the Company or the books maintained by the Depositary, as applicable, (ii) on the last two (2) consecutive occasions on which a dividend has been paid by the Company, a check payable to such Person by the Company, in respect of such dividend either (x) has been sent to such Person and has been returned undelivered or has not been cashed or (y) has not been sent to such Person because on an earlier occasion a check for a dividend so payable has been returned undelivered, and in any such case no valid claim in respect thereof has been communicated in writing to the Company or the Depositary, as applicable, or (iii) notice of the Shareholders Meeting convened to vote on the Merger has been sent to such Person and has been returned undelivered. Monies due to holders of Shares or ADSs who are untraceable shall be returned to the Surviving Company on demand and held in a non-interest bearing bank account for the benefit of holders of Shares and ADSs who are untraceable. Monies unclaimed after a period of six (6) years from the Closing Date shall be forfeited and shall revert to the Surviving Company.

Section 2.4 Dissenting Shares. The Company shall give Parent (a) prompt notice of any written notices of objection, notice of authorization of the Merger, notice of dissent to the Merger or demands for appraisal or written offers, under Section 238 of the CICA received by the Company, written withdrawals of such objections, notices, dissents, demands or offers, and any other instruments served pursuant to applicable Law of the Cayman Islands and received by the Company relating to the exercise of any rights to dissent from the Merger or appraisal rights by the Dissenting Shareholders, and (b) the opportunity to direct all negotiations and proceedings with respect to any such notice or demand for appraisal under the CICA. The Company shall not, except with the prior written consent of Parent, make any offers or payment with respect to any exercise by a Dissenting Shareholder of its rights to dissent from the Merger or any demands for appraisal or offer to settle or settle any such demands or approve any withdrawal of any such dissenter rights or demands.

Section 2.5 Adjustments. Notwithstanding anything to the contrary herein, in the event that the number of Shares or ADSs or securities convertible or exchangeable into or exercisable for Shares (including Shares represented by ADSs) issued and outstanding after the date hereof and prior to the Effective Time (including any Company Options) shall have been changed into a different number of Shares or ADSs or securities or a different class as a result of a reclassification, share split (including a reverse share split), combination, share dividend or distribution, recapitalization, subdivision, merger, issuer tender or exchange offer, or other similar transaction (but excluding any change that results from any exercise of Company Options to purchase Shares or the vesting of any Company Options), then the Per Share Merger Consideration and the Per ADS Merger Consideration shall be equitably adjusted to provide to Parent and the holders of Shares, ADSs and Company Options the same economic effect as contemplated by this Agreement prior to such event; provided that nothing in this Section 2.5 shall be construed to permit the Company, any subsidiary of the Company or any other Person to take any action that is otherwise prohibited by the terms of this Agreement.

Section 2.6 Termination of Deposit Agreement. As soon as reasonably practicable after the Effective Time, the Surviving Company shall provide notice to the Bank of New York Mellon (the “Depositary”) to terminate the deposit agreement, dated September 29, 2020, among the Company, the Depositary and all holders from time to time of ADSs issued thereunder (the “Deposit Agreement”) in accordance with its terms.

Article III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company hereby represents and warrants to Parent and Merger Sub that, except (i) as disclosed in the SEC Reports filed with, or furnished to, the SEC on or after the Applicable Date and prior to the date of this Agreement (excluding any disclosures set forth in the SEC Reports (A) under the captions “Risk Factors” or “Forward-Looking Statements” and (B) in any other section relating to forward-looking statements, in each case of (A) and (B), to the extent they are cautionary, predictive or forward-looking in nature and are not specific factual information contained therein), or (ii) as set forth on the corresponding sections or subsections of the disclosure letter delivered to Parent by the Company concurrently with entering into this Agreement (the “Company Disclosure Letter”), it being acknowledged and agreed that disclosure of any item in any section or subsection of the Company Disclosure Letter shall also be deemed disclosure with respect to any other section or subsection of this Agreement to which the relevance of such item is reasonably apparent on the face of such disclosure:

Section 3.1 Organization and Qualification; Subsidiaries. Each of the Company and its subsidiaries (a) is a legal entity duly organized, validly existing and, to the extent such concept is applicable, in good standing under the Laws of its respective jurisdiction of organization, (b) has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and, (c) to the extent such concept is applicable, is in good standing as a foreign corporation or other legal entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or present conduct of its business requires such qualification, except in each case, where the failure to be so organized, existing, qualified or, to the extent such concept is applicable, in good standing, or to have such power or authority, would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

Section 3.2 Memorandum and Articles of Association.

(a) The Company has furnished or otherwise made available to Parent, prior to the date hereof, (i) a correct and complete copy of the memorandum and articles of association, as amended to date (the “Memorandum and Articles of Association”), of the Company as currently in effect, and (ii) any other Organizational Documents, as amended to date, of each of the Company and the Company’s material subsidiaries, and each of the foregoing documents is in full force and effect, except with respect to the Organizational Documents set forth in clause (ii), where such failure would not reasonably be expected to be, individually or in the aggregate, material to the Company and its subsidiaries, taken as a whole.

(b) The Company is not in violation of any provision of the Memorandum and Articles of Association in any material respect.

Section 3.3 Capitalization of the Company .

(a) The authorized share capital of the Company is $50,000 divided into 5,000,000,000 Shares, of which (x) 4,500,000,000 are designated as Class A Shares and (y) 500,000,000 are designated as Class B Shares. As of the close of business in New York City on August 7, 2023:

(i) 733,200,606 Shares are issued and outstanding, of which 406,539,105 are Class A Shares, 326,661,501 are Class B Shares, and no Shares are held by the Company in its treasury;

(ii) 17,289,214 Class A Shares are available for issuance pursuant to the Company Share Plan (and for the avoidance of doubt are not included in the number of issued and outstanding Shares set forth in clause (i)); and

(iii) Company Options under the Company Share Plan to acquire 14,910,902 Shares are issued and outstanding (and for the avoidance of doubt are not included in the number of issued and outstanding Shares set forth in clause (i)).

Except as set forth in Section 3.3(a) hereof, as of the date of this Agreement, (i) all issued and outstanding Shares are duly authorized, validly issued, fully paid and non-assessable, and (ii) there are no issued and outstanding Equity Securities of the Company other than the Shares.

(b) All issued and outstanding Shares are not subject to and were not issued in violation of any pre-emptive rights, purchase options, call or right of first refusal or similar rights. There are no accrued and unpaid dividends with respect to any outstanding Shares.

(c) Each outstanding Company Equity Award (i) was granted in compliance with all applicable Laws, and (ii) was granted in accordance with the terms of the Company Share Plan and the Company’s form of option award agreement provided to Parent prior to the date hereof.

(d) Except as set forth in Section 3.3(a) hereof and except for the rights under the Control Documents, as of the date of this Agreement, there are (i) no voting trusts, proxies or similar arrangements to which the Company is party or by which the Company is bound with respect to the voting of any share capital of, or other equity or voting interest in, the Company; and (ii) no obligations or binding commitments of any character restricting the transfer of any share capital of, or other equity or voting interest in, the Company to which the Company is party or by which it is bound. The Company is not a party to any Contract that obligates it to repurchase, redeem or otherwise acquire any Company Securities. The Company does not have a shareholder rights plan in effect or outstanding bonds, debentures, notes or other obligations which have the right to vote with the shareholders of the Company on any matter.

Section 3.4 Capitalization of the Company’s Subsidiaries.

(a) (A) The Equity Securities of each of the Company’s subsidiaries are (i) duly authorized, validly issued, fully paid and non-assessable, (ii) owned by (or with respect to the Controlled Entities, controlled through the Control Documents by) the Company or a subsidiary of the Company, free and clear of all Liens (other than the Controlled Entities to the extent they are subject to and governed by their respective Control Documents), except for Permitted Liens and such transfer restrictions of general applicability arising under the Securities Act. (B) Except for the Equity Securities of the Company’s subsidiaries and except for securities held by the Company in connection with its ordinary course treasury investment activities, neither the Company nor any of its subsidiaries owns, directly or indirectly, any Equity Security in any other Person.

(b) A true and correct copy of an organizational chart showing the ownership structure of each of the Company and its subsidiaries as of the date of this Agreement is set forth in Section 3.4(b) of the Company Disclosure Letter. Except for the share capital, voting securities, or other equity or ownership interests of each of the Company’s subsidiaries (the ownership of which is set forth in the organizational chart in Section 3.4(b) of the Company Disclosure Letter), there are (i) no other issued and outstanding Equity Securities of any of the Company’s subsidiaries; (ii) no voting trusts, proxies or similar arrangements or understandings to which any subsidiary of the Company is party or by which any subsidiary of the Company is bound with respect to the voting of any share capital of, or other equity or voting interest in, such subsidiary; and (iii) no obligations or binding commitments of any character restricting the transfer of any share capital of, or other equity or voting interest in, any subsidiary of the Company to which such subsidiary is party or by which it is bound. No subsidiary of the Company is a party to any Contract that obligates it to repurchase, redeem or otherwise acquire any Equity Securities of such subsidiary.

Section 3.5 Authority.

(a) The Company has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Merger and the other Transactions, subject only to obtaining the Company Requisite Vote. The execution, delivery and performance by the Company of this Agreement and the Plan of Merger, and the consummation of the Merger and the other Transactions have been duly and validly authorized by the Board of Directors, and no other corporate action on the part of the Company is necessary to authorize the execution and delivery by the Company of this Agreement and the Plan of Merger, and the consummation by it of the Merger and the other Transactions other than the receipt of the Company Requisite Vote and the filings and recordation as required by the CICA. This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery hereof by Parent and Merger Sub, constitutes a legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms, subject to the effects of applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar Laws relating to or affecting creditors’ rights generally, general equitable principles (whether considered in a proceeding in equity or at law) and any implied covenant of good faith and fair dealing (the “Bankruptcy and Equity Exception”).

(b) At a meeting duly called and held prior to the execution and delivery of this Agreement, acting on the recommendation of the Special Committee, the Board of Directors duly adopted resolutions (i) determining that it is in the best interests of the Company and its shareholders (other than the holders of Excluded Shares) and declared it advisable, to enter into this Agreement, (ii) approving the execution, delivery and performance by the Company of this Agreement, the Plan of Merger and the other Transaction Documents to which the Company is a party, and the consummation of the Transactions upon the terms and subject to the conditions set forth herein, (iii) resolving to recommend the approval and authorization of the execution, delivery and performance by the Company of this Agreement, the Plan of Merger and the other Transaction Documents to which the Company is party, and the consummation of the Transactions to the shareholders of the Company at the Shareholders Meeting (the “Recommendation”), and (iv) directing that this Agreement, the Merger and the other Transactions be submitted to the shareholders of the Company at the Shareholders Meeting for their approval. As of the date of this Agreement, the foregoing determinations and resolutions have not been rescinded, modified or withdrawn in any way.

(c) The approval and authorization of this Agreement, the Plan of Merger and the Transactions by special resolution passed by the holders of the Shares, being the affirmative vote of the holders of Shares representing at least two-thirds (2/3) of the votes cast by such holders as, being entitled to do so, vote in person or by proxy at the Shareholders Meeting (the “Company Requisite Vote”) in accordance with Section 233(6) of the CICA and the Company’s Organizational Documents is the only vote of the holders of Shares that is necessary pursuant to applicable Law and the Company’s Organizational Documents to approve and authorize the execution, delivery and performance by the Company of this Agreement, the Plan of Merger and the other Transaction Documents to which the Company is party, and the consummation of the Transactions.

Section 3.6 No Conflict; Required Filings and Consents.

(a) The execution, delivery and performance of this Agreement by the Company and the consummation of the Merger and the other Transactions do not and will not (i) assuming that the Company Requisite Vote has been obtained, breach, violate or conflict with the Memorandum and Articles of Association or any other Organizational Documents of the Company or any of its subsidiaries, (ii) assuming that all consents, approvals and authorizations contemplated by clauses (i) through (iv) of subsection (b) below have been obtained and all filings described in such clauses have been made and the Company Requisite Vote has been obtained, conflict with, breach or violate any Law applicable to the Company or any of its subsidiaries or by which its or any of their respective properties or assets are bound or (iii) result in any breach or violation of or constitute a default (or an event which with or without notice or lapse of time or both would become a default), require a consent or result in the loss of a benefit under, or give rise to any right of termination, cancellation, amendment or acceleration of, or result in the creation of a Lien (except for a Permitted Lien) on any of the material assets of the Company or any of its subsidiaries pursuant to any Contract (including any Lease), except, in the case of clauses (ii) and (iii), for any such conflict, violation, breach, default, loss, right or other occurrence which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(b) The execution, delivery and performance of this Agreement by the Company and the consummation of the Merger and the other Transactions by the Company do not and will not require any consent, approval, authorization or permit of, action by, filing with or notification to, any Governmental Entity, except for (i) compliance with the applicable requirements of the Securities Exchange Act of 1934 (the “Exchange Act”) and the rules and regulations promulgated thereunder, and state securities, takeover and “blue sky” laws, including the joining of the Company in the filing of the Rule 13E-3 Transaction Statement on Schedule 13E-3 (including any amendments or supplements thereto, the “Schedule 13E-3”) with the Proxy Statement as an exhibit thereto, and the filing of one or more amendments to the Schedule 13E-3 (with the Proxy Statement as an exhibit thereto) to respond to comments of the SEC, if any, (ii) compliance with the applicable requirements of NASDAQ, (iii) the filing of the Plan of Merger with the Registrar of Companies pursuant to the CICA, and (iv) any such consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

Section 3.7 Compliance.

(a) The Company and its subsidiaries are not, and since the Applicable Date have not been, in violation in any material respect of and are, and since the Applicable Date have been, in compliance in all material respects with, each Law applicable to the Company or any of its subsidiaries or any of its or their respective assets, businesses or properties. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect and as set forth in Section 3.7(a) of the Company Disclosure Letter, as of the date hereof and as of the Effective Time, the Company and its subsidiaries have obtained from any applicable Governmental Entity all Licenses (or any approvals therefor), and all Licenses are effective and passed their respective annual inspection in accordance with applicable Laws and no suspension or cancellation of any of the Licenses (or denial of any application for a License) is pending or, to the knowledge of the Company, threatened. None of the Company and its subsidiaries has received any written notice or communication from any Governmental Entity of any non-compliance with any applicable Laws that has not been cured, except for such non-compliance the outcome of which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(b) Except as would not, individually or in the aggregate, be material to the Company and its subsidiaries, taken as a whole, since the Applicable Date, none of the Company or any of its subsidiaries, any officer or director of any of the foregoing, or, to the knowledge of the Company, agent, employee or other Person acting on behalf of any of the foregoing, is or has been in violation of the Anti-Corruption Laws.

(c) Since the Applicable Date, to the knowledge of the Company, neither the Company nor any of its subsidiaries has, in connection with or relating to the business of the Company or any of its subsidiaries, (i) received from any Governmental Entity any written notice, or inquiry, (ii) made any voluntary or involuntary disclosure to a Governmental Entity, or conducted any internal investigation regarding actual or alleged non-compliance with any applicable Anti-Corruption Laws.

(d) Since the Applicable Date, the Company has instituted and maintained policies and procedures reasonably designed to ensure compliance in all material respects with applicable Anti-Corruption Laws by the Company and its subsidiaries.

(e) Neither the Company nor any of its subsidiaries, nor any of their respective officers, directors or employees, nor to the knowledge of the Company, any agent or other third party representative acting on behalf of the Company or any of its subsidiaries, is currently, or has been since the Applicable Date: (i) a Sanctioned Person, (ii) organized, resident or located in a Sanctioned Country, (iii) engaging in any dealings or transactions with any Sanctioned Person or in any Sanctioned Country, to the extent such activities violate applicable Sanctions Laws or Ex-Im Laws, or (iv) otherwise in violation of Sanctions Laws, Ex-Im Laws, or U.S. anti-boycott Laws.

Section 3.8 SEC Filings; Financial Statements.

(a) The Company has filed or furnished, on a timely basis, all forms, reports, statements, certifications and other documents (including all exhibits and other information incorporated therein, amendments and supplements thereto) in each case required to be filed by it with, or furnished by it to, the U.S. Securities and Exchange Commission (the “SEC”) since September 30, 2020 (the “Applicable Date”) (all such forms, reports, statements, certificates and other documents filed since the Applicable Date, including all exhibits and other information incorporated therein, amendments and supplements thereto, collectively, the “SEC Reports”). As of their respective SEC filing dates, or, if amended or superseded by a subsequent filing made prior to the date of this Agreement, as of the date of the last such amendment or superseding filing prior to the date of this Agreement, the SEC Reports complied in all material respects with the applicable requirements of the Securities Act of 1933 (the “Securities Act”), the Exchange Act and the Sarbanes-Oxley Act of 2002, as the case may be, and the applicable rules and regulations promulgated thereunder, each as in effect on the date of any such filing. As of the time of filing with the SEC (or, if amended prior to the date of this Agreement, as of the date of such amendment), none of the SEC Reports so filed contained, when filed, any untrue statement of a material fact or omitted to state any material fact required to be stated or incorporated by reference therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except to the extent that the information in such SEC Reports has been amended or superseded by a later SEC Report filed prior to the date of this Agreement.

(b) The audited consolidated financial statements of the Company (including all notes thereto) included in each of the Company’s Annual Reports on Form 20-F filed with the SEC since the Applicable Date complied as to form at the time they were filed in all material respects with the applicable accounting requirements and the rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto) and fairly present in all material respects the consolidated financial position of the Company and its subsidiaries at the respective dates thereof

(taking into account the notes thereto) and the consolidated statements of operations, cash flows and shareholders’ equity for the periods indicated. The unaudited consolidated financial statements of the Company and its subsidiaries (including any related notes thereto) for all interim periods included in the SEC Reports complied as to form at the time they were filed in all material respects with the applicable accounting requirements and the rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto and except for the absence of footnote disclosures and year-end adjustments as permitted by GAAP) and fairly present in all material respects the consolidated financial position of the Company and its subsidiaries at the respective dates thereof (taking into account the notes thereto) and the consolidated results of operations and cash flows for the periods indicated (subject to year-end adjustments as permitted by GAAP).

(c) The Company has established and maintains, and at all times since the Applicable Date has maintained, disclosure controls and procedures and internal controls over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rules 13a-15 and 15d-15 of the Exchange Act. Such disclosure controls and procedures are reasonably designed to ensure that material information required to be disclosed by the Company is recorded and reported on a timely basis to the individuals responsible for the preparation of the Company’s filings with the SEC and other public disclosure documents. Since the Applicable Date, based on the Company’s management’s most recently completed evaluation of the Company’s internal control over financial reporting, there has not been (i) any “material weakness” and “significant deficiency” in the design or operation of its internal control over financial reporting or (ii) any fraud or allegation of fraud that involves management or other employees who have a significant role in the Company’s internal control over financial reporting.

Section 3.9 No Undisclosed Liabilities. Except for (a) liabilities or obligations incurred in the ordinary course of business since December 31, 2022; (b) as set forth in the consolidated financial statements of the Company (including the notes thereto) included in the Company’s annual report on Form 20-F filed with the SEC on April 28, 2023, (c) liabilities or obligations contemplated by this Agreement or (d) liabilities or obligations that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, neither the Company nor any of its subsidiaries has any liabilities or obligations of any nature that would be required by GAAP to be reflected in a consolidated balance sheet of the Company.

Section 3.10 Indebtedness and Security. Except as set forth in Section 3.10 of the Company Disclosure Letter, (a) neither the Company nor any of its subsidiaries has any secured creditors holding fixed or floating security interests with respect to any securities or assets of the Company or any of its subsidiaries, and (b) neither the Company nor any of its subsidiaries has any outstanding unsecured financial indebtedness.

Section 3.11 Contracts.

(a) Except for (v) Contracts under which the Company or its subsidiary has no outstanding rights or obligations, (w) this Agreement, (x) the Company Share Plan, (y) each Contract set forth in Section 3.11(a) of the Company Disclosure Letter, and (z) each Contract filed as an exhibit to the SEC Reports as a “material contract” pursuant to the Securities Act, as of the date hereof, neither the Company nor any of its subsidiaries is party to or bound by any Contract that:

(i) contains covenants that materially limit or purport to materially limit the ability of the Company or any of its subsidiaries, or that, upon the consummation of the Merger would materially limit or purport to materially limit the ability of Parent or any subsidiary of Parent, to compete with any Person in any line of business or sell, supply or distribute any product or service, in each case, in any geographic area, during any period of time;

(ii) other than with respect to any partnership that is wholly owned by the Company or any of its wholly owned subsidiaries, is a joint venture, partnership, limited liability company or other similar agreement or arrangement relating to the formation, creation, operation, management or control of any partnership, joint venture or other similar arrangement, in each case, that is material to the business of the Company and its subsidiaries, taken as a whole;

(iii) is an indenture, credit agreement, loan agreement, security agreement, guarantee, bond, mortgage or similar Contract pursuant to which any indebtedness of the Company or any of its subsidiaries, in each case in excess of US$3,000,000 (or its equivalent in RMB or another currency), is outstanding or secured, other than any such Contract between or among any of the Company and any of its wholly owned subsidiaries;

(iv) prohibits the payment of dividends or distributions in respect of the capital stock of the Company or any of its subsidiaries or prohibits the pledging of the capital stock of the Company or any subsidiary of the Company;

(v) with respect to any acquisition or disposition of assets (including share capital or other equity interest in another Person), whether by merger, sale of shares, sale of assets or otherwise, pursuant to which the Company or any of its subsidiaries has continuing obligations following the date hereof, including indemnification, guarantee, “earn-out” or other contingent or outstanding payment obligations that are material to the Company and its subsidiaries, taken as a whole;

(vi) relates to the sale, issuance, grant, exercise, award, purchase, repurchase or redemption of any Company Securities or Equity Securities of any of the Company’s subsidiaries;

(vii) is a Control Document;

(viii) is between the Company or any of its subsidiaries, on the one hand, and a Governmental Entity, on the other hand;

(ix) is a settlement, conciliation, or similar Contract with any Governmental Entity pursuant to which the Company or any of its subsidiaries will have continuing obligations (other than immaterial obligations ordinarily included in Contracts of this nature) or that involve the payment of more than

US$1,500,000 (or its equivalent in RMB or another currency) after the date of this Agreement;

(x) is a collective bargaining Contract or other Contract with any labor union, works council, or other labor organization (each, a “CBA”);

(xi) requires the Company or any of its subsidiaries, directly or indirectly, to make any advance, loan, extension of credit or capital contribution to, or other investment in, any Person (other than the Company or any of its wholly owned subsidiaries) in any such case which is in excess of US$2,500,000 (or its equivalent in RMB or another currency);

(xii) is a loan or other Contract between the Company or any of its subsidiaries, on the one hand, and any director, member of senior management, major shareholder of the Company or any of its subsidiaries holding more than 5% of the voting power of the Company or any of its subsidiaries, on the other hand (other than any Parent Party), including such loan or Contract that is required to be reported under Item 7 of Form 20-F of the SEC, other than in relation to (A) payment of salary or fees for services rendered in the capacity of an officer, director or employee of the Company or any of its subsidiaries, (B) reimbursement for expenses incurred on behalf of the Company or any of its subsidiaries and (C) other employee benefits, including award agreements, notices of grants and other similar documents under any Company Share Plan;

(xiii) any employment, engagement, consulting, severance, change in control, or other similar Contract of (A) each employee of the Company or any of its subsidiaries at the level of senior vice president of the Company or any of its subsidiaries or above or (B) any other officer, director, employee, or independent contractor of the Company or any of its subsidiaries at base annual compensation in excess of RMB2,000,000 (or its equivalent in USD or another currency), other than, in each case, standard employment agreements that do not provide for severance compensation or other termination pay, retention bonus or change in control benefits; or

(xiv) is a Contract relating to the assignment, transfer, licensing, or grant of any other rights under, any material Intellectual Property by or to the Company or any of its subsidiaries, excluding (A) Off-the-Shelf Software Licenses; (B) non-exclusive licenses of Intellectual Property granted by the Company or its subsidiaries to (x) their customers in the ordinary course of business consistent with past practices or (y) contractors, vendors and service providers for the purpose of performance of services for the Company or any of its subsidiaries where the license is ancillary to the purpose of the underlying contract; (C) confidentiality and non-disclosure Contracts (without the grant of any licenses or rights under any material Intellectual Property) for the performance of services by or for the Company or any of its subsidiaries; (D) agreements with current and former employees, consultants, and contractors entered into on standard forms of the Company or any of its subsidiaries under which such employees, consultants and contractors assign their rights in the Intellectual Property developed in the scope of their employment or engagement to the Company or any of its subsidiaries; (E) Contracts containing an inbound license to the Company or its subsidiaries to use third party Intellectual

Property, where such license is (x) non-exclusive, (y) not material to the business of the Company and its subsidiaries, taken as a whole, and (z) incidental to the primary purpose of such Contract; and (F) Open Source Software licenses;

Each Contract set forth (or required to be set forth) in Section 3.11(a) of the Company Disclosure Letter or filed (or which is required to be filed) as an exhibit to the SEC Reports as a “material contract” pursuant to the Securities Act (in each case, excluding the Company Share Plan), is referred to herein as a “Material Contract”.

(b) As of the date of this Agreement, each of the Material Contracts is valid and binding on the Company or each of its subsidiaries as may be party thereto and, to the knowledge of the Company, each other party thereto, and is in full force and effect and enforceable in accordance with its terms, subject to the Bankruptcy and Equity Exception, except (i) to the extent that any Material Contract expires or terminates in accordance with its terms, and (ii) for such failures to be valid and binding or to be in full force and effect that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, in the past twelve (12) months, (x) neither the Company nor any of its subsidiaries has received written notice from any other party to a Material Contract that such other party intends to terminate or renegotiate in any material respects the terms of any such Material Contract (except in accordance with the terms thereof) and (y) there is no breach or default under any Material Contract by the Company or any of its subsidiaries or, to the knowledge of the Company, any other party thereto and no event or condition has occurred that constitutes, or, with or without the lapse of time or the giving of notice or both, would constitute, a default thereunder by the Company or any of its subsidiaries or, to the knowledge of the Company, any other party thereto.

Section 3.12 Absence of Certain Changes or Events.

(a) Since December 31, 2022 through the date of this Agreement, except as contemplated by this Agreement, the Company and its subsidiaries have not taken or agreed to take any action that, if taken after the date hereof, would require the consent of Parent pursuant to the terms of Section 5.1 hereof.

(b) Since December 31, 2022 there has not occurred any event, development, change, effect or occurrence that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 3.13 Absence of Litigation. As of the date hereof, except as set forth in Section 3.13 of the Company Disclosure Letter, there is no Action pending or, to the knowledge of the Company, threatened in writing against the Company or any of its subsidiaries or any of their respective assets or properties, including Intellectual Property, other than any such Action that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Neither the Company nor any of its subsidiaries or any of their respective properties or assets is or are subject to any Order, except for those that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

Section 3.14 Employee Benefit Plans.

(a) Section 3.14(a) of the Company Disclosure Letter contains a true and complete list of each material Company Plan. For purposes of this Agreement, “Company Plan” means each “employee benefit plan” (within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974 (“ERISA”), whether or not subject to ERISA), and each other benefit or compensation plan, policy, program, Contract or arrangement (i) in respect of any current or former director, officer, employee, contractor, consultant or individual service provider (collectively, the “Company Employees”), including any bonus or incentive, employment, consulting, severance, separation pay, employee loan, fringe benefits, change in control, retention, stay, transaction or similar bonus, incentive equity or equity-based compensation, phantom equity, deferred compensation, health, welfare or fringe benefit plans, policies, programs, Contracts or arrangements, or (ii) that is contributed to (or required to be contributed to), sponsored or maintained by the Company or any of its subsidiaries, or with respect to which the Company or any of its subsidiaries has any current or contingent obligation or liability, other than a plan, policy, program, or arrangement that is required to be maintained by applicable Law.

(b) With respect to each Company Plan, the Company has made available to Parent a true and complete copy of, to the extent applicable, the current plan document (and for any unwritten plan, a summary of the material terms), any non-routine correspondence with any Governmental Entity related to a Company Plan, and any related trust agreement or other funding instrument.

(c) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (i) each Company Plan has been established, funded, maintained and administered in accordance with its terms and in compliance with the applicable provisions of all applicable Laws, rules and regulations, and nothing has occurred with respect to any Company Plan that could result in a Tax, penalty or other liability of the Company or any of its subsidiaries, and (ii) with respect to each Company Plan, no Actions or claims (other than routine claims for benefits) are pending or, to the knowledge of the Company, threatened, and no fact or circumstance exists that could give rise to any such Action or claim. No Company Plan is intended to be qualified under Section 401(a) of the Code. Each Company Plan that is required to be registered or intended to meet certain regulatory or favorable tax treatment requirements has been timely and properly registered and maintained in all material respect in good standing with the applicable regulatory authorities and requirements.

(d) No Company Plan provides, and neither the Company nor any of its subsidiaries has any current or potential obligation to provide, post-employment or retiree health or welfare benefits, except to the extent required by applicable Laws. With respect to each Company Plan, all material contributions, distributions, reimbursements and premium payments have been timely made, paid or properly accrued. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, all employer and employee contributions to each Company Plan required by Law or by the terms of such Company Plan have been timely made, or, if applicable, accrued in accordance with normal accounting practices, and all Company Plans that are required to be funded are fully funded, and adequate reserves have been established with respect to any Company Plan that is not required to be funded.

(e) No Company Plan is, and neither the Company nor any of its subsidiaries maintains, sponsors, participates in, contributes to, or has any obligation to contribute to, or has any other current or contingent liability or obligation under or with respect to a defined benefit plan (as defined in ERISA, whether or not subject to ERISA), seniority premium, termination indemnity, provident fund, gratuity or similar plan or arrangement or has any unfunded or underfunded liabilities. Neither the Company nor any of its subsidiaries has any current or contingent liability or obligation under Title IV of ERISA or by reason of at any time being considered a single employer under Section 414 of the Code with any other Person.

(f) Each Company Plan that is, in whole or in part, a “nonqualified deferred compensation plan” within the meaning of Section 409A of the Code complies with, and has been maintained in form and operation in accordance with the requirements of, Section 409A of the Code in all material respects.

(g) Neither the execution and delivery of this Agreement nor the consummation of the Transactions (alone or in conjunction with any other event, including any termination of employment) could (i) accelerate the time of, or result in the payment, vesting, funding, grant of, or increase the amount of, any compensation or benefit due to or create an entitlement to compensation or benefits for any Company Employee under any Company Plan or otherwise, (ii) result in any breach or violation of or default under, or limit the Company’s or any of its subsidiaries’ right to merge, amend, modify or terminate, any Company Plan, (iii) result in any forgiveness of indebtedness of Company Employees, or (iv) result in any payments or benefits which could, individually or in combination with any other amount, constitute an “excess parachute payment” as defined in Section 280G of the Code.

(h) Neither the Company nor any of its subsidiaries has any current or contingent obligation to indemnify, gross-up or otherwise make whole any Person for any Taxes, including those imposed under Section 4999 or Section 409A of the Code (or any corresponding provisions of state, local or foreign Tax law).

Section 3.15 Labor and Employment Matters. Except as set forth in Section 3.15 of the Company Disclosure Letter:

(a) Neither the Company nor any of its subsidiaries is a party to or bound by any CBA, no Company Employee is represented by any labor union, works council or other labor organization or employee representative body, and no CBA is being negotiated by the Company or any of its subsidiaries. There are no strikes, work stoppages, slowdowns, lockouts, picketing, handbilling, material labor grievances, labor arbitrations, or other material labor disputes pending or, to the knowledge of the Company, threatened against or affecting the Company or any of its subsidiaries, and none have occurred since the Applicable Date. There are no, and since the Applicable Date, there have not been any (i) material claims or allegations of unfair labor practices pending or, to the knowledge of the Company, threatened against the Company or any of its subsidiaries before any labor relations tribunal or authority or (ii) union organizing efforts by or involving any Company Employees. Since the Applicable Date, no labor union, works council, other labor organization, or group of employees of the Company or any of its subsidiaries has made a demand for recognition or certification, and there are no representation or certification proceedings presently pending or, to the knowledge of the Company, threatened to be brought or filed with any labor relations tribunal or authority.

(b) There are no pending or, to the knowledge of the Company, threatened material Actions relating to Company Employees or employment practices.

(c) The Company and its subsidiaries are, and since the Applicable Date have been, in compliance in all material respects with all applicable Laws relating to labor, employment and employment practices, including all laws respecting terms and conditions of employment, health and safety, wages and hours (including overtime pay requirements and the proper classification and treatment of individuals as non-employee contractors or consultants), social security payments and housing fund contribution, mandatory provident fund or other statutory pension contribution, immigration, discrimination, harassment, retaliation, disability rights and benefits, restrictive covenants, plant closures and layoffs, workers’ compensation and workplace injury insurance, labor relations, employee leave and holiday requirements, and unemployment insurance.

(d) No executive officer or employee of the Company or any of its subsidiaries, with annualized compensation at or above RMB2,000,000 (or its equivalent in USD or another currency), has given notice that he or she plans to terminate employment with the Company or the applicable subsidiary.

(e) Except as would not result in material liability for the Company or any of its subsidiaries, (i) the Company and each of its subsidiaries have fully and timely paid all wages, salaries, wage premiums, commissions, bonuses, severance and termination payments, fees, and other compensation that have come due and payable to their current or former employees and independent contractors under applicable Laws, Contracts, and Company policy; and (ii) each individual who currently provides or in the past three (3) years has provided services to the Company or any of its subsidiaries and who is or was classified as an independent contractor consultant, leased employee, or other non-employee service provider is and has been properly classified and treated as such for all applicable purposes.

(f) To the knowledge of the Company, no Company Employee is in any material respect in violation of any term of any employment agreement, non-disclosure agreement, common law nondisclosure obligation, fiduciary duty, non-competition agreement, non-solicitation agreement, restrictive covenant or other similar obligation: (i) owed to the Company or any of its subsidiaries; or (ii) owed to any third party with respect to such individual’s right to be employed or engaged by the Company or any of its subsidiaries.

(g) Since the Applicable Date, the Company and each of its subsidiaries have promptly, thoroughly, and impartially investigated all claims of sexual harassment or other harassment, discrimination or retaliation allegations of which any of them are or have been aware. Neither the Company nor any of its subsidiaries: (i) reasonably expects any material liabilities with respect to any such allegations, or (ii) is aware of any allegations relating to officers, directors, employees, contractors, or agents of the Company or any of its subsidiaries that, if known to the public, would bring the Company or any of its subsidiaries into material disrepute.

Section 3.16 Insurance. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, all insurance policies (including any self-insurance or “fronting” insurance programs maintained by the Company or any of its subsidiaries) of the Company and its subsidiaries, (a) are in full force and effect and provide insurance in such amounts and against such risks as is sufficient to comply with applicable Law and as is customary in all material respects in the industries in which the Company and its subsidiaries operate and (b) all premiums due with respect to such insurance policies have been paid in accordance with the terms thereof.

Section 3.17 Properties.

(a) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, the Company and its subsidiaries have good and marketable title to each Owned Real Property, free and clear of all Liens, except for Permitted Liens. With respect to each Owned Real Property: (i) except as set forth in Section 3.17(a) of the Company Disclosure Letter, neither the Company nor any of its subsidiaries has leased or otherwise granted to any Person the right to use or occupy such Owned Real Property or any portion thereof and (ii) other than the right of Parent and Merger Sub pursuant to this Agreement and the statutory rights of first refusal of any lessee under the applicable Laws, there are no outstanding options, rights of first offer or rights of first refusal to purchase such Owned Real Property or any portion thereof or interest therein.

(b) Each Lease is legal, valid, binding, enforceable and in full force and effect, and neither the Company or any of its subsidiaries (as a party to such Lease) nor, to the knowledge of the Company, any other third party to such Lease, is in material breach or default under such Lease. Except as set forth in Section 3.17(b) of the Company Disclosure Letter, each of the Company and its subsidiaries has a good and valid leasehold or subleasehold interest in each relevant parcel of the material Leased Real Property, free and clear of all Liens, except for Permitted Liens.

Section 3.18 Tax Matters.

(a) The Company and each of its subsidiaries (i) have timely filed (taking into account any extension of time within which to file) all material Tax Returns required to be filed by any of them and all such filed Tax Returns are complete and accurate in all material respects; (ii) have timely paid all material Taxes whether or not shown as due on such filed Tax Returns, and have withheld all amounts of Taxes required to be withheld from amounts owing to any employee, creditor, equity holder, or other third party; and (iii) have not waived any statute of limitations with respect to material Taxes or agreed to any extension of time with respect to a material Tax assessment or deficiency which waiver or extension has not yet expired.

(b) No Tax audits, examinations, investigations or other proceedings with respect to material Taxes of or with respect to the Company or any of its subsidiaries are currently pending and neither the Company nor any of its subsidiaries has received a written notice from a Tax authority of an upcoming audit, examination, investigation or other proceeding with respect to material Taxes.

(c) There are no Liens on any of the material assets of the Company or any of its subsidiaries that arose in connection with any failure (or alleged failure) to pay any Tax, other than Liens for Taxes that are not yet due and payable or for Taxes that are being contested in good faith by appropriate proceeding and for which adequate reserves have been provided in accordance with GAAP.

(d) Neither the Company nor any of its subsidiaries has participated in any “listed transactions” within the meaning of Treasury Regulations Section 1.6011-4 or any similar provision of applicable Law.

(e) Neither the Company nor any of its subsidiaries (i) has any liability for the Taxes of any Person (other than the Company or its subsidiaries) as a result of being a member of a combined, unitary, consolidated or similar tax group, or as a transferee or successor, by Contract or otherwise, or (ii) is a party to or bound by (A) any closing agreement (within the meaning of Section 7121(a) of the Code (or any similar or analogous provision of state, local or non-U.S. Law)) or other ruling or written agreement with a Tax authority, in each case, with respect to material Taxes, or (B) any material Tax sharing agreement, Tax allocation agreement or Tax indemnity agreement (other than any other customary commercial Contracts not primarily related to Tax or any agreement among or between only the Company or any of its subsidiaries).

(f) No written claim has been made by a Governmental Entity in a jurisdiction where the Company or any of its subsidiaries does not file Tax Returns such that it is or may be subject to taxation by, or required to file any Tax Return in, that jurisdiction.

(g) The subsidiaries of the Company located in the PRC have, in accordance with applicable PRC Law, duly registered with the relevant PRC Governmental Entity, obtained and maintained the validity of all national and local Tax registration certificates and complied with all requirements in all material respects imposed by such Governmental Entities. Any submissions made on behalf of the Company or any of its subsidiaries to any Governmental Entity in connection with obtaining Tax exemptions, Tax holidays, Tax deferrals, Tax incentives or other preferential Tax treatments or Tax rebates were accurate and complete in all material respects. As of the date hereof, no suspension, revocation or cancellation of any Tax exemptions, preferential treatments or rebates is pending or, to the knowledge of the Company, threatened.

(h) None of the Company or any of its subsidiaries is or has been a member of an affiliated group (other than a group the common parent of which is or was the Company) filing an affiliated, consolidated, combined or unitary Tax Return.

(i) For purposes of this Agreement:

(i) “Taxes” means all federal, state, local and non-U.S. income, profits, franchise, gross receipts, windfall, environmental, customs duty, capital stock, severance, stamp, payroll, sales, employment, unemployment, disability, social security, use, property, withholding, excise, license, production, value added, occupancy, escheat or unclaimed property, land value appreciation, deed, registration, alternative, add-on minimum, branch profits, premium, business and national tax and other taxes, duties or other like assessments of any nature whatsoever imposed by any Governmental Entity together with all interest, penalties and additions imposed with respect to such amounts and any interest in respect of such penalties and additions;

(ii) “Tax Law” means any Law relating to Taxes; and

(iii) “Tax Return” means all returns and reports (including any elections, disclosures, information returns and attached schedules) filed or required to be filed with a Tax authority, including any information return, claim for refund, declaration of estimated Tax or amendment to any of the foregoing.

Section 3.19 Schedule 13E-3; Proxy Statement. None of the information supplied or to be supplied by the Company for inclusion or incorporation by reference in (a) the Schedule 13E-3, at the time the Schedule 13E-3, or any amendment or supplement thereto, is filed with the SEC, or (b) the proxy statement to be sent to the shareholders of the Company in connection with the Shareholders Meeting (such proxy statement, as amended or supplemented, including the letter to shareholders, notice of meeting and form of proxy, the “Proxy Statement”), on the date it (and any amendment or supplement thereto) is first filed as an exhibit to the Schedule 13E-3 with the SEC, or at the time it is first mailed to the shareholders of the Company or at the time of the Shareholders Meeting, will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not false or misleading. All documents that the Company is responsible for filing with the SEC in connection with the Transactions, to the extent supplied by or on behalf of the Company or any of its subsidiaries for inclusion therein, will comply as to form, in all material respects, with the provisions of the Securities Act or Exchange Act, as applicable, and the rules and regulations of the SEC thereunder. The representations and warranties contained in this Section 3.19 will not apply to statements or omissions included or incorporated by reference in the Schedule 13E-3 or the Proxy Statement to the extent based upon information supplied to the Company by or on behalf of Parent or Merger Sub.

Section 3.20 Intellectual Property.

(a) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, the Company or one of its subsidiaries exclusively owns or has valid and enforceable rights to use all Intellectual Property used or held for use in the businesses of the Company and its subsidiaries as currently conducted (collectively, “Company Intellectual Property”). The Company or one of its subsidiaries exclusively owns all right, title, and interest in and to all Intellectual Property set forth in Section 3.20(a) of the Company Disclosure Letter or otherwise owned by the Company or its subsidiaries (collectively, the “Owned Intellectual Property”) free and clear of all Liens (except for Permitted Liens). Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, to the knowledge of the Company, all material Company Intellectual Property shall be available for use by the Company and its subsidiaries immediately after the Closing on substantially similar terms and conditions to those under which the Company and its subsidiaries owned or used such Intellectual Property immediately prior to the Closing.

(b) For the past three (3) years, to the knowledge of the Company, (i) none of the Company and its subsidiaries nor the conduct of their businesses infringes, dilutes, misappropriates or otherwise violates, or has infringed, diluted, misappropriated, or otherwise violated, the Intellectual Property of any third party; and (ii), none of the material Owned Intellectual Property has been infringed, diluted, misappropriated or otherwise violated, or is being infringed, diluted, misappropriated or otherwise violated by any third party in any material respect.

(c) To the knowledge of the Company, none of the Owned Intellectual Property is subject to any outstanding settlement or order by which the Company or any of its subsidiaries is bound. All of the material Owned Intellectual Property is subsisting, and to the knowledge of the Company, valid and enforceable. None of the Company and its subsidiaries are, or have for the past three (3) years been, a party to any Action or received any notice in writing, and no such Action has been threatened in writing (including “cease and desist” letters and offers or requests to take a license to avoid an Action), in each case, that relates to any material Intellectual Property, including any challenge of the ownership, use, validity or enforceability of any material Owned Intellectual Property, or any allegation of infringement, dilution, misappropriation or other violation of any material Intellectual Property.

(d) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, the Company and its subsidiaries have taken commercially reasonable steps to protect and maintain the Company Data, Personal Data, Owned Intellectual Property and Company Systems, including in accordance with the Company’s policies, contractual obligations, and Laws applicable thereto. To the knowledge of the Company, in the past two (2) years there have been no material Security Incidents.

(e) The Company and its subsidiaries are in material compliance with all licenses and other Contracts in effect as of the date hereof with respect to Third-Party Components.

(f) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, the Company and each of its subsidiaries (i) own or have valid and enforceable rights to use the Company Systems; and (ii) are in compliance with, in all material respects, the terms and conditions of the Contracts relating to such Software. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, the Company Systems (A) are sufficient for the operation of the businesses of the Company and its subsidiaries as currently conducted, and (B) are in good working condition (accounting for normal wear and tear) in all material respects. To the knowledge of the Company, the Company Systems are free from Malicious Code adversely affecting the Company Systems or the businesses of the Company and its subsidiaries in any material respect. To the knowledge of the Company, in the past two (2) years there has been no material failure of the Company Systems that has not been remediated in all material respects.

(g) The Company and its subsidiaries own all right, title, and interest in and to all material Intellectual Property created or developed by, for, or under the direction or supervision of the Company or its subsidiaries. Each current and former employee, consultant, and contractor of the Company and its subsidiaries who has been or is involved in the creation or development of any such material Intellectual Property, has entered into a written agreement with the Company or one of its subsidiaries, as applicable, assigning to the Company or such subsidiary all Intellectual Property created or developed by such Person within the scope of such Person’s duties to the Company or one of its subsidiaries, as applicable.

(h) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, neither the Company nor any of its subsidiaries has developed its proprietary Software in combination with Open Source Software or has used any Open Source Software in a manner that requires the distribution or licensing of any proprietary Software included in Owned Intellectual Property in source code form to third parties.

(i) Neither the Company nor any of its subsidiaries (i) has disclosed, distributed, licensed or made available to any Person any source code for any material Software included in any Owned Intellectual Property, or (ii) is subject to any duty or obligation (whether present, contingent or otherwise) to disclose, distribute, license or make available to any Person any such source code, including under any escrow arrangement, except, in each case, pursuant to confidentiality or non-disclosure agreements or obligations that reasonably protect the interest of the Company and its subsidiaries in and to such source code. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, the Company and its subsidiaries are, and have been in the past three (3) years, in compliance with all Data Privacy and Security Requirements in all material respects. None of the Company and its subsidiaries are, or have for the past three (3) years been, a party to any Action or received any notice in writing, and no such Action has been threatened in writing, in each case, that relates to any violation of any Data Privacy and Security Requirements in any material respect.

Section 3.21 Environmental Matters. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect: (a) the Company and its subsidiaries are and have for the past three (3) years been, in compliance with all applicable Environmental Laws, which compliance has included applying for, obtaining, maintaining and complying with all material Licenses required under such applicable Environmental Laws; and (b) neither the Company nor any of its subsidiaries is subject to any Action or Order or has received any written notice regarding any actual or alleged violation of or liability (contingent or otherwise) under any Environmental Law; and (c) to the knowledge of the Company, there has been no release or disposal of, contamination by, or exposure of any Person to any substance, material or waste so as to give rise to any material liability for the Company or any of its subsidiaries under any Environmental Law. For purposes of this Agreement, “Environmental Laws” means all applicable Laws regarding pollution or protection of the environment, or the effect of the environment or hazardous or toxic substances, materials or wastes on public or worker health or safety.

Section 3.22 Opinion of Financial Advisor. The Special Committee has received the written opinion of Citigroup Global Markets Asia Limited (the “Financial Advisor”), financial advisor to the Special Committee, dated as of the date of this Agreement, to the effect that, as of the date of such opinion and based upon and subject to the assumptions, limitations, and qualifications set forth therein, the Per Share Merger Consideration to be received by the holders of Shares (other than Excluded Shares, Dissenting Shares and Shares represented by ADSs) and the Per ADS Merger Consideration to be received by the holders of ADSs (other than ADSs representing Excluded Shares) pursuant to this Agreement are fair, from a financial point of view, to such holders. A signed true and complete copy of such opinion will promptly be made available to Parent, for informational purposes only, following receipt thereof by the Special Committee and execution of this Agreement. It is agreed and understood that such opinion may not be relied on by Parent, Merger Sub, Topco or any of their respective Affiliates, Representatives or actual or potential sources of Equity Financing, Debt Financing or any other financing.

Section 3.23 Brokers. No broker, finder or investment banker (other than the Financial Advisor) is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by and on behalf of the Company or any of its subsidiaries.

Section 3.24 VIE Entities and Control Documents. As of the date of this Agreement, pursuant to the Control Documents with respect to each VIE Entity, the WFOE has had exclusive control over such VIE Entity and its subsidiaries and is entitled to all of the economic benefits and residual returns from the operations of such VIE Entity and its subsidiaries. As of the date of this Agreement, each of the Control Documents is valid and binding, in full force and effect and enforceable against each party thereto in accordance with its terms (subject to applicable bankruptcy, insolvency or similar laws affecting creditors’ rights generally), and none of the parties thereto is in default or breach under any of the Control Documents in any material respects, under which the Company is permitted under applicable Laws and accounting conventions to properly consolidate the financial results of the Controlled Entities in the consolidated financial statements of the Company in accordance with the GAAP. As of the date of this Agreement, neither the Company nor any of its subsidiaries has received any oral or written inquiries, notifications or any other form of official correspondence from any Government Entities challenging or questioning the legality or enforceability of any of the Control Documents.

Section 3.25 Anti-takeover Provisions. There are no “fair prices,” “moratoriums,” “business combinations,” “control share acquisitions” or other similar forms of anti-takeover statutes or regulations enacted under any Laws, or “poison pills”, “shareholder rights plans” or similar Contracts to each of which the Company is a party with respect to any shares of capital stock of the Company, or similar provisions under the Organizational Documents of the Company and its subsidiaries (collectively, “Takeover Statute”), in each case applicable to this Agreement, the Merger or the other Transactions. The Company has taken all necessary actions to exempt this Agreement, the Merger and the other Transactions from any Takeover Statute applicable to this Agreement, the Merger or the other Transactions.

Section 3.26 No Other Representations or Warranties. Except for the representations and warranties contained in this Article III and in any certificate delivered in connection with this Agreement, neither the Company nor any other Person on behalf of the Company makes any other express or implied representation or warranty with respect to the Company or with respect to any other information provided to Parent or Merger Sub.

Article IV

REPRESENTATIONS AND WARRANTIES OF
PARENT AND MERGER SUB

Parent and Merger Sub hereby, jointly and severally, represent and warrant to the Company that, except as set forth on the corresponding sections or subsections of the disclosure letter delivered to the Company by Parent and Merger Sub concurrently with entering into this Agreement (the “Parent Disclosure Letter”), it being acknowledged and agreed that disclosure of any item in any section or subsection of the Parent Disclosure Letter shall also be deemed disclosure with respect to any other section or subsection of this Agreement to which the relevance of such item is reasonably apparent:

Section 4.1 Organization. Each of Parent and Merger Sub is a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and, to the extent such concept is applicable, is in good standing as a foreign corporation or other legal entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized, qualified or, to the extent such concept is applicable, in such good standing, or to have such power or authority, would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Each of Parent and Merger Sub has made available to the Company (i) complete and correct copies of its Organizational Documents, as currently in effect, and (ii) a true and complete list of all directors and executive officers of Parent and Merger Sub, as of the date hereof.

Section 4.2 Authority. Each of Parent and Merger Sub has all requisite corporate power and authority, and has taken all corporate or other action necessary, in order to execute, deliver and perform its obligations under, this Agreement, and to consummate the Transactions. The execution, delivery and performance of this Agreement by each of Parent and Merger Sub and the consummation by each of Parent and Merger Sub of the Transactions have been duly and validly authorized and approved by all necessary corporate or similar action of each of Parent and Merger Sub, and no other corporate proceedings or shareholder or similar action on the part of Parent or Merger Sub or any of their Affiliates are necessary to authorize or approve this Agreement, to perform their respective obligations hereunder, or to consummate the Transactions (other than the filing of the Plan of Merger with the Registrar of Companies pursuant to the CICA). This Agreement has been duly and validly executed and delivered by each of Parent and Merger Sub and, assuming the due authorization, execution and delivery hereof by the Company, is a legal, valid and binding obligation of each of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, subject to the Bankruptcy and Equity Exception.

Section 4.3 No Conflict; Required Filings and Consents.

(a) The execution, delivery and performance of this Agreement by Parent and Merger Sub do not, and the consummation of the Transactions will not (i) breach, violate or conflict with the memorandum and articles of association or other governing documents of each of Parent and Merger Sub or the comparable governing instruments of any of their respective subsidiaries, (ii) assuming that all consents, approvals and authorizations contemplated by clauses (i) through (iv) of subsection (b) below have been obtained, and all filings described in such clauses have been made, conflict with, breach or violate any Law applicable to Parent or Merger Sub or by which either of them or any of their respective properties or assets are bound or (iii) result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both would become a default), require a consent or result in the loss of a benefit under, or give rise to any right of termination, cancellation, amendment or acceleration of, or result in the creation of a Lien (except for a Permitted Lien) on any of the material assets of Parent or Merger Sub pursuant to any Contracts to which Parent or Merger Sub, or any Affiliate thereof, is a party or by which Parent or Merger Sub or any of their Affiliates or its or their respective properties or assets are bound (including any Contract to which an Affiliate of Parent or Merger Sub is a party), except, in the case of clauses (ii) and (iii), for any such conflict, violation, breach, default, loss, right or other occurrence which would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b) The execution, delivery and performance of this Agreement by each of

Parent and Merger Sub and the consummation of the Merger and the other Transactions by each of Parent and Merger Sub do not and will not require any consent, approval, authorization or permit of, action by, filing with or notification to, any Governmental Entity, except for (i) compliance with the applicable requirements, if any, of the Exchange Act and the rules and regulations promulgated thereunder and state securities, takeover and “blue sky” laws, including the joining of Parent and Merger Sub (and their Affiliates) in the filing of the Schedule 13E-3 (with the Proxy Statement as an exhibit thereto), and the filing of one or more amendments to the Schedule 13E-3 (with the Proxy Statement as an exhibit thereto) to respond to comments of the SEC, if any, (ii) compliance with the applicable requirements of NASDAQ, (iii) the filing of the Plan of Merger with the Registrar of Companies pursuant to the CICA, and (iv) any such consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(c) Except as set forth in Section 4.3(c) of the Parent Disclosure Letter, Merger Sub has no secured creditors holding a fixed or floating security interest. As of immediately prior to the Closing, the consent of each holder of a fixed or floating security interest of the Merger Sub to the Merger will have been obtained.

Section 4.4 Absence of Litigation. As of the date of this Agreement, there are no Actions pending or, to the knowledge of Parent, threatened against Parent or Merger Sub or any of their respective subsidiaries, other than any such Action that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Neither Parent nor any of its subsidiaries nor any of their respective material properties or assets is or are subject to any Order, except for those that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.5 Capitalization, Operations and Ownership of Parent and Merger Sub.

(a) The authorized share capital of Parent consists solely of 5,000,000 ordinary shares, par value US$0.01 per share, one (1) of which is validly issued and outstanding as of the date of this Agreement. Parent has been formed solely for the purpose of engaging in the Transactions and prior to the Effective Time will have engaged in no other business activities and will have no assets, liabilities or obligations of any nature other than (i) as expressly contemplated herein or in any other Transaction Document and (ii) as may be incidental to its formation and the maintenance of its existence.

(b) The authorized share capital of Merger Sub consists solely of 5,000,000 ordinary shares, par value US$0.00001 per share, one thousand (1,000) of which are validly issued and outstanding. All of the issued and outstanding capital stock of Merger Sub is, and at and immediately prior to the Effective Time will be, owned by Parent. Merger Sub has been formed solely for the purpose of engaging in the Transactions and prior to the Effective Time will have engaged in no other business activities and will have no assets, liabilities or obligations of any nature other than (i) as expressly contemplated herein or in any other Transaction Document and (ii) liabilities and obligations incidental to its formation and the maintenance of its existence.

Section 4.6 Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission for which the Company will be liable prior to the Effective Time in connection with the Transactions based upon arrangements made by and on behalf of Parent or Merger Sub.

Section 4.7 Financing.

(a) As of the date hereof, Parent has delivered to the Company true, complete and correct copies of (i) the executed commitment letter(s), dated June 28, 2023, from the financial institutions named therein (as may be amended or modified in accordance with the terms hereof, collectively, the “Debt Financing Commitments”), pursuant to which the lenders thereto have committed, subject to the terms and conditions set forth therein, to provide or cause to be provided the aggregate principal amounts available for drawdown on or prior to the Closing Date set forth therein (the “Debt Financing”) for the purposes of funding the Transactions, and related fees, costs, expenses and other agreed purposes, (ii) the executed equity commitment letters, dated as of the date hereof, between Parent and each of the Sponsors, respectively (including all exhibits, schedules and annexes thereto (if any), as may be amended, supplemented or otherwise modified from time to time, collectively, the “Equity Commitment Letters”), pursuant to which such Sponsor has committed, subject to the terms and conditions set forth therein, to invest the cash amount set forth therein (collectively, the “Cash Financing”), and (iii) the Support Agreements (together with the Equity Commitment Letters, collectively, the “Equity Financing Commitments” and together with the Debt Financing Commitments, collectively, the “Financing Commitments”), pursuant to which, subject to the terms and conditions therein, any Investor that qualifies as a “Rollover Shareholder” as defined therein have committed to receive no consideration for cancellation of the Rollover Shares, to subscribe for or otherwise receive newly issued shares of Topco at or immediately prior to the Effective Time and to consummate the Merger and other Transactions (together with the Cash Financing, collectively, the “Equity Financing” and together with the Debt Financing and/or if applicable, the Replacement Debt Financing or the Alternative Financing, collectively, the “Financing”). The Equity Financing Commitments provide that the Company is a third party beneficiary thereof, subject to the terms and conditions set forth therein. As of the date hereof, the Financing Commitments are in full force and effect with respect to, and are the legal, valid, binding and enforceable obligations of, Parent and Merger Sub, as the case may be, and, to the knowledge of Parent and Merger Sub, each of the other parties thereto, in each case, subject to the Bankruptcy and Equity Exception.

(b) None of the Financing Commitments has been amended or modified prior to the date of this Agreement. As of the date of this Agreement, no such amendment or modification is contemplated save for any amendment, supplement or modification (i) of the Debt Financing Commitments which is or will be made in compliance with Section 6.11(a) and (ii) of the Equity Financing Commitments which is or will be made in compliance with the terms of the Equity Commitment Letters or the Support Agreements. As of the date of this Agreement, the respective commitments contained in the Financing Commitments have not been withdrawn, terminated or rescinded in any respect and no such withdrawal, termination or rescission by Parent and/or Merger Sub, or to the knowledge of Parent and Merger Sub, other parties thereto, is contemplated. Unless otherwise explicitly agreed by the Parties to this Agreement, each of Parent and Merger Sub will pay when due all fees arising under the Financing

Commitments as and when they become due and payable pursuant to the terms and conditions of the Financing Commitments; provided that any payment due and payable on the Closing Date shall be funded contemporaneously with the Closing and subject to the satisfaction of the other funding conditions in respect of the Financing on the Closing Date.

(c) Except (i) for fee letters and customary engagement letters and customary related fee letters in respect of permanent financing in lieu of all or part of the Debt Financing or any Replacement Debt Financing or Alternative Financing obtained in accordance with Section 6.11(a) (none of which adversely affect the availability of or impose any additional conditions on the availability of the Debt Financing) (in each case, complete copies of which have been provided to the Company, with only fee amounts, interest rates, market flex provisions (if applicable) and other customary threshold amounts, economic terms and “securities demand” related provisions, if any, redacted) and (ii) as expressly set forth in the Debt Financing Commitments, as of the date hereof, there are no side letters or Contracts to which Parent or Merger Sub is a party that imposes conditions, affects the availability of or modifies, amends or expands the conditions to the funding of the Debt Financing or the Transactions. Without prejudice to the above, (x) none of the redacted terms of any documents relating to the Debt Financing or any Replacement Debt Financing or Alternative Financing obtained in accordance with Section 6.11(a) shall (1) reduce the amount of the Debt Financing or any Replacement Debt Financing or Alternative Financing obtained in accordance with Section 6.11(a) below the amount that, together with the Equity Financing Commitments, is required to consummate the Transactions, (2) impose any new condition or otherwise (from the standpoint of Merger Sub and/or Parent) adversely amend, modify or expand any conditions precedent to the Debt Financing or any Replacement Debt Financing or Alternative Financing obtained in accordance with Section 6.11(a) or (3) adversely affect the enforceability or impair the validity of, or prevent, impede or delay the consummation of, the Debt Financing or any Replacement Debt Financing or Alternative Financing obtained in accordance with Section 6.11(a) at Closing and (y) there are no conditions precedent or other contingencies or conditions related to the Financing other than those conditions expressly set forth in the unredacted provisions of the Financing Commitments.

(d) As of the date hereof, no event has occurred which, with or without notice, lapse of time or both, would or would reasonably be expected to constitute a default or breach under the Financing Commitments on the part of Merger Sub and/or Parent or, to the knowledge of Merger Sub and Parent, any other parties thereto that would prevent or delay Parent’s or Merger Sub’s ability to consummate the Transactions in compliance with the terms of this Agreement. As of the date hereof, each of Parent and Merger Sub has no reason to believe that any of the conditions to the Financing contemplated by the Financing Commitments will not be satisfied or the Financing will not be available to Parent or Merger Sub on the Closing Date. Assuming (x) the conditions in Section 7.1 and Section 7.2 are satisfied or waived, and (y) the Financing is funded in accordance with the Financing Commitments (including any flex provision), Parent and Merger Sub will have on the Closing Date funds sufficient to (i) pay the aggregate Merger Consideration and the other payments under Article II, (ii) pay any and all fees and expenses required to be paid by Parent, Merger Sub and the Surviving Company in connection with the Merger, the other Transactions and the Financing and (iii) finance the Prepayment in full.

Section 4.8 Limited Guaranties. Parent has furnished the Company with a true, complete and correct copy of each Limited Guaranty. Each Limited Guaranty has been duly and validly executed and delivered by the Guarantor executing such Limited Guaranty and is in full force and effect. Each Limited Guaranty is a (a) legal, valid and binding obligation of the applicable Guarantor and (b) enforceable in accordance with its respective terms against such Guarantor, subject to the Bankruptcy and Equity Exception. As of the date of this Agreement, there is no default under any Limited Guaranty by any Guarantor, and no event has occurred that with the lapse of time or the giving of notice or both would constitute a default thereunder by any Guarantor.

Section 4.9 Ownership of Shares. Except as disclosed in Section 4.9 of the Parent Disclosure Letter, as of the date of this Agreement, none of Parent, Merger Sub or any of their respective Affiliates, or to the knowledge of Parent, any other Parent Party, beneficially owns (as defined in Rule 13d-3 under the Exchange Act) any Shares or any other Company Securities.

Section 4.10 Solvency. Neither Parent nor Merger Sub is entering into the Transactions with the intent to hinder, delay or defraud either present or future creditors. Assuming that (a) the conditions to the obligation of Parent and Merger Sub to consummate the Merger set forth in Section 7.1 and Section 7.2 have been satisfied or waived, and (b) the representations and warranties of the Company in Article III are true and accurate in material respects, then immediately following the Effective Time and after giving effect to all of the Transactions, including the Financing, the payment of the aggregate consideration to which the shareholders and other equity holders of the Company are entitled under Article II, funding of any obligations of the Surviving Company or its subsidiaries which become due or payable by the Surviving Company and its subsidiaries in connection with, or as a result of, the Merger and payment of all related fees and expenses, the Surviving Company and each of its subsidiaries, on a consolidated basis, will not be insolvent (either because its financial condition is such that the sum of its debts, including contingent and other liabilities, is greater than the fair market value of its assets or because the fair saleable value of its assets is less than the amount required to pay its probable liability on its existing debts, including contingent and other liabilities, as they mature).

Section 4.11 Information Supplied. None of the information supplied or to be supplied by or on behalf of Parent or Merger Sub for inclusion or incorporation by reference in (a) the Schedule 13E-3, at the time such document is filed with the SEC, or at any time such document is amended or supplemented or (b) the Proxy Statement, at the date of first mailing the Proxy Statement to the shareholders of the Company or any amendments or supplements thereto, and at the time of the Shareholders Meeting, will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. All documents and information supplied by or on behalf of Parent Parties or their Representatives for inclusion in the Schedule 13E-3 and the Proxy Statement, will comply as to form, in all material respects, with the provisions of the Securities Act or Exchange Act, as applicable, and the rules and regulations of the SEC thereunder. Notwithstanding the foregoing, neither Parent nor Merger Sub makes any representation or warranty with respect to any statement made in any of the foregoing documents based on information supplied by or on behalf of the Company or any of its Representatives which is contained or incorporated by reference in the Schedule 13E-3 or the Proxy Statement.

Section 4.12 Parent Parties Contracts. Except for (x) the Support Agreements, the Limited Guaranties and the Equity Commitment Letters and (y) the arrangements set forth in Section 4.12 of the Parent Disclosure Letter (collectively, the “Parent Parties Contracts”), there are (a) no Contracts relating to the Transactions between two or more of the following Persons: each of the Parent, Merger Sub, Investors, the Sponsors, the Guarantors or any of their respective Affiliates (excluding the Company and its subsidiaries) (collectively, the “Parent Parties”), and (b) no Contracts (whether oral or written) (i) between any Parent Party, on the one hand, and any of the Company’s or its subsidiaries’ directors, officers, employees, shareholders or holders of ADS (excluding any Investor), on the other hand, that relate in any way to the Transactions, (ii) pursuant to which any holder of Shares or ADSs would be entitled to receive consideration of a different amount or nature than the Merger Consideration, or (iii) pursuant to which any holder of Shares or ADSs has agreed to vote to approve this Agreement or the Merger or has agreed to vote against any Superior Proposal.

Section 4.13 Non-Reliance on Company Estimates. The Company has made available to Parent and Merger Sub, and may continue to make available, certain estimates, projections and other forecasts for the business of the Company and its subsidiaries and certain plan and budget information. Each of Parent and Merger Sub acknowledges that these estimates, projections, forecasts, plans and budgets and the assumptions on which they are based were prepared for specific purposes and may vary significantly from each other. Further, each of Parent and Merger Sub acknowledges that there are uncertainties inherent in attempting to make such estimates, projections, forecasts, plans and budgets, that Parent and Merger Sub are taking full responsibility for making their own evaluation of the adequacy and accuracy of all estimates, projections, forecasts, plans and budgets so furnished to them (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans and budgets), and that neither Parent nor Merger Sub is relying on any estimates, projections, forecasts, plans or budgets furnished by the Company, its subsidiaries or their respective Affiliates and Representatives, and neither Parent nor Merger Sub shall, and shall cause its Affiliates and their respective Representatives not to, hold any such Person liable with respect thereto.

Section 4.14 Independent Investigation. Parent and Merger Sub have conducted their own independent investigation, review and analysis of the business, operations, assets, liabilities, results of operations, financial condition and prospects of the Company and its subsidiaries, which investigation, review and analysis was performed by Parent, Merger Sub, and their respective Affiliates and Representatives. Each of Parent and Merger Sub acknowledges that it, its Affiliates and their respective Representatives have been provided with adequate access to the personnel, properties, facilities and records of the Company and its subsidiaries for such purpose. In entering into this Agreement, each of Parent and Merger Sub acknowledges that it has relied solely upon the aforementioned investigation, review and analysis and not on any statements, representations or opinions of any of the Company, its Affiliates or their respective Representatives (except for the representations, warranties, covenants and agreements of the Company expressly set forth in this Agreement).

Section 4.15 No Other Representations or Warranties. Except for the representations and warranties contained in this Article IV and in any certificate delivered by Parent or Merger Sub in connection with this Agreement, none of Parent, Merger Sub and any other Person on behalf of Parent or Merger Sub makes any other express or implied representation or warranty with respect to Parent or Merger Sub.

Article V

CONDUCT OF BUSINESS PENDING THE MERGER

Section 5.1 Conduct of Business of the Company Pending the Merger. From the date of this Agreement until the earlier of the Effective Time and the valid termination of this Agreement in accordance with Article VIII, except (i) as contemplated or permitted by the Transaction Documents, (ii) as specifically set forth in Section 5.1 of the Company Disclosure Letter, (iii) as required by applicable Laws, or (iv) as Parent shall otherwise consent in writing (which consent shall not be unreasonably withheld, conditioned or delayed):

(a) the Company shall and shall cause its subsidiaries to, (i) conduct its and their respective businesses in the ordinary course of business consistent with past practice and in compliance with all applicable Laws in all material respects and (ii) use its and their respective commercially reasonable efforts to preserve substantially intact its and each of its subsidiaries’ business organization and material business relationships (including with the existing key customers, suppliers, employees and lessors), and

(b) without limiting the foregoing, the Company shall not and shall cause each of its subsidiaries not to do any of the following:

(i) amend, adopt any amendment to or otherwise change its Memorandum and Articles of Association or other Organizational Documents;

(ii) effect or commence any complete or partial liquidation or dissolution, merger, consolidation, restructuring, recapitalization, reorganization, or similar transaction;

(iii) merge or consolidate the Company or any of its subsidiaries with any other Person, except for any such transactions among the Company’s wholly-owned subsidiaries;

(iv) make any acquisition of (whether by merger, consolidation or acquisition of stock or substantially all of the assets), or make any investment in any interest in, any business or any corporation, partnership or other business organization or division thereof or any property or assets, in each case, except for (A) purchases of inventory and other assets in the ordinary course of business consistent with past practice, (B) acquisitions or investments pursuant to existing Contracts in effect as of the date hereof, (C) acquisitions or investments not to exceed US$10,000,000 (or its equivalent in RMB or another currency) in a single transaction or series of related transactions, or (D) investments in any wholly-owned subsidiaries of the Company;

(v) issue, sell, grant, authorize, pledge, encumber or dispose of (or authorize the issuance, sale, grant, authorization, pledge, encumbrance or disposition of) any Company Securities or Equity Securities of any of the Company’s subsidiaries, except for (A) any issuance, sale or disposition to the Company or a wholly owned subsidiary of the Company by any subsidiary of the Company, (B) any issuance of Shares upon the exercise of Company Options outstanding on the date hereof in accordance with their terms in effect on the date hereof, (C) withholding of securities of the Company to satisfy Tax obligations with respect to Company Options, (D) the acquisition by the Company of its securities in connection with the forfeiture of Company Options or the net exercise of Company Options to the extent required in accordance with the terms thereof in effect on the date hereof, or (E) pursuant to existing Contracts in effect as of the date hereof;

(vi) reclassify, combine, split, reverse split, consolidate, recapitalize, subdivide, redeem, purchase or otherwise acquire any Company Security or any Equity Security of any of the Company’s subsidiaries (or any warrants, options or other rights to acquire the foregoing) or consummate or authorize any other similar transaction with respect to shares of capital stock or ownership interests of the Company or any of its subsidiaries (or any warrants, options or other rights to acquire the foregoing) other than (A) the acquisition by the Company of Shares in connection with the surrender of Shares by holders of Company Equity Awards in full or partial payment of any purchase price and any applicable Taxes payable by such holder upon the exercise, settlement or lapse of conditions or restrictions on the Company Equity Awards, in each case, in accordance with their terms in effect on the date hereof, (B) the withholding of Shares to satisfy Tax obligations with respect to Company Equity Awards in accordance with their terms in effect on the date hereof or pursuant to applicable Law, (C) the acquisition by the Company of Shares in connection with the forfeiture of Company Equity Awards in accordance with their terms in effect on the date hereof, (D) purchase, transfer or other disposal between or among the Company and its wholly owned subsidiaries, or (E) pursuant to existing Contracts in effect as of the date hereof;

(vii) create or incur any Lien, other than Permitted Liens, on any assets of the Company or its subsidiaries, other than (A) increased obligations under existing Liens resulting from indebtedness incurred in accordance with Section 5.1(b)(xiii), (B) with respect to assets with a value of less than $10,000,000 (or its equivalent in RMB or another currency) in the aggregate, (C) as required pursuant to existing Contracts in effect as of the date hereof as set forth in Section 5.1(b)(vii) of the Company Disclosure Letter, or (D) in the ordinary course of business;

(viii) authorize or make any loans, advances (other than any advance or prepayment for any capital expenditure otherwise permitted under Section 5.1(b)(xi)), capital contributions to, or other investments in, any Person (other than the Company or any of its wholly owned subsidiaries) in excess of US$ $5,000,000 (or its equivalent in RMB or another currency) in the aggregate;

(ix) sell, transfer or otherwise dispose of (whether by merger, consolidation or disposition of stock or assets or otherwise) any corporation, partnership or other business organization or division thereof or otherwise sell, lease, assign, license, transfer, exchange, swap, abandon, permit to lapse or expire, grant an easement or covenant not to assert with respect to, grant any rights under, or subject to any Lien (other than Permitted Liens), allow to expire, fail to maintain or protect in full force and effect (including any failure to protect the confidentiality of any material Intellectual Property, or any disclose, license, release, deliver, escrow or otherwise make available or grant any rights to any source code), or dispose of any assets, rights or properties (including Owned Real Property and material Intellectual Property) other than (A) sale or disposition of inventory (or, in the case of Intellectual Property, non-exclusive licenses or covenants not to sue) in the ordinary course of business consistent with past practice, (B) pursuant to existing Contracts in effect as of the date hereof, (C) between or among the Company and its wholly owned subsidiaries, (D) with respect to tangible assets, with a value of less than US$5,000,000 (or its equivalent in RMB or another currency) in a single transaction or series of related transactions, or (E) such actions that are taken for the purpose of abandoning, permitting to lapse or expire, or otherwise disposing of obsolete Intellectual Property registrations expiring at the end of their statutory terms;

(x) declare, set aside, establish a record date for, authorize, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of the Company’s or its subsidiaries’ capital stock, (except for any dividend or distribution by a subsidiary of the Company to the Company or any subsidiary of the Company);

(xi) authorize or make any capital expenditures which are, in the aggregate, in excess of US$10,000,000 (or its equivalent in RMB or another currency), other than expenditures necessary to maintain assets in good repair consistent with the past practice;

(xii) other than (x) as required or contemplated by the terms of any Contract in effect as of the date hereof in accordance with its terms as of the date hereof, or (y) in the ordinary course of business consistent with prior practice, (A) enter into any Contract that would have been a Material Contract if it had been in effect as of the date hereof, or (B) modify or amend in any material respect, terminate, permit to expire or waive any material rights or obligations under any Material Contract;

(xiii) except for intercompany loans between the Company and any of its wholly-owned subsidiaries or between any wholly-owned subsidiaries of the Company, incur, prepay, issue, syndicate, refinance, or otherwise become liable for, indebtedness for borrowed money in excess of US$10,000,000 (or its equivalent in RMB or another currency), or modify in any material respect the terms of any such indebtedness for borrowed money, or assume, guarantee or endorse the obligations of any Person (other than a wholly-owned subsidiary of the Company), in each case, in excess of US$10,000,000 (or its equivalent in RMB or another currency), other than (A) guarantees incurred in compliance with this Section 5.1 by the Company of indebtedness of subsidiaries of the Company, (B) the incurrence or guarantee of indebtedness under any existing credit facilities or other Contracts as in effect on the date hereof in an aggregate amount not to exceed the maximum amount authorized under the Contracts evidencing such indebtedness, or (C) in the ordinary course of business;

(xiv) except as required by Law or as required pursuant to this Agreement or as required by the terms of any Company Share Plan as in effect on the date hereof, (A) increase the compensation or benefits (including change in control, retention, severance termination pay, deferred compensation or other similar arrangement) of any current or former Company Employees (except for increases in base compensation to Company Employees whose annual compensation is below US$300,000 (or its equivalent in RMB or another currency) as contemplated in the annual budget made available to Parent that do not cause an increase in five percent (5%) of the aggregate global annual base salaries in effect as of the date hereof (B) make, announce or grant any incentive compensation (including equity, equity-based or phantom incentive compensation), bonus, change in control, retention, severance, termination pay or other similar arrangement to any current or former Company Employees, other than in connection with an ordinary course hiring of employees, solely to the extent such hiring is permitted under Section 5.1(b)(xiv)(E), with terms and in target amounts that are substantially the same as those provided to similarly situated employees, (C) establish, adopt, enter into, materially amend or terminate any Company Plan or any other compensation or benefit plan, program, agreement or arrangement that would be a Company Plan if in effect on the date of this Agreement, (D) loan or advance any money or any other property to any current or former Company Employee at the level of senior vice president or above or whose annual compensation is in excess of US$300,000 (or its equivalent in RMB or another currency), (E) hire (other than an ordinary course hiring of employees whose annual base compensation is less than US$300,000 (or its equivalent in RMB or another currency)) or terminate (other than for cause) any Company Employee, or (F) take any action to accelerate the vesting, funding or payment of any compensation, or benefits under, any Company Plan or otherwise);

(xv) make any material change in any accounting principles, except as may be required to conform to changes in applicable Law or GAAP or regulatory requirements with respect thereto;

(xvi) (A) make any change to any method of accounting for any material Tax, (B) make, revoke, or change any material Tax election, (C) surrender any claim for a refund of a material amount of Taxes, (D) enter into any closing agreement or other ruling or written agreement with a Tax authority with respect to a material amount of Taxes, (E) amend any material Tax Return, (F) settle or compromise any material Tax audit or proceeding, or (G) fail to pay any material Tax due and owing;

(xvii) enter into or negotiate any CBA, or organize or certify any labor union or other labor organization as the bargaining representative for any Company Employees;

(xviii) fail to make in a timely manner any filings with the SEC required under the Securities Act or the Exchange Act or the rules and regulation promulgated thereunder;

(xix) waive, release, settle or compromise any Action, other than settlements or compromises of any Action (A) that only involve payment of money damages where the amounts paid does not exceed US$5,000,000 (or its equivalent in RMB or another currency) individually, (B) in the ordinary course of business, or (C) pursuant to or in connection with the Transaction Documents;

(xx) terminate or cancel, let lapse, or amend or modify in any material respect, other than renewals in the ordinary course of business, any material insurance policies maintained by it which are not promptly replaced by a comparable amount of insurance coverage;

(xxi) enter any new line of business outside of its existing business as of the date hereof that is material to the Company and its subsidiaries, taken as a whole; or

(xxii) agree, authorize or commit to do or take any of the foregoing actions described in Section 5.1(b)(i) through Section 5.1(b)(xxi).

Section 5.2 Conduct of Business of Parent and Merger Sub Pending the Merger. Each of Parent and Merger Sub agrees that, from the date of this Agreement until the earlier of the Effective Time and the valid termination of this Agreement in accordance with Article VIII, it shall not take any action or fail to take any action (including any action with respect to a third party), which is intended to or would reasonably be expected to, individually or in the aggregate, result in any of the conditions to effecting the Merger becoming incapable of being satisfied or have a Parent Material Adverse Effect.

Section 5.3 No Control of Other Party’s Business. Without in any way limiting any Party’s rights or obligations under this Agreement (including Section 5.1 and Section 5.2), nothing contained in this Agreement shall give Parent or Merger Sub, directly or indirectly, the right to control or direct the Company’s or its subsidiaries’ operations prior to the Effective Time, and nothing contained in this Agreement shall give the Company, directly or indirectly, the right to control or direct Parent’s or its subsidiaries’ operations prior to the Effective Time. Prior to the Effective Time, each of the Company and Parent shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its subsidiaries’ respective operations.

Article VI

ADDITIONAL AGREEMENTS

Section 6.1 Schedule 13E-3; Proxy Statement.

(a) As promptly as reasonably practicable after the date of this Agreement, the Company shall, with the cooperation and assistance of Parent and Merger Sub, prepare the Proxy Statement relating to authorization and approval of this Agreement, the Plan of Merger and the Transactions (including the Merger). Concurrently with the preparation of the Proxy Statement, the Company, Parent and Merger Sub shall jointly prepare the Schedule 13E-3. Each of the Company, Parent and Merger Sub shall use their reasonable best efforts to cause the initial Schedule 13E-3 (with the initial Proxy Statement filed as an exhibit) to be filed with the SEC as promptly as practicable after the date of this Agreement. Each of the Company, Parent and Merger Sub shall use its reasonable best efforts so that the Proxy Statement and the Schedule 13E-3 will comply in all material respects with the requirements of the Exchange Act and the rules and regulations promulgated thereunder. Each of the Company, Parent and Merger Sub shall use its reasonable best efforts to respond promptly to any comments of the SEC with respect to the Proxy Statement and the Schedule 13E-3. Each of Parent and Merger Sub shall provide reasonable assistance and cooperation to the Company in the preparation, filing and distribution of the Proxy Statement, the Schedule 13E-3 and the resolution of comments from the SEC.

(b) Each of the Company, Parent and Merger Sub shall furnish all information concerning such Party and its Affiliates, if applicable, to the other Parties as reasonably requested in connection with the preparation, filing and distribution of the Proxy Statement and the Schedule 13E-3. If at any time prior to the Effective Time, the Company, Parent or Merger Sub discovers any information relating to the Company, Parent, Merger Sub or any of their respective Affiliates, officers or directors that should be set forth in an amendment or supplement to the Proxy Statement and the Schedule 13E-3 so that the Proxy Statement and the Schedule 13E-3 would not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not false or misleading, the Party which discovers such information shall promptly notify the other Parties hereto and an appropriate amendment or supplement describing such information shall be filed with the SEC and, to the extent required by applicable Law, disseminated to the shareholders of the Company; provided, however, that each Party makes no representation or warranty with respect to any statement made in the Proxy Statement and the Schedule 13E-3 based on information supplied by any of the other Parties or any of their Representatives which is contained or incorporated by reference in the Proxy Statement and the Schedule 13E-3. The Company, on the one hand, and Parent and Merger Sub, on the other hand, shall promptly notify the other Party upon the receipt of any correspondences from the SEC with respect to, or any request from the SEC for amendments or supplements to, the Proxy Statement or the Schedule 13E-3 and shall provide the other Party with copies of all correspondences between such Party and the SEC relating to the Proxy Statement or the Schedule 13E-3. Subject to applicable Law, prior to filing or mailing the Proxy Statement and the Schedule 13E-3 (or any amendment or supplement thereto) with the SEC or responding to any comments, requests or other correspondences of the SEC, the Company, on the one hand, and Parent and Merger Sub, on the other hand, shall (i) provide the other Party a reasonable opportunity to review and comment on such document or response and (ii) consider in good faith all comments reasonably proposed by the other Party. As promptly as practicable after the SEC confirms that it has no further comments to the Proxy Statement and the Schedule 13E-3, the Company shall cause the Proxy Statement to be mailed to holders of Shares, including Shares represented by ADSs, as of the record date established for the Shareholders Meeting promptly.

(c) Each of the Company, Parent and Merger Sub agrees to promptly correct any information provided by it specifically for use in the Proxy Statement or the Schedule 13E-3 if and to the extent that such information shall have become false or misleading in any material respect.

Section 6.2 Shareholders Meeting; Board Recommendation.

(a) The Company, acting through its Board of Directors, shall as promptly as practicable following the date on which the SEC confirms that it has no further comments on the Schedule 13E-3 and the Proxy Statement, take all actions required under the CICA, the Memorandum and Articles of Association and the applicable requirements of the NASDAQ necessary to promptly and duly call, give notice of, convene and hold as promptly as practicable (but in any event no later than forty-five

(45) days after the date of mailing the Proxy Statement) an extraordinary general meeting of the Company for the purpose of approving this Agreement, the Plan of Merger and the Transactions (including any adjournment thereof, the “Shareholders Meeting”); provided that the Company may adjourn such meeting solely to the extent required by Law.

(b) The Company, acting through its Board of Directors, shall, subject to Section 6.3(c) and Section 6.3(d), (i) make the Recommendation and include in the Proxy Statement the Recommendation and (ii) use its reasonable best efforts to obtain the Company Requisite Vote. The Board of Directors (and each of its committees) shall not (1) fail to include the Recommendation in the Proxy Statement, (2) withdraw, modify, qualify or change the Recommendation in a manner adverse to Parent or Merger Sub, (3) publicly recommend to the shareholders of the Company an Acquisition Proposal or enter into any Alternative Acquisition Agreement, (4) fail to recommend, in a Solicitation/Recommendation Statement on Schedule 14D-9, against any Acquisition Proposal that is a tender offer or exchange offer subject to Regulation 14D promulgated under the Exchange Act within ten (10) Business Days after the commencement (within the meaning of Rule 14d-2 under the Exchange Act) of such tender offer or exchange offer (it being understood and agreed that any communication made in accordance with Section 6.3(e) with respect to such tender offer or exchange offer shall not be deemed a Change of Recommendation if such communication is made prior to the tenth (10th) Business Day after the commencement (within the meaning of Rule 14d-2 under the Exchange Act) of such tender offer or exchange offer, or (5) resolve to effect or publicly announce an intention or resolution to effect any of the foregoing (any of the actions described in the foregoing clauses (1) through (5), a “Change of Recommendation”).

(c) Notwithstanding anything to the contrary contained in this Agreement, in the event that subsequent to the date hereof, the Board of Directors (upon the recommendation of the Special Committee) or the Special Committee makes a Change of Recommendation or shall have provided any notice of its intent to make a Change of Recommendation pursuant to Section 6.3, the Company shall nevertheless convene the Shareholders Meeting and submit this Agreement for purposes of obtaining the Company Requisite Vote, unless this Agreement shall have been terminated in accordance with its terms prior to the Shareholders Meeting. Without the prior written consent of Parent (which consent shall not be unreasonably withheld, delayed or conditioned), the authorization and approval of this Agreement, the Plan of Merger and the Transactions (including the Merger) shall be the only matters (other than procedural matters) proposed to be voted upon by the shareholders of the Company at the Shareholders Meeting.

Section 6.3 No Solicitation of Transactions.

(a) From the date hereof until the Effective Time or, if earlier, the valid termination of this Agreement in accordance with Article VIII:

(i) the Company and its subsidiaries shall not, and shall cause their respective Representatives not to, directly or indirectly:

(A) solicit, initiate or take any other action knowingly to facilitate or encourage any Acquisition Proposal or any inquiry, proposal or offer that could reasonably be expected to lead to an Acquisition Proposal;

(B) engage in, continue or otherwise participate in any discussions or negotiations regarding an Acquisition Proposal or any inquiry, proposal or offer that could reasonably be expected to lead to an Acquisition Proposal;

(C) provide any non-public information or data concerning the Company or any of its subsidiaries to any Person (other than Parent, Merger Sub or any designees of Parent or Merger Sub) with the intent to induce the making, submission or announcement of an Acquisition Proposal or the intent to encourage, facilitate or assist an Acquisition Proposal or any inquiry, proposal or offer that could reasonably be expected to lead to an Acquisition Proposal;

(D) approve, endorse, recommend, execute or enter into any letter of intent, agreement in principle, merger agreement, acquisition agreement, option agreement or other similar agreement (other than an Acceptable Confidentiality Agreement) providing for, relating to, or reasonably be expected to result in any Acquisition Proposal (each, an “Alternative Acquisition Agreement”);

(E) amend or grant any waiver or release under any confidentiality, standstill or similar agreement, to which the Company or any of its subsidiaries is a party, with respect to any class of equity interests of the Company or any of its subsidiaries in connection with any Acquisition Proposal (provided that if the Board of Directors determines in its good faith judgement upon the recommendation of the Special Committee, after consultation with its independent financial advisor and outside legal counsel, that the failure to take such action would be inconsistent with its fiduciary duties under applicable Law, the Company may waive any such provision solely to the extent necessary to permit the Person bound by such provision to make an Acquisition Proposal to the Board of Directors on a confidential basis); or

(F) resolve, propose or agree to do any of the foregoing; and

(ii) except as expressly permitted by this Section 6.3, the Company and its subsidiaries shall, and shall cause its subsidiaries and its and their respective directors and officers to, and shall direct their respective Representatives to, promptly cease and cause to be terminated any existing activities, discussions or negotiations with any Persons conducted heretofore with respect to any Acquisition Proposal or any inquiry, proposal or offer that could reasonably be expected to lead to an Acquisition Proposal. The Company shall promptly (A) terminate all access of any Person (other than Parent and its Representatives) to any electronic data room maintained by the Company in connection with any Acquisition Proposal and (B) request each Person that has heretofore executed a confidentiality agreement in connection with such Person’s consideration of any Acquisition Proposal, to return (or if permitted by the applicable confidentiality agreement, destroy) all information required to be returned (or, if applicable, destroyed) by such Person under the terms of the applicable confidentiality agreement.

(b) Notwithstanding anything to the contrary in this Agreement, at any time prior to the receipt of the Company Requisite Vote, the Company, its subsidiaries and its and their respective Representatives may, following the receipt of an unsolicited bona fide written Acquisition Proposal that did not result from a breach of this Section 6.3 (in each case other than any immaterial non-compliance that does not adversely affect Parent or Merger Sub):

(i) contact the Person or group of Persons who has made such Acquisition Proposal solely (A) to clarify and understand the terms and conditions thereof solely to the extent the Board of Directors (upon the recommendation of the Special Committee), or the Special Committee, shall have determined in good faith that such contact is necessary to clarify ambiguities in the terms or conditions proposed in order to determine whether such Acquisition Proposal constitutes a Superior Proposal or could reasonably be expected to result in a Superior Proposal, and (B) to notify such Person of the restrictions of this Section 6.3;

(ii) provide information (including any non-public information or data concerning the Company or any of its subsidiaries) in response to the request of the Person or group of Persons who has made such Acquisition Proposal, if and only if prior to providing such information, the Company has received from the Person or group of Persons so requesting such information an executed Acceptable Confidentiality Agreement; provided that the Company shall promptly (and in any event within twenty-four (24) hours) make available to Parent any non-public information concerning the Company or any of its subsidiaries that is provided to any Person or group of Persons making such Acquisition Proposal that is given such access and that was not previously made available to Parent or its Representatives; or

(iii) engage or participate in any discussions or negotiations with the Person or group of Persons who has made such Acquisition Proposal;

provided that prior to taking any action described in Section 6.3(b)(ii) or Section 6.3(b)(iii) above, the Board of Directors (upon the recommendation of the Special Committee), or the Special Committee, shall have determined in its good faith judgement based on the information then available and after consultation with its independent financial advisor and outside legal counsel, that such Acquisition Proposal constitutes or could reasonably be expected to result in a Superior Proposal and that failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable Laws.

(c) Notwithstanding anything to the contrary set forth in this Agreement but subject to compliance by the Company with this Section 6.3, at any time prior to obtaining the Company Requisite Vote, the Board of Directors or the Special Committee may effect a Change of Recommendation in connection with an Acquisition Proposal, if and only if:

(i) the Board of Directors (upon the recommendation of the Special

Committee) or the Special Committee determines in its good faith judgement after consultation with its independent financial advisor and outside legal counsel, in response to an unsolicited bona fide Acquisition Proposal that did not result from any material breach of this Section 6.3, that such Acquisition Proposal constitutes a Superior Proposal and that failure to effect a Change of Recommendation with respect to such Acquisition Proposal would be inconsistent with the directors’ fiduciary duties under applicable Laws;

(ii) prior to effecting a Change of Recommendation in connection with an Acquisition Proposal in accordance with this Section 6.3(c), (A) the Company shall have provided prior written notice (the “Change Notice”) to Parent that the Board of Directors has resolved to effect a Change of Recommendation pursuant to Section 6.3(c)(i), describing in reasonable detail the reasons for such Change of Recommendation (which notice shall specify the identity of the party making the Acquisition Proposal and the material terms thereof (including the consideration offered therein) and shall be delivered with complete copies of all relevant documents (other than redacted terms of financing documents) relating to such Acquisition Proposal), and (B) the Company (1) shall, and shall cause its Representatives to, during the period beginning at 5:00 p.m. Hong Kong Time on the day of delivery by the Company to Parent of such Change Notice (or, if delivered after 5:00 p.m. Hong Kong Time or on any day other than a Business Day, beginning at 5:00 p.m. Hong Kong Time on the next Business Day) and ending five (5) Business Days later at 5:00 p.m. Hong Kong Time (the “Notice Period”) negotiate with Parent and its Representatives in good faith (to the extent Parent desires to negotiate) any proposed modifications to the terms and conditions of this Agreement or the Financing Commitments so that such Acquisition Proposal ceases to constitute a Superior Proposal, and (2) shall permit Parent and its Representatives during the Notice Period to make a presentation to the Board of Directors or the Special Committee regarding this Agreement or the Financing Commitments and any adjustments with respect thereto (to the extent Parent desires to make such presentation); provided that, in the event of any material revisions to the Acquisition Proposal, the Company shall deliver a new Change Notice to Parent and comply again with the requirements of this Section 6.3(c)(ii) with respect to such new Change Notice; provided, further, that with respect to the new Change Notice to Parent, the Notice Period shall be deemed to be a two (2) Business Day period rather than the five (5) Business Day period first described above; and

(iii) following the end of the Notice Period (and any renewed period thereof), the Board of Directors (upon the recommendation of the Special Committee) or the Special Committee shall have determined in its good faith judgement (after consultation with its independent financial advisor and outside legal counsel), after considering the terms of any proposed amendment or modification to this Agreement or the Financing Commitments, and any other information provided by Parent, that the Acquisition Proposal continues to constitute a Superior Proposal and failure to effect a Change of Recommendation with respect to such Acquisition Proposal would still be inconsistent with the directors’ fiduciary duties under applicable Laws.

(d) Notwithstanding anything to the contrary set forth in this Agreement, prior to the time, but not after, the Company Requisite Vote is obtained, if an Intervening Event has occurred, the Board of Directors (upon the recommendation of the Special Committee) or the Special Committee may make a Change of Recommendation (other than in response to a Superior Proposal, which shall be governed by Section 6.3(c)) if (i) the Board of Directors (upon the recommendation of the Special Committee) or the Special Committee determines in its good faith judgment after consultation with its independent financial advisor and outside legal counsel that, in light of an Intervening Event, failure to make a Change of Recommendation would be inconsistent with its fiduciary duties under applicable Law; (ii) the Company shall have provided a prior written notice to Parent (the “Intervening Event Notice”) that the Board of Directors intends to effect a Change of Recommendation in connection with such Intervening Event, which notice shall specify the nature of the Intervening Event in reasonable detail; (iii) after providing such Intervening Event Notice and prior to making such Change of Recommendation in connection with such Intervening Event, the Company (A) shall, and shall cause its Representatives to, during the period beginning at 5:00 p.m. Hong Kong Time on the day of delivery by the Company to Parent of such Intervening Event Notice (or, if delivered after 5:00 p.m. Hong Kong Time or on any day other than a Business Day, beginning at 5:00 p.m. Hong Kong Time on the next Business Day) and ending five (5) Business Days later at 5:00 p.m. Hong Kong Time (the “Intervening Event Notice Period”), negotiate in good faith with Parent and its Representatives (to the extent that Parent desires to negotiate) any proposed modifications to the terms and conditions of this Agreement or the Financing Commitments in a manner that obviates the need for such Change of Recommendation or so that failure to effect a Change of Recommendation would no longer be inconsistent with the directors’ fiduciary duties under applicable Laws, and (B) shall permit Parent and its Representatives during the Intervening Event Notice Period to make a presentation to the Board of Directors or the Special Committee regarding this Agreement or the Financing Commitments and any adjustments with respect thereto (to the extent Parent desires to make such presentation); and (iv) following the end of such Intervening Event Notice Period, the Board of Directors (upon the recommendation of the Special Committee) or the Special Committee shall have determined in its good faith judgement (after consultation with its independent financial advisor and outside legal counsel), after considering the terms of any proposed amendment or modification to this Agreement or the Financing Commitments, and any other information provided by Parent, that failure to effect a Change of Recommendation with respect to such Intervening Event would still be inconsistent with the directors’ fiduciary duties under applicable Laws.

(e) Nothing contained in this Section 6.3 shall be deemed to prohibit the Company or its Board of Directors (or the Special Committee) from taking and disclosing to its shareholders a position contemplated by Rule 14d-9, Rule 14e-2(a) or Item 1012 of Regulation M-A promulgated under the Exchange Act (or any similar communication to shareholders in connection with the making or amendment of a tender offer or exchange offer), making a customary “stop-look-and-listen” communication to the shareholders of the Company pursuant to Rule 14d-9(f) under the Exchange Act (or any similar communications to the shareholders of the Company) or from making any legally required disclosure.

(f) The Company agrees that it will as promptly as practicable (and, in any event, within forty-eight (48) hours) notify Parent in writing if it or, to its knowledge, any of its Representatives becomes aware that any Acquisition Proposal (or any inquiry, proposal or offer that could reasonably be expected to lead to an Acquisition Proposal) is received by, any non-public information is requested from, or any discussions or negotiations are sought to be initiated or continued with, the Company, its Board of Directors (or any committee thereof) or any Representative of the foregoing, and such notice shall expressly state the identity of the Person or group of Persons making such Acquisition Proposal (or such inquiry, proposal or offer that could reasonably be expected to lead to an Acquisition Proposal) and the material terms and conditions of such Acquisition Proposal (or such inquiry, proposal or offer that could reasonably be expected to lead to an Acquisition Proposal), together with copies of any written materials relating thereto provided to the Company, its Board of Directors (or any committee thereof) or any Representative of the foregoing, and thereafter shall keep Parent reasonably informed, on a reasonably current basis, of any material change to the terms of any such Acquisition Proposal (or such inquiry, proposal or offer that could reasonably be expected to lead to an Acquisition Proposal) and the status of any such discussions or negotiations, together with copies of any written materials relating thereto provided to the Company, its Board of Directors (or any committee thereof) or any Representative of the foregoing.

(g) For purposes of this Agreement, the following terms shall have the meanings assigned below:

(i) “Acquisition Proposal” means any inquiry, proposal or offer from any Person (other than Parent and Merger Sub) relating to (A) any direct or indirect acquisition, license or purchase of a business that constitutes twenty percent (20%) or more of the total revenues, net income or assets of the Company and its subsidiaries, taken as a whole, (B) any direct or indirect acquisition, purchase or issuance of twenty percent (20%) or more of any class of Company Securities, (C) any tender offer or exchange offer that if consummated would result in any Person beneficially owning twenty-percent (20%) or more of any class of Company Securities, or (D) any merger, amalgamation, reorganization, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company (or any subsidiary of the Company whose business constitutes twenty percent (20%) or more of the total revenues, net income or assets of the Company and its subsidiaries, taken as a whole); provided that the Merger shall not be deemed an Acquisition Proposal.

(ii) “Intervening Event” means a material change, event, occurrence or development that occurs or arises after the date of this Agreement affecting or with respect to the Company and its subsidiaries or their business, assets or operations, taken as a whole, that was not known or reasonably foreseeable to either the Board of Directors or the Special Committee on the date of this Agreement, which change, event, occurrence or development becomes known to the Board of Directors or the Special Committee before receipt of the Company Requisite Vote; provided that any change, event, occurrence or development that: (A) involves or relates to the receipt, existence of or terms of an Acquisition Proposal or a Superior Proposal (which, for purposes of this definition, should be read without reference to any percentage set forth in the definitions of “Acquisition Proposal” or “Superior Proposal”) or any inquiry relating thereto or the consequences thereof, (B) results from a breach of this Agreement by the Company, (C) involves or relates to the market price or trading volume of the Shares or the ADSs, in and of itself, after the date of this Agreement, (D) relates to Parent, Merger Sub or any of their respective Affiliates, (E) relates to changes in any applicable Laws or regulations or applicable accounting regulations or principles or interpretation or enforcement thereof, and (F) relates to or results from the fact alone that the Company meets or exceeds any internal or published forecasts or projections for any period, shall not be taken into account in determining the existence of, an Intervening Event; provided that, with respect to clauses (C) and (F), the underlying reasons for such change, event, occurrence or development may constitute an Intervening Event.

(iii) “Superior Proposal” means an unsolicited bona fide and written Acquisition Proposal (provided that each reference to twenty percent (20%) in the definition of Acquisition Proposal should be replaced with fifty percent (50%)), which the Board of Directors (upon the recommendation of the Special Committee) or the Special Committee, in its good faith judgement, determines (A) would be reasonably likely to be consummated in accordance with its terms and (B) would, if consummated, result in a transaction that is more favorable from a financial point of view to the shareholders of the Company (other than holders of the Excluded Shares) than the Transactions, in each case, after (x) consultation with its independent financial advisor and outside legal counsel and (y) taking into account all such factors and matters deemed relevant in good faith by the Board of Directors or the Special Committee, including legal, financial, regulatory or other aspects of such Acquisition Proposal (including any consent or approval required by any Governmental Entity, shareholders of the Company or any Person, breakup or termination fee and expense reimbursement provisions, expected timing, risk and likelihood of consummation, the sources, availability, terms and certainty of any financing, financing market conditions and the existence of any financing contingency) and the Transactions and after taking into account any changes to the terms of this Agreement offered in writing by Parent in response to such Superior Proposal pursuant to, and in accordance with, Section 6.3(c); provided, however, that any such Acquisition Proposal shall not be deemed to be a “Superior Proposal” if (1) such Acquisition Proposal is subject to the conduct of any due diligence review or investigation of the Company or any of its subsidiaries by the party making the offer or (2) the consummation of the transaction contemplated by such offer is conditional upon receipt of financing.

(h) Notwithstanding anything to the contrary set forth in this Section 6.3 the Company acknowledges and agrees that (i) any violation of the restrictions or obligations set forth in this Section 6.3 by any subsidiary of the Company or their or the Company’s Representatives shall constitute a breach of this Section 6.3 by the Company, and (ii) it shall not nor shall it permit its subsidiaries to enter into any agreement that prohibits or restricts the Company from providing to Parent the information contemplated by this Section 6.3 or otherwise complying with this Section 6.3.

(i) Other than the Parent Parties Contracts, Parent and Merger Sub shall not, and shall cause the other Parent Parties not to, enter into or seek to enter into any arrangements or Contracts that are effective prior to obtaining the Company Requisite Vote with any director, management member or any other employee of the Company or its subsidiaries that contain any terms that prohibit or restrict such director, management member or employee from taking any actions on behalf of the Company or any of its subsidiaries in connection with any Acquisition Proposal to the extent such actions are permitted to be taken by the Company pursuant to this Section 6.3.

Section 6.4 Further Action; Efforts.

(a) Subject to the terms and conditions of this Agreement, each Party shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws to cause the conditions set forth in Article VII to be satisfied and to consummate and make effective the Transactions (including the Merger) as soon as practicable following the date hereof, including (i) preparing and filing as promptly as practicable all documentation to effect all necessary notices, reports and other filings with any Governmental Entity, and (ii) obtaining as promptly as practicable all consents, approvals, registrations, authorizations, waivers, permits, clearances and Orders necessary or advisable to be obtained from any third party or any Governmental Entity.

(b) Each of Parent and Merger Sub, on the one hand, and the Company, on the other hand, shall use its reasonable best efforts to (i) cooperate in all respects with each other in connection with (x) any filing or submission with any Governmental Entity and (y) any investigation or other inquiry by any Governmental Entity, including any proceeding before any Governmental Entity initiated by a private party; (ii) subject to applicable Law, furnish to the other Party as promptly as reasonably practicable all information as may be necessary or advisable for any application or other filing to be made by the other Party to any Governmental Entity pursuant to any applicable Law in connection with the Transactions; (iii) promptly notify the other Party of any substantive communication received by such Party from, or given by such Party to, any Governmental Entity and of any substantive communication received or given in connection with any proceeding by a private party, in each case regarding any of the Transactions and, subject to applicable Law, furnish the other Party promptly with copies of all written correspondence and communications between them and any Governmental Entity with respect to the Transactions; (iv) respond as promptly as reasonably practicable to any inquiries received from, and supply as promptly as reasonably practicable any additional information or documentation that may be requested by, any Governmental Entity in connection with the Transactions; (v) permit the other Party to review in advance any proposed substantive written communication with any Governmental Entity or, in connection with any proceeding by a private party, with any other Person and consider in good faith the other Party’s reasonable comments in connection therewith, and (vi) consult with the other Party in advance, and consider in good faith the other Party’s reasonable comments in connection with, any non-written communication, meeting or conference with, any Governmental Entity or, in connection with any proceeding by a private party, with any other Person; provided that each Party shall be entitled to redact materials (A) pursuant to any contractual requirements, (B) as necessary to address reasonable legal privilege or confidentiality concerns, determined based on the advice of such Party’s outside legal counsel or (C)

to the extent relating to the Company’s valuation and similar matters relating to the Merger.

(c) No Party shall independently participate in any substantive meeting or communication with any Governmental Entity in respect of any filing, investigation or other inquiry relating to the transactions contemplated hereby without giving the other Parties sufficient prior notice of such meeting or communication and, to the extent permitted by such Governmental Entity, giving the other Parties the opportunity to attend or participate in such meeting or communication.

Section 6.5 Notification of Certain Matters. Subject to applicable Law and the requirements of this Agreement, the Company shall give prompt written notice to Parent, and Parent shall give prompt written notice to the Company, of (a) any material notice or other communication received by such Party from any Governmental Entity in connection with the Transactions, (b) any written notice or other written communication received by such Party from any Person alleging that the consent of such Person is or may be required in connection with the Transactions, if the failure of such Party to obtain such consent would reasonably be expected to prevent or materially delay the consummation of the Transactions, and (c) any Action commenced or, to such Party’s knowledge, threatened against, relating to or involving or otherwise affecting such Party or any of its subsidiaries or Affiliates which relate to the Merger or any of the other Transactions; provided that the delivery of any notice pursuant to this Section 6.5 shall not (i) cure any breach of, or non-compliance with, any other provision of this Agreement or (ii) limit the remedies available to the Party receiving such notice. The Parties agree and acknowledge that the Company’s, on the one hand, and Parent’s, on the other hand, compliance or failure of compliance with (but not Willful Breach of) this Section 6.5 shall not be taken into account for purposes of determining the satisfaction of the condition referred to in Section 7.2(b) or Section 7.3(b), respectively.

Section 6.6 Access to Information; Confidentiality.

(a) From the date hereof until the earlier of the Effective Time and the valid termination of this Agreement in accordance with Article VIII, upon reasonable prior written notice from Parent to an executive officer or other Person designated by the Company, the Company shall, and shall use its reasonable best efforts to cause its subsidiaries, officers, directors and employees to, (i) afford Parent and its Representatives reasonable access, consistent with applicable Law, at normal business hours, to the Company’s and its subsidiaries’ respective senior officers and key employees, properties, offices, and other facilities and to all books and records, and (ii) reasonably promptly furnish Parent with such existing financial, operating and other data and information concerning the Company’s and its subsidiaries’ businesses, Contracts, properties, assets and liabilities as Parent or its Representatives may from time to time reasonably request. Notwithstanding the foregoing, any such investigation or consultation shall be conducted in such a manner as not to interfere unreasonably with the business or operations of the Company or its subsidiaries or the prompt and timely discharge by such officers or employees of their normal duties. Neither the Company nor any of its subsidiaries shall be required to provide access or to disclose information where such access or disclosure would jeopardize any attorney-client privilege of the Company or any of its subsidiaries or contravene any applicable Law or binding agreement entered into prior to the date of this Agreement.

(b) Each of Parent and Merger Sub shall comply with, and shall cause their respective Representatives to comply with, all of their respective obligations under the applicable terms and conditions of the confidentiality agreement, dated June 18, 2023, between the Company and the Bain Shareholders (the “Confidentiality Agreement”), which shall remain in full force and effect in accordance with its terms. Parent shall be responsible for any unauthorized disclosure of any such information provided or made available pursuant to Section 6.6 by its Representatives.

Section 6.7 Stock Exchange Delisting. Prior to the Closing Date, the Company shall cooperate with Parent and use its reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of NASDAQ to enable the delisting by the Surviving Company of the Shares and ADSs from NASDAQ and the deregistration of the Shares and ADSs under the Exchange Act as promptly as practicable after the Effective Time.

Section 6.8 Publicity. Except as may be required by applicable Law, the press release announcing the execution of this Agreement shall be issued only in such form as shall be mutually agreed upon by the Company and Parent. Thereafter, at any time prior to the earlier of the Effective Time and the valid termination of this Agreement pursuant to Article VIII, the Company and Parent shall consult with each other prior to issuing, and provide each other a reasonable opportunity to review and comment on (and consider such proposed comments in good faith), any press releases or any public announcements with respect to this Agreement or the Transactions (including the Merger) by the Company or Parent; provided that (A) any such press release or public announcement as may be required by applicable Laws or by any listing agreement with a national securities exchange may be issued prior to such consultation if the Party proposing to issue such press release or make such public announcement has used its reasonable best efforts to consult in good faith with the other Parties on a timely basis before making any such public announcements, and (B) the foregoing shall not apply to any internal announcements by the Company to its employees which are not made public. Notwithstanding the foregoing, (a) the restrictions set forth in this Section 6.8 shall not apply to any release or announcement made or proposed to be made by the Company, Parent or Merger Sub in connection with a Change of Recommendation made in compliance with this Agreement, and (b) Parent, Merger Sub and their respective Affiliates may provide communications regarding this Agreement and the Transactions (to the extent consistent with prior public disclosures by the Parties made in accordance with this Section 6.8) to (i) their existing or prospective general and limited partners, equity holders, members, managers, or investors, (ii) any Debt Financing Sources, or (iii) any of the Affiliates or professional advisers of the Persons set forth in clauses (i) and (ii), in each case, who are subject to customary confidentiality restrictions.

Section 6.9 Employee Matters.

(a) For a period of twelve (12) months following the Effective Time, Parent shall provide, or shall cause its applicable subsidiaries (including, after the Closing, Topco, the Surviving Company and its subsidiaries) to provide, to each Company Employee who continues to be employed by the applicable Affiliate of Parent immediately following the Closing Date (the “Continuing Employees”), (i) a salary or wage rate, as applicable, and target annual cash bonus opportunity or short-term commissions opportunity (excluding any long-term incentives, equity or equity-based awards or benefits, change in control, retention, transaction, or similar bonuses or arrangements) that with respect to each Continuing Employee, is, in the aggregate, no less favorable than the salary or wage rate, as applicable, and target annual cash bonus opportunity or short-term commissions opportunity (excluding any long-term incentives, equity or equity-based awards or benefits, change in control, retention, transaction, or similar bonuses or arrangements) that was provided to such Continuing Employee immediately prior to the Effective Time and (ii) employee benefits (excluding defined benefit pension benefits, equity or equity-based awards or benefits, deferred compensation, retention, incentive, bonus change in control or transaction compensation or arrangements and retiree medical and other post-termination medical and welfare benefits (collectively, the “Excluded Benefits”)) that are substantially comparable in the aggregate to the employee welfare and other benefits (excluding the Excluded Benefits) that were provided to such Continuing Employees under the Company Plans set forth in Section 3.14(a) of the Company Disclosure Letter.

(b) With respect to any benefit plan or arrangement (excluding the Excluded Benefits) maintained by Parent or its Affiliates (including, after the Closing, Topco and the Surviving Company) in which any Continuing Employee is eligible to participate during the calendar year in which the Closing occurs (each, a “Topco Plan”), for purposes of determining eligibility to participate, level of benefits (solely for vacation, paid time off and severance), and vesting, each Continuing Employee’s service with the Company or any of its subsidiaries (as well as service with any predecessor employer) prior to the Closing Date shall be treated as service with Parent and its Affiliates (including Topco and the Surviving Company) as of the Closing Date to the same extent and for the same purpose that such service was credited for such Continuing Employee under the corresponding Company Plan in which such Continuing Employee participated immediately prior to the Closing; provided that the foregoing shall not apply to the extent that it would result in any duplication of benefits, compensation, or coverage for the same period of service or could apply to any Excluded Benefit. With respect to any Topco Plan that is a group health plan, Parent shall, or shall cause its Affiliates (including the Surviving Company) to, use commercially reasonable efforts to, for the plan year in which the Closing occurs, (i) waive, or cause to be waived, all preexisting condition, limitations, actively-at-work requirements and waiting periods with respect to participation by and coverage of each Continuing Employee (and his or her eligible dependents) to the same extent such condition, limitations, requirements and waiting periods were already satisfied or did not apply under the corresponding Company Plan that is a group health plan in which such Continuing Employee participated immediately prior to the Closing; and (ii) recognize, or cause to be recognized, the dollar amount of all coinsurance, deductibles and out-of-pocket expenses paid by each Continuing Employee (and his or her eligible dependents) under a Company Plan that is a group health plan during the portion of the applicable plan year prior to the Closing Date for purposes of satisfying the applicable plan year’s deductible and coinsurance limitations under the Topco Plan that is a group health plan in which each Continuing Employee (and his or her eligible dependents) participate during such applicable plan year.

(c) Parent shall honor and assume, or shall cause to be honored and assumed, the terms of all Company Plans, subject to the amendment and termination provisions thereof as in effect on the date hereof.

(d) Nothing in this Agreement shall confer upon any Continuing Employee or any other Person any right to employment (or any term or condition of employment) or to continue in the employ or service of Parent, the Surviving Company or any subsidiary or Affiliate of Parent or the Surviving Company, or shall interfere with or restrict in any way the rights of Parent, the Surviving Company or any subsidiary or Affiliate of Parent or the Surviving Company, which rights are hereby expressly reserved, to discharge or terminate the services of any Person or any Continuing Employee at any time and for any reason whatsoever, with or without cause, subject to the terms of any applicable Company Plan or Law. Notwithstanding any provision in this Agreement to the contrary, nothing in this Section 6.9 shall (i) be deemed or construed to be an establishment, amendment, termination or other modification of any Company Plan or any other benefit or compensation plan, program, policy, agreement or arrangement, (ii) prevent Parent, the Surviving Company or any subsidiary or Affiliate of Parent or the Surviving Company from establishing, amending or terminating any Company Plans or any benefit or compensation plan, program, policy, agreement or arrangement at any time assumed, established, sponsored or maintained by any of them, or (iii) create any third-party beneficiary or other rights or remedies in any Person, other than the Parties, including any current or former service provider of the Company or its Affiliates (or any beneficiaries or dependents thereof).

Section 6.10 Directors’ and Officers’ Indemnification and Insurance.

(a) From and after the Effective Time, the Surviving Company shall, and Parent shall cause the Surviving Company to, indemnify and hold harmless each present and former director and officer of the Company or any of its subsidiaries and any person who becomes a director or officer of the Company or any of its subsidiaries prior to the Effective Time (in each case, when acting in such capacity) (the “Indemnified Parties”), against any costs or expenses (including reasonable attorneys’ fees and expenses), judgments, fines, losses, claims, damages, liabilities or awards paid in settlement incurred in connection with any actual or threatened Action, whether civil, criminal, administrative or investigative and whether formal or informal, arising out of, relating to or in connection with matters existing or occurring at or prior to the Effective Time (including the fact that such Person is or was a director or officer of the Company or any of its subsidiaries or any acts or omissions occurring or alleged to occur (including acts or omissions with respect to the approval of this Agreement or the Transactions or arising out of or pertaining to the Transactions and actions to enforce this provision or any other indemnification or advancement right of any Indemnified Party) prior to the Effective Time), whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent that the Company would have been permitted under the Laws of the Cayman Islands and its Memorandum and Articles of Association in effect on the date of this Agreement to indemnify such Person and Parent or the Surviving Company shall advance expenses (including reasonable attorneys’ fees) incurred in the defense of any Action, including any expenses incurred in successfully enforcing such Person’s rights under this Section 6.10. In the event of any such Action, (i) neither Parent nor the Surviving Company shall settle, compromise or consent to the entry of any judgment in any Action in which indemnification has been sought by such Indemnified Party hereunder, unless such settlement, compromise or consent includes an unconditional release of such Indemnified Party from all liability arising out of such Action or such Indemnified Party otherwise consents (which consent shall not be unreasonably withheld, conditioned or delayed), (ii) the Surviving Company shall reasonably cooperate with the Indemnified Party in the defense of any such matter, and (iii) the Indemnified Party shall not settle, compromise or consent to the entry of any judgment in any Action in which indemnification has been sought by such Indemnified Party hereunder without the prior written consent of Parent or the Surviving Company (which consent shall not be unreasonably withheld, conditioned or delayed).

(b) Any Indemnified Party wishing to claim indemnification under this Section 6.10, upon learning of any such Action, shall promptly notify Parent thereof, but the failure to so notify shall not relieve Parent or the Surviving Company of any liability it may have to such Indemnified Party except to the extent such failure materially prejudices Parent or the Surviving Company.

(c) The Surviving Company shall, and Parent shall cause the Surviving Company to, honor and perform the obligations under any indemnification provision, advance of expenses and any exculpation provision in (i) the Memorandum and Articles of Association or comparable Organizational Documents of the Company or any of its subsidiaries, or (ii) any indemnification agreements between the Company or any of its subsidiaries, on the one hand, and any Indemnified Party, on the other hand (collectively, the “Indemnification Agreements”). The provisions in the Surviving Company’s memorandum and articles of association (or in such documents of any successor to the business of the Surviving Company) and in the memorandum and articles of association and other Organizational Documents of the Company’s subsidiaries with respect to indemnification, advancement of expenses and exculpation of any Indemnified Party shall be no less favorable to such Indemnified Party than such provisions contained in the Company’s Memorandum and Articles of Association in effect as of the date hereof, which provisions shall not be amended, repealed or otherwise modified in any manner that would adversely affect any right or obligation thereunder of any Indemnified Party for a period of six (6) years after the Effective Time except as required by applicable Law.

(d) Parent shall maintain, or shall cause the Surviving Company to maintain, at no expense to the beneficiaries, in effect for at least six (6) years from the Effective Time the current policies of the directors’ and officers’ liability insurance and fiduciary liability insurance maintained by the Company or any of its subsidiaries (provided that Parent or the Surviving Company may substitute therefor policies of at least the same coverage containing terms and conditions which are not less advantageous to any beneficiary thereof) with respect to matters existing or occurring at or prior to the Effective Time and from insurance carriers having at least an “A” rating by A.M. Best with respect to directors’ and officers’ liability insurance; provided, however, that after the Effective Time, Parent and the Surviving Company shall not be required to pay pursuant to this Section 6.10(d) more than an amount per annum equal to 300% of the last annual premium paid by the Company prior to the date hereof (such amount, the “Maximum Annual Premium”) in respect of the coverage required to be obtained pursuant hereto under each such policy; provided, further, that if such insurance is not available or the aggregate annual premium for such insurance exceeds the Maximum Annual Premium, Parent shall, or shall cause the Surviving Company to, obtain insurance with as much coverage as reasonably practicable for the Maximum Annual Premium. In lieu of maintaining the directors’ and officers’ liability insurance policies contemplated by this Section 6.10(d), the Company may, and at Parent’s request, the Company shall, purchase from insurance carriers with comparable credit ratings, no later than the Effective Time, a six (6)-year prepaid “tail policy” providing at least the same coverage and amounts containing terms and conditions that are no less advantageous to the insured than the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by the Company and its subsidiaries with respect to claims arising from facts or events that occurred at or before the Effective Time, including the Transactions, and from insurance carriers having at least an “A” rating by A.M. Best with respect to directors’ and officers’ liability insurance, so long as the aggregate cost for such “tail” policy does not exceed the Maximum Annual Premium in respect of the coverage required to be obtained pursuant hereto under each such “tail” policy; provided that, if such “tail” policy is not available or the aggregate cost for such “tail” policy exceeds the Maximum Annual Premium, the Company shall obtain a “tail” policy with as much coverage as reasonably practicable for the Maximum Annual Premium. If the Company elects to purchase such “tail policy”, the Surviving Company shall (and Parent shall cause the Surviving Company to) maintain such “tail policy” in full force and effect and continue to honor their respective obligations thereunder. Parent agrees to honor and perform under, and to cause the Surviving Company to honor and perform under, for a period of six (6) years after the Effective Time, all Indemnification Agreements.

(e) If Parent or the Surviving Company or any of their respective successors or assigns (i) shall consolidate or amalgamate with or merge into any other corporation or entity and shall not be the continuing, merged or surviving company or entity of such consolidation or merger or (ii) shall transfer all or substantially all of its properties and assets to any individual, corporation or other entity, then, and in each such case, proper provisions shall be made so that the successors and assigns of Parent or the Surviving Company shall assume all of the obligations set forth in this Section 6.10.

(f) The provisions of this Section 6.10 shall survive the Merger and, following the Effective Time, are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties and their heirs and representatives, each shall be a third party beneficiary of the provisions of this Section 6.10.

(g) The rights of the Indemnified Parties under this Section 6.10 shall be in addition to any rights such Indemnified Parties may have under the Memorandum and Articles of Association of the Company or the comparable Organizational Documents of any of its subsidiaries, or under any applicable Contracts or Laws. Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company or its officers, directors and employees, it being understood that the indemnification provided for in this Section 6.10 is not prior to, or in substitution for, any such claims under any such policies.

Section 6.11 Parent Financing.

(a) Parent and Merger Sub shall use their respective reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary or advisable to arrange and consummate the Financing on the terms and conditions described in or contemplated by the Financing Commitments (subject to any so-called “flex” provisions contained therein), including using reasonable best efforts to (i) maintain in effect the Financing Commitments, provided that Parent and Merger Sub may (A) amend, replace, supplement or modify the Debt Financing Commitments in any manner which does not adversely affect in any material respect the amount, conditionality, enforceability, termination or availability of the Debt Financing (an “Adverse Effect on Financing”), or (B) elect to replace all or any portion of the Debt Financing with alternative debt financing on terms and conditions not materially less favorable, in the aggregate, from the standpoint of Parent or Merger Sub than the terms and conditions as set forth in the Debt Financing Commitments as in effect on the date hereof (the “Replacement Debt Financing”, and any documents relating to a Replacement Debt Financing, the “Replacement Debt Commitments”), in each case, provided that such Replacement Debt Financing shall not have an Adverse Effect on Financing, (ii) promptly and as soon as practicable satisfy (or obtain waivers to) on a timely basis all conditions applicable to Parent or Merger Sub to funding in the Debt Financing Commitments or any Replacement Debt Commitments and such definitive agreements to be entered into pursuant thereto (including by consummating the Equity Financing substantially concurrently therewith), (iii) negotiate and enter into definitive agreements with respect thereto on terms and conditions described in the Debt Financing Commitments or any Replacement Debt Commitments (including any “flex” provisions (if applicable) contained therein) prior to the Closing Date, (iv) enforce its rights under the Debt Financing Commitments or any Replacement Debt Commitments and consummate the Financing on or prior to Closing and (v) accept and comply with to the fullest extent all “flex” provisions contemplated by the Debt Financing. In the event any portion of the Debt Financing or any Replacement Debt Financing becomes unavailable on the terms and conditions (including any “flex” provisions) contemplated in the Debt Financing Commitments or any Replacement Debt Commitments or the definitive agreements with respect thereto, Parent and Merger Sub shall promptly notify the Company and, as promptly as reasonably practicable following the occurrence of such event, Parent and Merger Sub shall use their reasonable best efforts to arrange to obtain alternative financing (the “Alternative Financing”), including from alternative sources, in an amount, when added with Parent and Merger Sub’s existing cash on hand and the Equity Financing Commitments, sufficient to consummate the Transactions, which Alternative Financing would not involve terms and conditions which are materially less favorable, in the aggregate, from the standpoint of Parent or Merger Sub than the terms and conditions as set forth in the Debt Financing Commitments as in effect on the date hereof or any Replacement Debt Commitments and which shall not have an Adverse Effect on Financing. Parent and Merger Sub shall not, and shall cause the Guarantors, the Sponsors and the Investors not to, (without the prior written consent of the Company) consent or agree to any amendment, termination, replacement, supplement or modification to, or any waiver of any provision under, the Financing Commitments or the definitive agreements relating to the Financing if such amendment, replacement, supplement, modification or waiver would have an Adverse Effect on Financing. Upon any replacement, amendment, supplement or modification of the Financing Commitments and made in compliance with this Section 6.11 (excluding any amendment for the sole purpose of joining or adding additional commitment parties thereto), Parent shall provide a copy thereof to the Company for information purpose only and the term “Financing Commitments” shall mean the Financing Commitments as so amended, replaced, supplemented or modified, including any Replacement Debt Financing or Alternative Financing. Without prejudice and in addition to the foregoing, Parent and Merger Sub shall (i) for information purpose only, promptly notify the Company (including the Board of Directors and the Special Committee) of any actual or threatened default or breach under, any withdrawal from or termination of, or any dispute relating to, the Financing Commitments upon becoming aware of such circumstances or receipt of any written notice from any Person with respect to any such actual or threatened default, breach, termination or withdrawal, and (ii) otherwise keep the Company (including the Board of Directors and the Special Committee) reasonably informed on a reasonably current basis of the status of the Financing (including, without limitation, and for information purpose only, (A) notifying the Company when the first draft of the facilities agreement relating to the Debt Financing is delivered to the providers of the Debt Financing Commitments, and (B) delivering to the Company copies of any confirmation letter(s) it receives from the providers of the Debt Financing Commitments in relation to the conditions precedent relating to the Debt Financing Commitments).

(b) Prior to the Closing, the Company shall use its reasonable best efforts to provide to Parent and Merger Sub, and shall cause its subsidiaries and its Representatives to use reasonable best efforts to provide to Parent and Merger Sub, at Parent’s sole cost and expense, all reasonable cooperation reasonably requested by Parent that is necessary and customary in accordance with the terms of the Debt Financing (or any permanent financing consummated in lieu thereof or any Replacement Debt Financing or Alternative Financing obtained in accordance with Section 6.11(a)), including using reasonable best efforts to take the following actions: (i) furnishing Parent and Merger Sub and their financing sources with the Required Information or other documents and information reasonably requested by Parent in connection with the Debt Financing, any permanent financing consummated in lieu thereof, Replacement Debt Financing or Alternative Financing, (ii) upon reasonable notice, participating in a reasonable number of lender presentations, road shows, due diligence sessions, drafting sessions and sessions with rating agencies in connection with the Debt Financing, any permanent financing consummated in lieu thereof, Replacement Debt Financing or Alternative Financing at reasonable times and locations mutually agreed and otherwise reasonably cooperating with the marketing efforts of Parent and its financing sources for any portion of the Debt Financing, any permanent financing consummated in lieu of the Debt Financing, Replacement Debt Financing or Alternative Financing, (iii) obtaining customary accountant’s comfort letters, consents, authorization and representation letters requested by Parent or its financing sources in connection with the Debt Financing, any permanent financing consummated in lieu thereof, any Replacement Debt Financing or any Alternative Financing, (iv) reasonably facilitating the provision of guarantee and pledging of collateral, including by executing and delivering definitive financing documents, including pledge and security documents, customary certificates, and other documents (including original stock certificates), to the extent reasonably requested by Parent or its financing sources in connection with the Debt Financing, or any permanent financing consummated in lieu thereof, Replacement Debt Financing, or Alternative Financing (provided that (A) none of the documents or certificates shall be executed or delivered except in connection with the Closing, (B) the effectiveness thereof shall be conditioned upon, or become operative after, the occurrence of the Closing, and (C) no liability shall be imposed on the Company or any of its subsidiaries or any of their respective officers or employee involved), (v) reasonably assisting with procuring customary payoff letters, lien releases, terminations, deregistration or filings, (vi) taking all actions reasonably necessary to (A) permit the prospective lenders involved in the Debt Financing, any permanent financing consummated in lieu thereof, Replacement Debt Financing or Alternative Financing to evaluate the Company’s or any of its subsidiaries’ current assets, cash management and accounting systems, policies and procedures relating thereto for the purpose of establishing collateral arrangements and (B) establish bank and other accounts, blocked account agreements and lock box arrangements in connection with the foregoing, (vii) providing information regarding the Company and its subsidiaries reasonably required by regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including the USA Patriot Act of 2001 at least three (3) Business Days prior to the Closing, to the extent requested in writing ten (10) Business Days prior to the Closing, and (viii) assisting in the preparation of one or more credit agreements, note purchase agreements, indentures and/or other definitive financing documents. Notwithstanding the foregoing, (x) nothing in this Section 6.11 shall require such cooperation to the extent (1) it would unreasonably or materially interfere with the business or operations of the Company and its subsidiaries, (2) it would require the Company to prepare or provide any financial statements or other financial information (other than those financial statements (and any other financial information) from time to time filed by the Company with the SEC (and nothing in this Section 6.11 shall create or be implied to create any obligation to make any such filings or other readily available financial information)), and (3) it would require the Company or any of its subsidiaries or any of their Representatives to deliver any legal opinions or reliance letters, (y) none of the Company or any of its subsidiaries shall be required to pay any commitment or other fee or incur any other liability or obligation in connection with the Debt Financing contemplated by the Debt Financing Commitments (or any Replacement Debt Financing or Alternative Financing) or be required to take any action for which it would not be indemnified hereunder, to bear any cost or expense or to pay any commitment or other similar fee or make any other payment or agree to provide any indemnity in connection with the Debt Financing (or any Replacement Debt Financing or Alternative Financing) or any of the foregoing, or be a borrower, an issuer, a guarantor or other obligor with respect to the Debt Financing, in each case, prior to the Effective Time, and (z) any information with respect to the prospects, projections and plans for the business and operations of the Company and its subsidiaries in connection with the Financing will be the sole responsibility of Parent, and none of the Company, any of its subsidiaries or any of their respective representatives shall be required to provide any information or make any presentations with respect to capital structure, the incurrence of the Financing, other pro forma information relating thereto or the manner in which Parent intends to operate, or cause to be operated, the business of the Company or its subsidiaries after the Closing. Notwithstanding anything to the contrary contained in this Agreement, the Company will be deemed to be in compliance with this Section 6.11, and none of Parent, Merger Sub or any of their Affiliates shall allege that the Company is or has not been in compliance with this Section 6.11, unless Parent’s or Merger Sub’s failure to obtain the Debt Financing was due solely to a deliberate action or omission taken or omitted to be taken by the Company in material breach of its obligations under this Section 6.11.

(c) Parent (i) shall promptly, upon request by the Company, reimburse the Company following the valid termination of this Agreement for all reasonable and documented out-of-pocket costs (including (A) reasonable outside attorneys’ fees and (B) fees and expenses of the Company’s accounting firms engaged to assist in connection with the Financing, including performing additional requested procedures, reviewing any offering documents, participating in any meetings and providing any comfort letters) to the extent incurred by the Company, any of its subsidiaries or their respective Representatives in connection with the cooperation of the Company and its subsidiaries contemplated by this Section 6.11, Section 6.18, Section 6.19 and/or Section 6.20, and (ii) shall indemnify and hold harmless the Company and its subsidiaries and their respective Representatives from and against any and all losses suffered or incurred by them in connection with the arrangement of the Debt Financing

(or any Replacement Debt Financing or Alternative Financing) and the performance of their respective obligations under this Section 6.11, Section 6.18, Section 6.19 and/or Section 6.20 (including any action taken in accordance with this Section 6.11, Section 6.18, Section 6.19 and/or Section 6.20) and any information utilized in connection therewith, except in the event such losses arose out of or resulted from (x) the willful misconduct of such Person or (y) misstatements or omissions in written historical information provided by or on behalf of the Company or its subsidiaries specifically for use in connection with the Debt Financing (or Replacement Debt Financing or Alternative Financing obtained in accordance with Section 6.11(a)).

(d) The Company hereby consents to the use of the logos of the Company and its subsidiaries by Parent and Merger Sub in connection with the Debt Financing; provided that Parent and Merger Sub shall ensure that such logos are used solely in a manner that is not intended, or that is not reasonably likely, to harm or disparage the Company or the Company’s reputation or goodwill.

Section 6.12 Takeover Statutes. If any Takeover Statute is or may become applicable to the Merger or the other Transactions, each of the Company and Parent and the members of their respective boards of directors shall grant such approvals and take such actions as are reasonably necessary so that such transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise act to eliminate or minimize the effects of such Takeover Statute on such transactions.

Section 6.13 Transaction Litigation. In the event that any shareholder litigation related to this Agreement, the Merger or the other Transactions is brought or threatened against the Company, its officers or any members of the Board of Directors prior to the Effective Time (the “Transaction Litigation”), the Company shall promptly notify Parent of any such Transaction Litigation and shall keep Parent reasonably informed with respect to the status thereof, including by promptly providing Parent copies of all proceedings and correspondence relating to such Transaction Litigation. The Company shall give Parent a reasonable opportunity to participate in the defense or settlement of any Transaction Litigation and shall consider in good faith Parent’s advice with respect to such Transaction Litigation. The Company shall not settle or agree to settle any Transaction Litigation, or take any action to settle any Transaction Litigation, without Parent’s prior written consent, which consent shall not be unreasonably withheld, conditioned or delayed.

Section 6.14 Resignation of Directors. At the Closing, except as otherwise may be agreed by Parent, the Company shall cause to be delivered to Parent the resignation of all members of the Board of Directors who are in office immediately prior to the Effective Time, which resignations shall be effective at the Effective Time.

Section 6.15 Obligations of Merger Sub; Obligations of Subsidiaries.

(a) Parent shall take all actions reasonably necessary to cause Merger Sub and the Surviving Company to perform their respective obligations under this Agreement.

(b) The Company shall take all actions reasonably necessary to cause its subsidiaries to perform their respective obligations under this Agreement.

Section 6.16 Actions Taken at Direction of Parent or Merger Sub; Knowledge of Parent and Merger Sub. Notwithstanding any other provision of this Agreement to the contrary, the

Company shall not be deemed to be in breach of any representation, warranty, covenant or agreement hereunder, including Article III, Article V, and this Article VI hereof, if (i) Parent, Merger Sub, the Investors or any of their respective Affiliates or Representatives has knowledge of such breach as of the date hereof or (ii) the alleged breach results from an action or inaction by the Company at the direction or consent of Parent, Merger Sub, the Investors, or their respective Affiliates or Representatives, regardless of whether there is any approval by or direction from the Board of Directors or the Special Committee.

Section 6.17 No Amendment to Parent Parties Contracts. Without the prior written consent of the Special Committee (acting on behalf of the Company), whose consent shall not be unreasonably withheld, conditioned or delayed, Parent and Merger Sub shall not, and shall cause other Parent Parties (including the Bain Shareholders) not to (a) enter into any Contract, or amend, modify, assign, withdraw, grant any consent or approval or waive any rights under, or terminate any Parent Parties Contract, to the extent that the foregoing actions proposed to be undertaken by Parent, Merger Sub or other Parent Parties, individually or in the aggregate, have or would reasonably be expected to have a Parent Material Adverse Effect; or (b) enter into or modify any Contract pursuant to which any management members, directors or shareholders of the Company, or any of their respective Affiliates receives consideration of a different amount or nature than the Merger Consideration, as applicable, in connection with the Transactions that is not provided or expressly contemplated in the Parent Parties Contracts as of the date hereof.

Section 6.18 Required Consent. The Company shall (a) use its reasonable best efforts to obtain all necessary consents or waivers from, and give all necessary notices to, financial institutions set forth in Section 6.18 of the Company Disclosure Letter from which the Company or any of its subsidiaries has outstanding borrowings to the extent required for the execution and delivery of this Agreement by the Company, the performance of this Agreement by the Company and the consummation of the Transactions, including the Merger, or (b) to the extent such consent and waiver are not obtained prior to Closing and if requested in writing by Parent, use reasonable best efforts to make such necessary arrangements for the repayment of any such outstanding borrowings on the Closing Date immediately before the Effective Time, provided that Parent or Merger Sub shall arrange sufficient fund for the repayment of such borrowing.

Section 6.19 Redemption of Notes and Prepayment of CS Facility.

(a) In connection with the Merger and as part of the Transactions as a whole, the Company may (and if requested by Parent in writing, shall): (i) send one or more notices of redemption in form and substance reasonably satisfactory to Parent (“Redemption Notices”) for the outstanding 10.50% Senior Notes due 2026 issued by the Company (the “Notes”) and governed by the indenture dated as of February 23, 2023 among the Company, the subsidiary guarantors party thereto and The Bank of New York Mellon, London Branch, as trustee (the “Trustee”) (as the same may be amended or supplemented, the “Indenture”) (together with any ancillary documents required by the Indenture for such redemption, including officer’s certificates and legal opinions) to the Trustee and the holders of the Notes, as applicable, providing for (A) the redemption of Notes and/or (B) the satisfaction and discharge of the Indenture, in each case, pursuant to the Indenture (each of clauses (A) and (B), the “Redemption”), (ii) use reasonable best efforts to facilitate such Redemption and (iii) use reasonable best efforts to cause the Trustee to cooperate and facilitate such Redemption; provided that no Redemption shall be consummated prior to the Closing Date and the closing of any Redemption shall be expressly conditioned on the occurrence of the Closing Date. The Company shall (x) prepare and provide Parent with all documentation related to any Redemption a reasonable period of time in advance of their execution, delivery or publication to give Parent and its Representatives a reasonable opportunity to review and comment on such documentation and (y) execute, deliver or publish only such documentation that are in form and substance reasonably satisfactory to Parent.

(b) In connection with the Merger and as part of the Transactions as a whole, the Company may (and if requested by Parent in writing, shall): (i) commence one or more offers to purchase any or all of the outstanding Notes for cash (the “Offers to Purchase”) and (ii) conduct one or more consent solicitations to obtain from the requisite holders of the Notes consent to certain amendments to the Indenture (the “Consent Solicitations” and, together with any Offers to Purchase, the “Offers and Consent Solicitations”); provided that no Offer to Purchase or Consent Solicitation shall be consummated prior to the Closing Date and the closing of any Offer to Purchase or Consent Solicitation shall be expressly conditioned on the occurrence of the Closing Date. Any Offers and Consent Solicitations shall be made on terms and conditions that are reasonably proposed by Parent, reasonably acceptable to the Special Committee and permitted or required by the terms of the Notes, the Indenture and applicable Laws. Subject to the receipt of the requisite consents, in connection with any Consent Solicitation, the Company shall execute a supplemental indenture to the Indenture in accordance with the terms thereof amending the Indenture in a form as reasonably requested by Parent and reasonably acceptable to the Company, the Special Committee and the Trustee, which supplemental indenture shall not become effective until the Closing Date. The Company shall execute any ancillary documents required by the Indenture for entry by the Trustee into the supplemental indenture, including officer’s certificates, legal opinions and other documentation requested by the Trustee. The dealer managers, solicitation agents, information agents or other agents retained in connection with any Offers and Consent Solicitations will be selected by Parent and reasonably acceptable to the Special Committee. The Company shall (A) prepare and provide Parent with any documentation related to any Offers and Consent Solicitations a reasonable period of time in advance of their execution, delivery or publication to give Parent and its Representatives a reasonable opportunity to review and comment on such documentation and (B) execute, deliver or publish only such documentation that are in form and substance reasonably satisfactory to Parent. The Company shall, and shall cause its subsidiaries to, provide all cooperation reasonably requested by Parent that is necessary or reasonably required in connection with any Offer and Consent Solicitation, including (x) to the extent required by any applicable policies or procedures of any clearing system for the Notes or any stock exchange on which the Notes are listed, (y) using reasonable best efforts to cause the Trustee to enter such supplemental indenture prior to or substantially simultaneously with execution thereof by the Company, and (z) providing the information necessary to distribute the applicable Offer and Consent Solicitation documents to the holders of the Notes.

(c) In connection with the Merger and as part of the Transactions as a whole, the Company shall, subject to the terms of this paragraph (c), prior to the Closing Date, cause BCPE Bridge Stack Holdco Limited as borrower (the “Existing Borrower”) to (i) send one or more notices of prepayment in form and substance reasonably satisfactory to Parent (the “Prepayment Notices”) in respect of the term loan facility for the Existing Borrower pursuant to the facility agreement dated June 8, 2022 between, among others, the Existing Borrower and Credit Suisse AG, Singapore Branch as agent and security agent (the “Existing Agent”), as amended, amended and/or restated or supplemented from time to time (the “Existing Facility Agreement,” and the term loan facility contemplated thereunder, the “CS Facility”) to the Existing Agent for the prepayment of the CS Facility in full pursuant to the terms of the Existing Facility Agreement (the “Prepayment”), provided that the Company shall only be required to deliver a Prepayment Notice if it has received evidence (in form and substance reasonably satisfactory to the Company) that (A) Merger Sub has submitted a utilization request for the first utilization of the Debt Financing (or any Replacement Debt Financing or Alternative Financing) (the “Utilization Request”), and such utilization is of an amount which, when aggregated with the Equity Financing Commitments, is sufficient to (1) pay the aggregate Merger Consideration and the other payments under Article II due and payable as of the Closing Date, (2) pay any and all fees and expenses required to be paid by Parent, Merger Sub and the Surviving Company in connection with the Transactions (including the Merger and the Financing) due and payable as of the Closing Date and (3) finance the Prepayment in full, (B) the proposed date of the Prepayment shall not be earlier than the earliest date the Company is permitted to make the Prepayment in accordance with the terms of the Existing Facility Agreement or the payoff letters (referred to in sub-paragraph (ii) below) if the Prepayment Notice was delivered to the Existing Agent on the same date as the Utilization Request; and (C) the proceeds of the first utilization of the Debt Financing will be applied towards, amongst others, financing the Prepayment, (ii) use reasonable best effort to negotiate with the Existing Agent payoff letters and security release documents with the Existing Agent in respect of all Liens or guarantees created or granted in respect of the Existing Facility Agreement, and (iii) use reasonable best efforts to cause the Existing Agent and other finance parties under the Existing Facility Agreement to cooperate and facilitate such Prepayment. The Company shall (x) prepare and provide Parent with all documentation related to the Prepayment a reasonable period of time in advance of their execution or delivery to give Parent and its Representatives a reasonable opportunity to review and comment on such documentation and (y) execute and deliver such documentation that are in form and substance reasonably satisfactory to Parent.

(d) Notwithstanding anything to the contrary in this Section 6.19, nothing in this Section 6.19 shall require the Company or any of its subsidiaries to (i) redeem or purchase any Notes before the Closing or (ii) prepay all or any portion of the CS Facility before the later of (A) the date on which the conditions set out in Article VII are all satisfied (or waived by the relevant Party pursuant to the terms thereunder) and (B) the first utilization date of the Debt Financing (or any Replacement Debt Financing or Alternative Financing), and the amount actually utilized on such first utilization date is an amount which, when aggregated with the Equity Financing Commitments, is sufficient to (1) pay the aggregate Merger Consideration and the other payments under Article II due and payable as of the Closing Date, (2) pay any and all fees and expenses required to be paid by Parent, Merger Sub and the Surviving Company in connection with the Transactions (including the Merger and the Financing) due and payable as of the Closing Date and (3) finance the Prepayment in full.

Section 6.20 Available Cash. If (A) the Parent provides the Company with evidence or written confirmation that the debt commitments will be utilized in RMB instead of USD and (B) requested by Parent in writing, then the Company shall use its reasonable best efforts to take, or cause to be taken, all things necessary to ensure that prior to the Closing Date, an amount reasonably agreed between the Parent and the Company (the “Required Cash Amount”), shall be transferred by the Company or any of its subsidiaries to an account opened in the name of Merger Sub (the “Deposit Account”) as security deposit in respect of the hedging arrangements to be entered into by Merger Sub in respect of foreign currency conversion of all or a portion of the proceeds of the Debt Financing (or any Replacement Debt Financing or Alternative Financing) from RMB into US dollars (the “FX Conversion”) before the Closing (to the extent applicable); provided that the terms of such hedging arrangements and the security deposit relating thereto must be in form and substance reasonably acceptable to the Company (including, without limitation, that such security deposit will be promptly released (i) to the Surviving Company after the FX Conversion is completed or (ii) to the Company (a) if Parent confirms in writing that no FX Conversion will be entered into prior to the Closing for any reason whatsoever, (b) if the FX Conversion is not entered into for any reason whatsoever, or (c) if this Agreement is terminated for any reason).

Article VII

CONDITIONS OF MERGER

Section 7.1 Conditions to Obligation of Each Party to Effect the Merger. The respective obligations of each Party to effect the Merger shall be subject to the satisfaction (or written waiver, if permissible under Law, by Parent and the Company) at or prior to the Closing Date of the following conditions:

(a) Shareholder Approval. The Company Requisite Vote shall have been obtained in accordance with the CICA and the Memorandum and Articles of Association.

(b) Orders. No Order issued by any Governmental Entity of competent jurisdiction which prohibits, restrains, makes illegal or enjoins the consummation of the Transactions, including the Merger, shall remain in effect.

(c) Required Regulatory Approval. Any applicable waiting periods, together with any extensions thereof, or any actions, non-actions, consents, approvals, waivers, or clearances from any Governmental Entity as set forth in Section 7.1(c) of the Company Disclosure Letter shall have expired, been terminated or obtained, as applicable.

Section 7.2 Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger shall be further subject to the satisfaction (or written waiver by Parent) at or prior to the Closing Date of the following conditions:

(a) Representations and Warranties. Each of the representations and warranties of the Company set forth in (i) Article III (other than Section 3.1, Section 3.3(a), Section 3.5, Section 3.23 and Section 3.25) shall be true and correct in all respects (without giving effect to any qualification as to “materiality”, “Material Adverse Effect” or similar qualifiers contained in any such representations and warranties) as of the date hereof and as of the Effective Time as though made on and as of such date (except to the extent that any such representation or warranty expressly is made as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except where the failures of any such representations and warranties to be so true and correct, individually or in the aggregate, does not constitute a Material Adverse Effect, (ii) Section 3.1, Section 3.5, Section 3.23 and Section 3.25 shall be true and correct in all material respects as of the date hereof and the Effective Time as though made on and as of such date (except to the extent that any such representation or warranty expressly is made as of an earlier date, in which case such representation and warranty shall be true and correct as of such specified date), and (iii) Section 3.3(a) shall be true and correct in all respects as of the date hereof and as of the Effective Time as though made on and as of such date (except to the extent that any such representation or warranty expressly is made as of an earlier date, in which case such representation and warranty shall be true and correct as of such specified date), except where the failure of such representations and warranties to be so true and correct, individually or in the aggregate, has not resulted in, and would not be reasonably expected to result in more than de minimis additional cost, expense or liability to the Company, Parent, Merger Sub or their Affiliates;

(b) Performance of Obligations of the Company. The Company shall have performed in all material respects the obligations, and complied in all material respects with the agreements and covenants, required to be performed by, or complied with by, it under this Agreement at or prior to the Closing Date;

(c) Certificate. Parent shall have received a certificate of an executive officer of the Company, dated as of the Closing Date, certifying that the conditions set forth in Section 7.2(a), Section 7.2(b) and Section 7.2(e) have been satisfied;

(d) No Material Adverse Effect. No Material Adverse Effect shall have occurred after the date of this Agreement and is continuing; and

(e) Dissenting Shareholders. Shareholders of the Company holding less than twelve percent (12%) of the total issued and outstanding Shares immediately prior to the Effective Time shall have validly served and not withdrawn a notice of objection under section 238(2) of the CICA.

Section 7.3 Conditions to Obligations of the Company. The obligation of the Company to effect the Merger shall be further subject to the satisfaction (or written waiver by the Company) at or prior to the Closing Date of the following conditions:

(a) Representations and Warranties. Each of the representations and warranties of Parent and Merger Sub set forth in this Agreement shall be true and correct (without giving effect to any “materiality,” “Parent Material Adverse Effect” or similar qualifiers contained in any such representations and warranties), in each case as of the date hereof and the Effective Time as though made on and as of such date (except to the extent that any such representation or warranty expressly is made as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except where the failure of any such representations and warranties to be true and correct, individually or in the aggregate, would not reasonably be expected to prevent, materially delay or have a material adverse effect on the ability of Parent or Merger Sub to consummate the Transactions or otherwise have a material adverse effect on the ability of Parent or Merger Sub to perform their obligations under this Agreement (a “Parent Material Adverse Effect”);

(b) Performance of Obligations of Parent and Merger Sub. Each of Parent and Merger Sub shall have performed in all material respects the obligations, and complied in all material respects with the agreements and covenants, required to be performed by or complied with by it under this Agreement at or prior to the Closing Date; and

(c) Certificate. The Company shall have received a certificate of an executive officer of Parent, dated as of the Closing Date, certifying that the conditions set forth in Section 7.3(a) and Section 7.3(b) have been satisfied.

Section 7.4 Frustration of Closing Conditions. Prior to the End Date, none of the Company, Parent or Merger Sub may rely on the failure of any condition set forth in this Article VII to be satisfied if such failure was caused by such Party (in the case of Parent or Merger Sub, the Parent Parties) or by such Party’s failure to act in good faith to comply with this Agreement and consummate the Transactions.

Article VIII

TERMINATION

Section 8.1 Termination.

This Agreement may only be terminated and the Merger may only be abandoned at any time prior to the Effective Time:

(a) by mutual written consent of Parent and the Company;

(b) by written notice from either Parent or the Company:

(i) if any Order having the effect set forth in Section 7.1(b) shall have become final and non-appealable; provided that the right to terminate this Agreement pursuant to this Section 8.1(b) shall not be available to the Party seeking to terminate if such Party (or, in the case of Parent, Parent or Merger Sub) is in breach of, or has breached, in any material respect, any of its obligations under this Agreement required to be performed at or prior to the Effective Time, which breach has been the primary cause of such Order becoming final and non-appealable;

(ii) if the Effective Time shall not have occurred on or before May 11, 2024 (the “End Date”); provided that the End Date may be extended by mutual written agreement of Parent and the Company; provided, further, that the right to terminate this Agreement pursuant to this Section 8.1(b)(ii) shall not be available to the Party seeking to terminate if such Party (or, in the case of Parent, Parent or Merger Sub) is in breach of, or has breached, in any material respect, any of its obligations under this Agreement required to be performed at or prior to the Effective Time, which breach has been the primary cause of the failure of the Effective Time to occur on or before the End Date; or

(iii) if the Company Requisite Vote shall not have been obtained at the Shareholders Meeting duly convened therefor or at any adjournment or postponement thereof, in each case, at which a vote on the approval of this Agreement, the Merger and the other Transactions was taken;

(c) by written notice from the Company:

(i) if (x) there shall have been a breach of any representation, warranty, covenant or agreement on the part of Parent or Merger Sub contained in this Agreement, or any such representation or warranty shall be untrue, such that the conditions set forth in Section 7.3(a) or Section 7.3(b) would not be satisfied and (y) such breach or failure of condition is not curable or, if curable, is not cured prior to the earlier of (A) thirty (30) days after written notice thereof is given by the Company to Parent or (B) the End Date; provided that the Company shall not have the right to terminate this Agreement pursuant to this Section 8.1(c)(i) if the Company is then in material breach of any of its representations, warranties, covenants or agreements contained in this Agreement that would cause a condition set forth in Section 7.1 or Section 7.2 not to be satisfied;

(ii) if (A) the Board of Directors or the Special Committee effects a Change of Recommendation as a result of a Superior Proposal when permitted to do so in accordance with Section 6.3(c), (B) the Company has complied in all respects with Section 6.3 (other than immaterial non-compliance that does not adversely affect Parent or Merger Sub), and (C) substantially concurrently with or immediately after the termination of this Agreement, the Company enters into an Alternative Acquisition Agreement with respect to the Superior Proposal referred to in the foregoing clause (A); provided that the right of the Company to terminate this Agreement pursuant to this Section 8.1(c)(ii) is conditioned on and subject to the payment by the Company of the Company Termination Fee to Parent in accordance with Section 8.2(b)(i), and any purported termination pursuant to this Section 8.1(c)(ii) shall be void and of no force or effect if the Company shall not have paid the Company Termination Fee in accordance with Section 8.2(b)(i); or

(iii) if (x) the conditions set forth in Section 7.1 and Section 7.2 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions at the Closing) have been and continue to be satisfied or waived in accordance with this Agreement, (y) Parent and Merger Sub fail to consummate the Merger within five (5) Business Days of the date on which the Closing should have occurred pursuant to Section 1.2 and (z) the Company has notified Parent in writing on or prior to the end of such five (5) Business Day period confirming that (A) it is ready, willing and able to consummate the Transactions, including the Merger, and (B) all conditions set forth in Section 7.3 have been satisfied (other than those conditions that by their terms are to be satisfied at the Closing, each of which is capable of being satisfied at the Closing) or that it waives any unsatisfied conditions set forth in Section 7.3; or

(d) by written notice from Parent:

(i) if (x) there shall have been a breach of any representation, warranty, covenant or agreement on the part of the Company contained in this Agreement, or any such representation or warranty shall be untrue, such that the conditions set forth in Section 7.2(a) or Section 7.2(b) would not be satisfied and (y) such breach or failure of condition is not curable or, if curable, is not cured prior to the earlier of (A) thirty (30) days after written notice thereof is given by Parent to the Company or (B) the End Date; provided that Parent shall not have the right to terminate this Agreement pursuant to this Section 8.1(d)(i) if Parent or

Merger Sub is then in material breach of any of its representations, warranties, covenants or agreements contained in this Agreement that would cause a condition set forth in Section 7.1 or Section 7.3 not to be satisfied; or

(ii) the Board of Directors or the Special Committee shall have made, prior to obtaining the Company Requisite Vote, a Change of Recommendation.

Section 8.2 Effect of Termination.

(a) Effect of Termination Generally. In the event of the valid termination of this Agreement pursuant to Section 8.1, written notice thereof shall be given to the other Party or Parties hereto, specifying the provision hereof pursuant to which such termination is made and the basis of termination, and this Agreement shall forthwith become void and there shall be no liability or obligation on the part of any Party hereto, except as provided Section 6.6(b), Section 6.8, the expense reimbursement and indemnification provisions of Section 6.11(c), this Section 8.2, Section 8.3 and Article IX (but not Section 9.12 with respect to provisions of this Agreement that have been terminated), which shall survive such valid termination in accordance with its terms and conditions.

(b) Company Termination Fee. In the event that:

(i) this Agreement is validly terminated by the Company pursuant to Section 8.1(c)(ii), then the Company shall pay to Parent (or one or more of its designees) a fee of US$39,504,744 (the “Company Termination Fee”) prior to such termination by wire transfer of immediately available funds;

(ii) this Agreement is validly terminated by Parent pursuant to Section 8.1(d)(i) or Section 8.1(d)(ii), then the Company shall pay to Parent (or one or more of its designees) the Company Termination Fee by wire transfer of immediately available funds, such payment to be made within five (5) Business Days following the termination.

(iii) this Agreement is validly terminated by either Parent or the Company pursuant to Section 8.1(b)(ii) or Section 8.1(b)(iii) and (x) at any time after the date hereof but prior to such termination, a bona fide Acquisition Proposal shall have been publicly announced or an Acquisition Proposal shall have otherwise become publicly known or delivered to the Company, and in each case not withdrawn, and (y) prior to the twelfth (12th) month anniversary of the termination of this Agreement, the Company or any of its subsidiaries shall have entered into any acquisition agreement, merger agreement or other similar definitive agreement with respect to any Acquisition Proposal, or shall have consummated any Acquisition Proposal, then, within five (5) Business Days following the earlier of the date on which such agreement is entered into or such Acquisition Proposal is consummated, the Company shall pay to Parent the Company Termination Fee by wire transfer of immediately available funds. For the purpose of this Section 8.2(b)(iii), all references in the definition of the term Acquisition Proposal to “twenty percent (20%) or more” will be deemed to be references to “more than fifty percent (50%)”.

(c) Parent Termination Fee. In the event that this Agreement is validly terminated by the Company pursuant to Section 8.1(c)(i) or Section 8.1(c)(iii), Parent shall pay to the Company a fee of US$79,009,487 (the “Parent Termination Fee”) by wire transfer of immediately available funds, such payment to be made within five (5) Business Days of the applicable termination.

(d) Liquidated Damages; Single Payment Only. The Parties acknowledge and hereby agree that each of the Parent Termination Fee and the Company Termination Fee, as applicable, if, as and when required pursuant to this Section 8.2, shall not constitute a penalty but will be liquidated damages, in a reasonable amount that will compensate the party receiving such amount in the circumstances in which it is payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Merger, which amount would otherwise be impossible to calculate with precision. The Parties acknowledge and hereby agree that in no event shall either the Company be required to pay the Company Termination Fee or Parent be required to pay the Parent Termination Fee, as the case may be, on more than one occasion.

(e) Payment; Default. Each of the Company, Parent and Merger Sub acknowledges that the agreements contained in this Section 8.2 are an integral part of the Transactions and that, without these agreements, the Parties would not enter into this Agreement. If the Company fails to timely pay an amount due pursuant to Section 8.2(b), or Parent fails to timely pay an amount due pursuant to Section 8.2(c), the Company shall pay to Parent, or Parent shall pay to the Company, its reasonable and documented out-of-pocket costs and expenses (including reasonable and documented out-of-pocket attorneys’ fees and the reasonable and documented out-of-pocket fees and expenses of any expert or consultant engaged by Parent or the Company (as applicable)) in connection with the collection and enforcement of this Section 8.2, together with interest on the unpaid amount of such payment from the date such payment was required to be made until the date of payment at the prime rate as published in The Wall Street Journal, Eastern Edition in effect on the date of such payment. Such collection expenses shall not otherwise diminish in any way the payment obligations hereunder.

(f) Sole Remedy.

(i) Notwithstanding anything to the contrary in this Agreement, if the Company fails to effect the Closing for any reason or no reason or otherwise breaches this Agreement (whether willfully (including a Willful Breach), intentionally, unintentionally or otherwise) or fails to perform hereunder (whether willfully (including a Willful Breach), intentionally, unintentionally or otherwise), then, except for the right to seek specific performance in accordance with and subject to the terms and conditions of Section 9.12, Parent’s right to terminate this Agreement and receive the Company Termination Fee pursuant to Section 8.2(b) and, if and to the extent applicable, the costs and expenses of Parent pursuant to Section 8.2(e), shall be the sole and exclusive remedies (whether at law, in equity, in contract, in tort or otherwise) of Parent Related Parties and Lender Related Parties against the Company and its subsidiaries, any of their respective former, current or future general or limited partners, shareholders, controlling Persons, managers, members, directors, officers, employees, Affiliates, representatives, agents or any of their respective assignees or successors or any former, current or future general or limited partner, shareholder, controlling Person, manager, member, director, officer, employee, Affiliate, representative, agent, assignee or successor of any of the foregoing (collectively, “Company Related Parties”) for any loss or damage suffered as a result of the failure of the Merger and the other Transactions to be consummated or for a breach of, or failure to perform under, this Agreement or any certificate or other document delivered in connection herewith or otherwise or in respect of any representation made or alleged to have been made in connection herewith or therewith (in each case, whether willfully (including a Willful Breach), intentionally, unintentionally or otherwise); provided, that in no event shall Company Related Parties be subject to monetary damages in excess of the aggregate amount of (A) the Company Termination Fee, and (B) any costs, expenses, interest and other amounts payable pursuant to Section 8.2(e). If this Agreement is terminated pursuant to Section 8.1, other than the remedies described in this Section 8.2(f)(i), neither the Company nor any Company Related Party shall have any further liability or obligation (whether in tort, contract or otherwise), whether by or through attempted piercing of the corporate (or limited liability company or limited partnership) veil, by or through a claim against any other Company Related Party, in each case, to Parent, Merger Sub or any Parent Related Party and each of Parent and Merger Sub covenants and agrees that it shall not institute, and shall cause its directors, officers and subsidiaries and direct its other Representatives, Affiliates and other Parent Related Parties not to institute, an Action to seek recourse for such further liability or obligation.

(ii) Notwithstanding anything to the contrary in this Agreement, if Parent or Merger Sub fails to effect the Closing for any reason or no reason or otherwise breaches this Agreement (whether willfully (including a Willful Breach), intentionally, unintentionally or otherwise) or fails to perform hereunder (whether willfully (including a Willful Breach), intentionally, unintentionally or otherwise), then, except for the right to seek specific performance in accordance with and subject to the terms and conditions of Section 9.12 and the Company’s third-party beneficiary rights and the Company’s right to seek specific performance in accordance with and subject to the terms and conditions of the Equity Commitment Letters and the Support Agreements, (x) the Company’s right to terminate this Agreement and receive the Parent Termination Fee pursuant to Section 8.2(c), and, if and to the extent applicable, the costs and expenses of the Company or other amounts pursuant to Section 6.11(c) and Section 8.2(e), and (y) the Company’s rights under the Limited Guaranties, shall be the sole and exclusive remedies (whether at law, in equity, in contract, in tort or otherwise) of the Company Related Parties against Parent, Merger Sub, the Investors, the Sponsors, the Guarantors or other Related Persons (as defined in the Limited Guaranties) (each a “Parent Related Party”) or any Debt Financing Source under the Debt Financing (or any Replacement Debt Financing or Alternative Financing) and any of their respective Affiliates (other than Parent, Merger Sub or the Guarantors) (a “Lender Related Party”) for any loss or damage suffered as a result of the failure of the Merger and the other Transactions to be consummated, or for a breach of, or failure to perform under, this Agreement or any certificate or other document delivered in connection herewith or otherwise or in respect of any representation made or alleged to have been made in connection herewith or therewith (in each case, whether willfully (including a Willful Breach), intentionally, unintentionally or otherwise); provided that in no event shall the Parent Related Parties be subject to monetary damages in excess of the aggregate amount of (A) the Parent Termination Fee, (B) any costs, expenses, interest and other amounts payable pursuant to Section 6.11(c) and Section 8.2(e) and (C) to the extent applicable, such other amounts payable under the Limited Guaranties. If this Agreement is terminated pursuant to Section 8.1, other than the remedies described in this Section 8.2(f)(ii), no Parent Related Party or Lender Related Party shall have any further liability or obligation (whether in tort, contract or otherwise), whether by or through attempted piercing of the corporate (or limited liability company or limited partnership) veil, by or through a claim against Guarantors or any other Parent Related Party or Lender Related Party, in each case to the Company or any Company Related Party, and the Company covenants and agrees that it shall not institute, and shall cause its directors, officers and subsidiaries and direct its other Representatives, Affiliates and other Company Related Parties not to institute, an Action to seek recourse for such further liability or obligation.

Section 8.3 Expenses. Except as otherwise specifically provided herein, each Party shall bear its own expenses in connection with this Agreement and the Transactions.

Article IX

GENERAL PROVISIONS

Section 9.1 Non-Survival of Representations, Warranties, Covenants and Agreements. None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time. None of the covenants or agreements of the Parties in this Agreement shall survive the Effective Time, except for (a) the covenants and agreements contained in this Article IX, Article II, Section 6.9 and Section 6.10, and (b) those other covenants and agreements contained herein that by their terms apply or are to be performed in whole or in part after the Effective Time, which shall survive the Effective Time until fully performed.

Section 9.2 Modification or Amendment. Subject to the provisions of applicable Law, at any time prior to the Effective Time, the Parties may modify or amend this Agreement by written agreement, executed and delivered by duly authorized officers of the respective Parties; provided that the Company may only take such action with the approval of the Special Committee; provided further that after receipt of the Company Requisite Vote, no amendment may be made to this Agreement that would require further approval by the shareholders of the Company pursuant to the CICA or the Memorandum and Articles of Association without such further approval. No amendments or modifications to the provisions of which the Lender Related Parties or Parent Related Parties are expressly made third-party beneficiaries pursuant to Section 9.8 shall be permitted in a manner materially adverse to any such Lender Related Party or Parent Related Party without the prior written consent of such Lender Related Party or Parent Related Party (which shall not be unreasonably withheld, conditioned or delayed).

Section 9.3 Waiver. At any time prior to the Effective Time, any Party hereto may (a) extend the time for the performance of any of the obligations or other acts of the other Parties,

(b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (c) subject to the requirements of applicable Law, waive compliance with any of the agreements or conditions contained herein; provided that the Company may only take such action with the approval of the Special Committee. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the Party or Parties to be bound thereby and specifically referencing this Agreement. The failure of any Party to assert any rights or remedies shall not constitute a waiver of such rights or remedies, nor shall any single or partial exercise thereof preclude any other or further exercise of any other right or remedy hereunder.

Section 9.4 Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given when delivered in person or sent by courier or sent by registered post or sent by electronic mail to the intended recipient thereof at its address or at its email address set out below (or to such other address or email address as a party may from time to time notify the other parties). Any such notice, request, claim, demand and other communication shall be deemed to have been duly served (a) if given personally or sent by courier, upon delivery during normal business hours at the location of delivery or, if later, then on the next Business Day after the day of delivery; (b) if sent by electronic mail during normal business hours at the location of delivery, immediately, or, if later, then on the next Business Day after the day of delivery; (c) the third Business Day following the day sent by reputable international overnight courier (with written confirmation of receipt), and (d) if sent by registered post, five days after posting.

(a) if to Parent or Merger Sub:

c/o Bain Capital Private Equity (Asia), LLC

Suite 2501, Level 25,

One Pacific Place, 88 Queensway,

Admiralty, Hong Kong
Attention: Jonathan Zhu

Drew Chen

Bart Gombert
Email: jzhu@baincapital.com

dchen@baincapital.com

bgombert@baincapital.com

with an additional copy (which shall not constitute notice) to:

Kirkland & Ellis
26th Floor, Gloucester Tower, The Landmark, 15 Queen’s Road Central, Hong Kong
Attention: Gary Li

Sarkis Jebejian

Min Lu
Email: gary.li@kirkland.com

sarkis.jebejian@kirkland.com

min.lu@kirkland.com

(b) if to the Company:

Chindata Group Holdings Limited
Address: No.47 Laiguangying East Road, Chaoyang District, Beijing, China
Attention 1: Mr. Dongning Wang
Email: dongning.wang@chindatagroup.com

Attention 2: Ms. Ximeng Wang

Email: ximeng.wang@chindatagroup.com

with an additional copy (which shall not constitute notice) to:

Gibson, Dunn & Crutcher

32/F, Gloucester Tower, The Landmark, 15 Queen’s Road Central, Hong Kong
Attention: Brian Schwarzwalder
Email: BSchwarzwalder@gibsondunn.com

Gibson, Dunn & Crutcher

32/F, Gloucester Tower, The Landmark, 15 Queen’s Road Central, Hong Kong
Attention: Qi Yue
Email: QYue@gibsondunn.com

(c) if to the Special Committee, addressed to it care of the Company, with a copy (which shall not constitute notice) to:

Gibson, Dunn & Crutcher

32/F, Gloucester Tower, The Landmark, 15 Queen’s Road Central, Hong Kong
Attention: Brian Schwarzwalder
Email: BSchwarzwalder@gibsondunn.com

Gibson, Dunn & Crutcher

32/F, Gloucester Tower, The Landmark, 15 Queen’s Road Central, Hong Kong
Attention: Qi Yue
Email: QYue@gibsondunn.com

Section 9.5 Certain Definitions.

(a) Defined Terms. For purposes of this Agreement:

“Acceptable Confidentiality Agreement” means a confidentiality agreement with terms no less restrictive than those contained in the Confidentiality Agreement (except for such changes specifically necessary in order for the Company to be able to comply with its obligations under this Agreement);

“Action” means any action, cause of action, claim, demand, litigation, suit, investigation, arbitration or other similar proceeding of any nature, civil, criminal, regulatory, administrative or otherwise, whether in equity or at law, in contract, tort or otherwise before any Governmental Entity;

“Affiliate” means, with respect to any Person, (i) any other Person directly or indirectly, controlling, controlled by, or under common control with, such Person; (ii) with respect to any natural person, shall also include any member of the immediate family of such natural person; provided that prior to the Closing, the Parent Parties shall not be deemed to be Affiliates of the Company and/or any of the Company’s subsidiaries and vice versa;

“Anti-Corruption Laws” means any provision of the U.S. Foreign Corrupt Practices Act of 1977 (as amended), the UK Bribery Act of 2010, any applicable anti-corruption Laws of the PRC (including the Criminal Law of the PRC passed by the National People’s Congress on July 1, 1979 (as amended), the Law of the PRC for Countering Unfair Competition passed by the National People’s Congress on September 2, 1993 (as amended) and the Interim Provisions Prevention of Commercial Bribery passed by the State Administration for Industry and Commerce of the PRC on November 15, 1996), the Prevention of Bribery Ordinance of Hong Kong, the Banking Ordinance of Hong Kong and the Independent Commission Against Corruption Ordinance of Hong Kong, or any other similar applicable Law that prohibits corruption or bribery and regulate record keeping and internal controls;

“Bain Shareholders” means, collectively, BCPE Bridge Cayman, L.P., a Cayman Islands exempted limited partnership, and BCPE Stack Holdings, L.P., a Cayman Islands exempted limited partnership;

“Business Day” means any day other than a Saturday or Sunday and other than a day on which banks are required or authorized to close in the Cayman Islands, the PRC, Hong Kong or the City of New York, New York;

“Code” means the U.S. Internal Revenue Code of 1986;

“Company Data” means trade secrets and confidential information included in Company Intellectual Property, and Personal Data Processed by, for or on behalf of the Company or any of its subsidiaries;

“Company Equity Award” means any Company Option or other award payable or settled in Company Securities or whose value is derivative of, or determined with reference to, the value of Company Securities, whether granted pursuant to the Company Share Plan or otherwise;

“Company Option” means each outstanding option to purchase Shares issued pursuant to the Company Share Plan;

“Company Securities” means the Equity Securities of the Company, including the Shares;

“Company Share Plan” means the Chindata 2020 Share Option Plan adopted by the Company and effective as of January 1, 2020 (as amended from time to time);

“Company Systems” means all computerized, automated, information technology or similar systems, platforms and networks owned, used or held for use by, for, or on behalf of the Company or any of its subsidiaries, including Software, hardware, data processing and storage, record keeping, communications, telecommunications, network equipment, peripherals, data centers, information technology, mobile and other platforms, and data and information contained in or transmitted by any of the foregoing, together with documentation relating to any of the foregoing;

“Contract” means any contract, subcontract, note, bond, mortgage, indenture, lease, license, sublicense or other agreement or instrument;

“control” (including the terms “controlling”, “controlled”, “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of a Person, whether through the ownership of voting securities, by contract or otherwise; for the avoidance of doubt, such power or authority shall conclusively be presumed to exist by possession of (i) the beneficial ownership or power to direct the vote of more than fifty percent (50%) of the votes entitled to be casted at a meeting of the members or shareholders of such Person, or (ii) the power to appoint or elect a majority of the members of the board of directors of such Person;

“Controlled Entities” means the VIE Entities, and their respective subsidiaries;

“Control Documents” means the documents set forth in Section 3.10(a)(vii) of Company Disclosure Letter;

“Data Center” means the data centers owned, operated or being constructed by the Company or one of its subsidiaries;

“Data Privacy and Security Requirements” mean (i) the Company’s and its subsidiaries’ current internal and posted policies and procedures with respect to privacy, Personal Data, data and information system security; (ii) applicable Laws relating to the Processing or protection of Personal Data, privacy or data security;

“Debt Financing Sources” means the lenders party to the Debt Financing Commitments (as so amended, replaced, supplemented or modified by Replacement Debt Financing or Alternative Financing, if applicable), any Person who signs a joinder to, or other definitive documentation with respect to, the Debt Financing Commitments (as so amended, replaced, supplemented or modified by any Replacement Debt Financing or Alternative Financing, if applicable) and any Person that provides, or in the future enters into any Debt Financing Commitments (as so amended, replaced, supplemented or modified by any Replacement Debt Financing or Alternative Financing, if applicable) to provide, any of the Debt Financing (or the Replacement Debt Financing or Alternative Financing, if applicable), any of such Person’s Affiliates and any of such Person’s or any of its Affiliates’ respective current, former or future officers, directors, employees, agents, representatives, shareholders, limited partners, managers, members or partners, other than in each case Parent, Merger Sub or Guarantors;

“Equity Securities” means, with respect to any Person, (i) shares of capital stock, voting securities, or other equity or ownership interests of such Person, (ii) securities of such Person convertible into, exercisable for, or exchangeable for shares of capital stock, voting securities or other equity or ownership interests of such Person, (iii) subscriptions, options, restricted shares, restricted share units, stock appreciation rights, performance shares, contingent value rights, warrants, convertible debts, convertible instruments, calls, phantom stock or other similar rights, agreements, or commitments of any character to acquire from such Person, or obligations of such Person to issue or sell, any issued or unissued shares of capital stock, voting securities, or other equity or ownership interests or securities convertible into, exercisable for, or exchangeable for, or giving any Person a right to subscribe for or acquire, any shares of capital stock, voting securities or other equity or ownership interests of such Person, (iv) bonds, debentures, notes or other indebtedness of such Person having the right to vote (or convertible into, exercisable for, or exchangeable for shares of capital stock, voting securities or other equity or ownership interests of such Person having the right to vote) on any matters on which shareholders of such Person may vote, or (v) securities or rights issued by such Person, in each case, that are derivative of, or provide economic benefit based on the value of, shares of capital stock, voting securities or other equity or ownership interests of such Person;

“Excluded Shares” means, collectively, (i) the Rollover Shares, (ii) any other Shares (including Shares represented by ADSs) held by Parent, Merger Sub, the Company or any of their subsidiaries, and (iii) any Shares (including ADSs corresponding to such Shares) held by the Company or the Depositary and reserved for issuance and allocation pursuant to the Company Share Plan;

“Ex-Im Laws” means all U.S. and non-U.S. Laws relating to export, reexport, transfer, and import controls, including the Export Administration Regulations, the International Traffic in Arms Regulations, and the customs and import Laws administered by U.S. Customs and Border Protection;

“GAAP” means the generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as may be approved by a significant segment of the accounting profession in the United States, in each case, as applicable, as of the time of the relevant financial statements referred to herein;

“Governmental Entity” means any foreign, domestic, federal, territorial, state or local governmental authority of any nature (including any government or any governmental agency, instrumentality, court, tribunal or commission, or any subdivision, department or branch of any of the foregoing) or body exercising, or entitled to exercise, any administrative, executive, judicial, legislative, police, regulatory or taxing authority, including any stock exchange;

“Hong Kong” means the Hong Kong Special Administrative Region;

“Intellectual Property” means all of the following in any jurisdiction in the world: (i) inventions, whether patentable or not, and all patents and patent applications, together with all reissuances, continuations, continuations-in-part, divisions, revisions, extensions, and reexaminations thereof; (ii) copyrights, copyrightable works, works of authorship, content, moral rights, and data and database rights; (iii) Software; (iv) trademarks, service marks, certification marks, domain names, corporate names, trade names, logos, designs, brands, rights to social media accounts, trade dress, other indicia of source, origin or quality, and the goodwill of the business symbolized by any of the foregoing; (v) know-how, trade secrets, and confidential information; (vi) rights in and to Personal Data, privacy rights, data protection rights, and rights of publicity; (vii) registrations, applications and renewals related to any of the foregoing; and (viii) all other intellectual property, industrial property and proprietary rights of any kind or nature;

“Investor” means each of (i) BCPE Chivalry Newco, L.P., (ii) the Bain Shareholders, (iii) BCPE Stack ESOP Holdco Limited, (iv) Bridge Management L.P., (v) Bain Capital Distressed and Special Situations 2016 (A), L.P., (vi) Bain Capital Distressed and Special Situations 2016 (B Master), L.P., (vii) Bain Capital Distressed and Special Situations 2016 (EU Master), L.P., (viii) Bain Capital Distressed and Special Situations 2016 (F), L.P., (ix) BCC SSA I, LLC, (x) Bain Capital Credit Managed Account (Blanco), L.P., (xi) Boloria Investments Holdings, B.V., (xii) Zeta Cayman Limited, (xiii) Mr. Chengyan Liu, and (xiv) Keppel Funds Investment Pte. Ltd.;

“knowledge” means, with respect to the Company, the actual knowledge of any of the individuals listed in Section 9.5(a) of the Company Disclosure Letter, and with respect to Parent or Merger Sub, the actual knowledge of any of the individuals listed in Section 9.5(a) of the Parent Disclosure Letter.

“Law” means any federal, state, local, municipal, foreign or other law, act, statute, constitution, principle of common law, ordinance, code, decree, Order, rule, regulation or requirement issued, enacted, adopted, promulgated, implemented or otherwise having the force of law or Orders of any Governmental Entity;

“Lease” means any and all leases, subleases, licenses, concessions, sale/leaseback arrangements or similar arrangements and other occupancy agreements (written or oral) pursuant to which the Company or any of its subsidiaries holds any Leased Real Property, including the right to all security deposits and other amounts and instruments deposited by or on behalf of the Company or any of the Company’s subsidiaries thereunder;

“Leased Real Property” means the real property leased, subleased, licensed or otherwise occupied by the Company or any of its subsidiaries as tenant, sublessee, licensee or occupier, together with, to the extent leased by the Company or any of its subsidiaries, all buildings and other structures, facilities or improvements currently or hereafter located thereon, all fixtures, systems and equipment affixed thereto and all easements, licenses, rights, hereditaments and appurtenances relating to the foregoing;

“Licenses” means permits, licenses, authorizations, exemptions, orders, consents, approvals and franchises from Governmental Entities that are required for the Company and its subsidiaries to conduct their respective businesses and own, lease, operate and develop their respective assets and properties as being conducted, owned, leased, operated, developed as of the date hereof (including with respect to the development, construction, use and operations of the Data Centers), including the following: (i) environmental protection approval (环评批复), (ii) the filings of the Data Center project with local development and reform authority and/or local economy and information technology authority (数据中心项目发改/经信部门备案), (iii) energy conservation review opinion (节能审查意见), (iv) power supply approval (供电批复), (v) land use right certificate (土地使用权证), (vi) construction land planning approval (建设用地规划许可证), (vii) project planning approval (建设工程规划许可证), (viii) construction work commencement permit (施工许可证 ), (ix) certificate of completion of fire inspection (消防验收意见), (x) energy conservation acceptance report (节能验收报告), (xi) environmental protection acceptance report (环保验收报告), (xii) construction project acceptance report/filing form (建设项目竣工验收报告/备案表), or (xiii) value-added telecommunications business permit (增值电信业务经营许可证);

“Liens” means any security interest, pledge, hypothecation, mortgage, lien (including environmental and Tax liens), violation, charge, lease, license, covenant not to sue or use, encumbrance, servient easement, adverse claim, reversion, reverter, preferential arrangement, restrictive covenant, condition or restriction of any kind, including any right of first refusal, right of first offer, call option, and any other restriction on the use, voting, transfer, receipt of income or other exercise of any attributes of ownership;

“Malicious Code” means any (i) “back door,” “drop dead device,” “time bomb,” “Trojan horse,” “virus,” “ransomware,” or “worm” (as such terms are commonly understood in the software industry), or (ii) other code designed or intended to have, or capable of performing, any of the following functions: (A) disrupting, disabling, harming, interfering with or otherwise impeding in any manner the operation of, or providing unauthorized access to, a system (including any Company System) on which such code is stored or installed; or (B) damaging or destroying any data or file without the user’s consent;

“Material Adverse Effect” means any event, development, change, effect or occurrence that, individually or in the aggregate with all other events, developments, changes, effects or occurrences, (1) would, or would reasonably be expected to have, a material adverse effect on the business, results of operation or financial condition, or assets of the Company and its subsidiaries, taken as a whole, provided that, no events, developments, changes, effects or occurrences relating to, arising out of or in connection with or resulting from any of the following shall be taken into account in determining whether a Material Adverse Effect has occurred or is reasonably expected to occur: (i) general changes or developments in the economy or the financial, debt, capital, credit or securities markets in the United States, the PRC or elsewhere in the world in which the Company or its subsidiaries have material operations, including as a result of changes in geopolitical conditions, (ii) general changes or developments in the industries in which the Company or its subsidiaries operate, to the extent such changes or developments are occurring in the applicable geographic markets in which the Company or its subsidiaries operate, (iii) the execution and delivery of this Agreement or the public announcement or pendency of the Merger or the other Transactions, the public announcement or disclosure of or performance of this Agreement or the Transactions, the pendency or consummation of the Transactions, or the identity of the parties hereto, including any impact thereof on relationships, contractual or otherwise, with customers, employees, suppliers, distributors, providers, contractors, lenders, investors, partners of the Company or any of its subsidiaries, (iv) changes in any applicable Laws or regulations or applicable accounting regulations or principles or interpretation or enforcement thereof, (v) any hurricane, tornado, earthquake, flood, tsunami, natural or man-made disaster, act of God, escalation of hostilities or war (whether or not declared), military actions or any act of sabotage or terrorism, or national or international political or social conditions, epidemics, pandemic (including COVID-19) or other public health crises, other comparable events or outbreak, (vi) any decline in the market price or trading volume of the Shares or ADSs or the credit rating of the Company (provided, that the facts, circumstances, developments, events, changes, effects or occurrences giving rise to or contributing to such decline may be deemed to constitute, or be taken into account in determining whether there has been or would reasonably be expected to be, a Material Adverse Effect), (vii) any failure by the Company to meet any published analyst estimates or expectations of the Company’s revenue, earnings or other financial performance or results of operations for any period, in and of itself, or any failure by the Company to meet its internal or published projections, budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations (provided, that the facts, circumstances, developments, events, changes, effects or occurrences giving rise to or contributing to such decline may be deemed to constitute, or be taken into account in determining whether there has been or would reasonably be expected to, a Material Adverse Effect), (viii) actions or omissions of the Company or any of its subsidiaries taken that are required by this Agreement or with the written consent or at the written request of Parent, Merger Sub or the Bain Shareholders, (ix) any change or prospective change in the Company’s credit ratings or credit rating outlook, (x) changes or developments in or affecting regional, domestic or any foreign interest or exchange rates, (xi) any Action threatened, made or brought by any of the current or former shareholders of the Company (or on their behalf or on behalf of the Company) against the Company or any of its directors, officers or employees arising out of this Agreement or the Merger, or (xii) any breach of the Transaction Documents by Parent, Merger Sub or any other party thereunder (other than the Company); except in the cases of clauses (i), (ii), (iv) or (v), to the extent that the Company and its subsidiaries, taken as a whole, are disproportionately affected thereby as compared with other participants in the same industries and geographic markets in which the Company and its subsidiaries operate (in which case solely the incremental disproportionate impact or impacts may be taken into account in determining whether there has been or would reasonably be expected to be a Material Adverse Effect); or (2)

would, or would reasonably be expected to, prevent, materially delay or materially impede the consummation by the Company of the Merger;

“NASDAQ” means the Nasdaq Global Select Market;

“OFAC” means the U.S. Department of Treasury Office of Foreign Assets Control;

“Off-the-Shelf Software Licenses” means licenses granted to the Company and its subsidiaries to use, copy, access or distribute the object code of any commercially available, off-the-shelf software or to use any generally commercially available service, including click wrap, click through, shrink wrap, and off-the-shelf licenses, in each case, where payments by Company or any of its subsidiaries under such licenses have been (and are reasonably expected to be) less than US$200,000 per year;

“Open Source Software” means all Software that is distributed as “free software,” “open source software” or under a similar licensing or distribution model or any other license described by the Open Source Initiative as set forth anywhere on www.opensource.org or that otherwise conditions any rights granted in such license upon the disclosure, distribution or licensing of any other Software or the grant of a license to any patent;

“Order” means any Law, order, judgment, injunction, award, decision, determination, stipulation, ruling, subpoena, writ, decree or verdict enacted, issued, promulgated, enforced or entered by or with any Governmental Entity;

“Organizational Documents” means the articles of association, articles of incorporation, certificate of incorporation, memorandum of association, charter, bylaws, articles of formation, certificate of formation, operating agreement, certificate of limited partnership, partnership agreement, exempted limited partnership agreement, limited liability company agreement and all other similar documents, instruments or certificates executed, adopted or filed in connection with the creation, formation or organization of a Person, including any amendments thereto;

“Owned Real Property” means all land, together with all buildings, structures, improvements and fixtures located thereon, and all easements and other rights and interests appurtenant thereto, owned by the Company or any subsidiary of the Company;

“Permitted Liens” means (i) statutory liens securing payments not yet due and payable as of the Closing Date, including liens of lessors pursuant to the terms of any lease, (ii) easements, covenants and rights of way and other similar restrictions of record affecting title to real property, and zoning, building and other similar restrictions, in each case that do not adversely affect in any material respect the current use or occupancy of the applicable property owned, leased, used or held for use in the operation of the business of the Company or any of its subsidiaries conducted thereon, (iii) Taxes, assessments and other governmental levies, fees or charges which are not due and payable as of the Closing Date or which are being contested in good faith by appropriate proceeding and for which adequate reserves have been provided in accordance with GAAP, (iv) pledges or deposits made in the ordinary course of business consistent with past practices to secure obligations under workers’ compensation, unemployment insurance, social security, retirement and similar Laws or similar legislation or to secure public or statutory obligations (for the avoidance of doubt, other than liens securing indebtedness for borrowed money), (v) mechanics’, carriers’, workmen’s, repairmen’s or other like encumbrances arising or incurred in the ordinary course of business consistent with past practices for amounts which are not yet past due or which are being contested by appropriate proceedings, (vi) non-exclusive licenses, non-disclosure agreements or covenants not to sue of Intellectual Property granted by the Company or its subsidiaries in the ordinary course of business; (vii) Liens imposed by applicable Law; and (viii) Liens securing indebtedness, obligations or liabilities that are reflected in the SEC Reports filed or furnished prior to the date hereof, or have otherwise been disclosed to Parent or Merger Sub or any of their Affiliates as of the date of this Agreement;

“Person” means an individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, unincorporated organization, other entity or group (as defined in Section 13(d)(3) of the Exchange Act), including, for the avoidance of doubt, any group of Persons;

“Personal Data” means any data or information that (i) can be used to identify a particular natural person, household or device or (ii) is otherwise protected by or subject to any privacy or data security Laws;

“PRC” means the People’s Republic of China, but solely for purposes of this Agreement, excluding Hong Kong, the Macau Special Administrative Region and Taiwan;

“Processing” (or “Process”) means processing, collection, acquisition, recording, organization, storage, use, handling, alteration, modification, transmission, provision, disclosure, sharing, access, use, retrieval, transfer, encryption, destruction or disposal of any data or information;

“Representatives” of a Person means such Person’s officers, directors, employees, accountants, consultants, legal counsel, financial or other advisors, agents and other representatives;

“Required Information” means (i) audited consolidated financial statements of the Company consisting of balance sheets as of the last date of each of the three (3) fiscal years of the Company ended at least ninety (90) days prior to the Closing Date and statement of comprehensive earnings and statements of shareholders’ equity and cash flows for each of the three (3) fiscal years of the Company ended at least ninety (90) days prior to the Closing Date, (ii) unaudited consolidated financial statements of the Company consisting of balance sheets and statement of comprehensive earnings and statement of cash flows as of the last day of and for the most recently completed fiscal quarter ended at least forty-five (45) days before the Closing Date, other than with respect to any quarter-end that is also a fiscal year-end and (iii) any financial and other pertinent financial or other information regarding the Company or any of its Affiliates as may be reasonably requested by Parent or Merger Sub, including all financial statements and projections and other pertinent information required by the Debt Financing (or any Replacement Debt Financing or Alternative Financing) and all financial statements, pro forma financial information, financial data, audit reports and other information of the type required in connection with the Debt Financing (or any Replacement Debt Financing or Alternative Financing) and the Transactions customary for the placement, arrangement or syndication of loans or distribution of debt contemplated by the Debt Financing (or any Replacement Debt Financing or Alternative Financing);

“RMB” means the lawful currency of the PRC;

“Rollover Shares” means Shares that qualify as “Rollover Shares” under the Support Agreements;

“Sanctioned Country” means any country or region that is the subject or target of a comprehensive embargo under Sanctions Laws (including Cuba, Iran, North Korea, Syria, Venezuela, and the Crimea, Donetsk, and Luhansk regions of Ukraine);

“Sanctioned Person” means any individual or entity that is the subject or target of sanctions or restrictions under Sanctions Laws or Ex-Im Laws, including: (i) any individual or entity listed on any applicable U.S. or non-U.S. sanctions- or export-related restricted party list, including OFAC’s Specially Designated Nationals and Blocked Persons; (ii) any entity that is, in the aggregate, fifty percent (50%) or greater owned, directly or indirectly, or otherwise controlled by a Person or Persons described in clause (i); or (iii) any national of a Sanctioned Country;

“Sanctions Laws” means all U.S. and non-U.S. Laws relating to economic or trade sanctions, including, without limitation, the Laws administered or enforced by the United States (including by OFAC or the U.S. Department of State), and the United Nations Security Council;

“Security Incident” means any (i) breach of security, phishing incident, ransomware or malware attack involving, or unauthorized use of, or access to, any Company Systems, or (ii) incident in which any Personal Data in the Company’s or its subsidiaries’ possession or under its or their control or any Company Data was Processed in an unauthorized or illegal manner;

“Software” means any software of any type, including computer programs, applications, architectures, libraries, firmware, and middleware, software development kits, libraries, tools, interfaces, and software implementations of algorithms, models and methodologies, in each case, whether in source code or object code, together with all intellectual property, industrial property and proprietary rights in and to any of the foregoing;

“Sponsor” means each of Bain Capital Asia Fund V, L.P. and Keppel Funds Investment Pte. Ltd.;

“subsidiary” or “subsidiaries” means, with respect to any Person, each other Person in which the first Person (A) owns, directly or indirectly, share capital or other equity interests representing at least a majority of the outstanding voting stock or other equity interests (including through any contractual arrangement), (B) holds, directly or indirectly, the right to at least a majority of the economic interests, including interests held through a variable-interest-entity structure or other similar contractual arrangements (including the Control Documents), and (C) has a relationship such that the financial statements of the other Person may be consolidated into the financial statements of the first Person under applicable accounting conventions. For the avoidance of doubt, for purposes of this Agreement, (i) each branch office of any subsidiary of the Company, whether registered or not as required by the applicable laws of the jurisdiction of its operation, shall be deemed as a subsidiary of the Company and (ii) neither the Company nor any of its subsidiaries shall be deemed to be a subsidiary of any of the Investors, the Sponsors, the Guarantors or any of their respective Affiliates prior to the Effective Time.;

“Third-Party Components” means, with respect to Company Intellectual Property, all material Software that is not exclusively owned by the Company or one of its subsidiaries that is used in, incorporated into, combined with, linked with, distributed with, provided to any Person in connection with, or otherwise made available to consumers with or through Company Intellectual Property;

“Transaction Documents” means, collectively, this Agreement, the Confidentiality Agreement, the Limited Guaranties, the Financing Commitments, the Support Agreements and any other agreement or document contemplated thereby or any document or instrument delivered in connection hereunder or thereunder;

“United States” or “U.S.” means the United States of America;

“USD” or “US$” means the lawful currency of the United States;

“VIE Entities” means the variable interest entities, including Sitan (Beijing) Data Science and Technology Co., Ltd. (思探（北京）数据科技有限公司) and Hebei Qinshu Information Science and Technology Co., Ltd. (河北秦数信息科技有限公司);

“WFOE” means the wholly foreign-owned enterprises of the Company, including Suzhou Stack Data Technology Co., Ltd. (苏州思达歌数据科技有限公司) and Hebei Stack Data Technology Investment Co., Ltd. (河北思达歌数据科技投资有限公司); and

“Willful Breach” means (i) with respect to any breaches or failures to perform any of the covenants or other agreements contained in this Agreement, a material breach that is a consequence of an act or failure to act undertaken by the breaching Party with actual or constructive knowledge (which shall be deemed to include knowledge of facts that a Person acting reasonably should have, based on reasonable due inquiry) that such Party’s act or failure to act would, or would reasonably be expected to, result in or constitute a breach of this Agreement or (ii) fraud.

(b) Other Defined Terms. The following terms have the meanings set forth in the Sections set forth below:

Defined Term	Section
Acquisition Proposal	Section 6.3(g)(i)
ADS	Section 2.1(b)
Adverse Effect on Financing	Section 6.11(a)
Agreement	Preamble
Alternative Acquisition Agreement	Section 6.3(a)(i)(D)
Alternative Financing	Section 6.11(a)
Applicable Date	Section 3.8(a)
Bankruptcy and Equity Exception	Section 3.5(a)
Board of Directors	Recitals
Book-Entry Shares	Section 2.3(b)
Cash Financing	Section 4.7(a)
CICA	Recitals
Certificates	Section 2.3(b)(i)
Change of Recommendation	Section 6.2(b)
Change Notice	Section 6.3(c)(ii)
Class A Share	Section 2.1(a)
Class B Share	Section 2.1(a)
Closing	Section 1.2
Closing Date	Section 1.2
Company	Preamble
Company Disclosure Letter	Article III
Company Employees	Section 3.14(a)
Company Intellectual Property	Section 3.20(a)
Company Plan	Section 3.14(a)
Company Related Parties	Section 8.2(f)(i)
Company Requisite Vote	Section 3.5(c)
Company Termination Fee	Section 8.2(b)(i)
Confidentiality Agreement	Section 6.6(b)
Consent Solicitation	Section 6.19(b)
Continuing Employee	Section 6.9(a)
CS Facility	Section 6.19(c)
Debt Financing	Section 4.7(a)
Debt Financing Commitments	Section 4.7(a)
Deposit Account	Section 6.20
Deposit Agreement	Section 2.6
Depositary	Section 2.6
Dissenter Rights	Section 2.1(d)
Dissenting Shares	Section 2.1(d)
Dissenting Shareholders	Section 2.1(d)
Effective Time	Section 1.3
End Date	Section 8.1(b)(ii)
Environmental Laws	Section 3.21
Equity Commitment Letters	Section 4.7(a)

Equity Financing	Section 4.7(a)
Equity Financing Commitments	Section 4.7(a)
ERISA	Section 3.14(a)
Exchange Act	Section 3.6(b)
Exchange Fund	Section 2.3(a)
Existing Agent	Section 6.19(c)
Existing Borrower	Section 6.19(c)
Existing Facility Agreement	Section 6.19(c)
Financial Advisor	Section 3.22
Financing	Section 4.7(a)
Financing Commitments	Section 4.7(a)
FX Conversion	Section 6.20
Guarantor/Guarantors	Recitals
Indemnified Parties	Section 6.10(a)
Indemnification Agreements	Section 6.10(c)
Indenture	Section 6.19(a)
Intervening Event Notice	Section 6.3(d)
Intervening Event Notice Period	Section 6.3(d)
Lender Related Party	Section 8.2(f)(ii)
Limited Guaranty/Limited Guaranties	Recitals
Material Contract	Section 3.11(a)
Memorandum and Articles of Association	Section 3.2
Merger	Recitals
Merger Consideration	Section 2.3(a)
Merger Sub	Preamble
Notes	Section 6.19(a)
Notice Period	Section 6.3(c)(ii)
Offers to Purchase	Section 6.19(b)
Offers and Consent Solicitation	Section 6.19(b)
Parent	Preamble
Parent Disclosure Letter	Article IV
Parent Material Adverse Effect	Section 7.3(a)
Parent Parties	Section 4.12
Parent Parties Contract	Section 4.12
Parent Related Party	Section 8.2(f)(ii)
Parent Termination Fee	Section 8.2(c)
Party/Parties	Preamble
Paying Agent	Section 2.3(a)
Per ADS Merger Consideration	Section 2.1(b)
Per Share Merger Consideration	Section 2.1(a)
Prepayment	Section 6.19(c)
Prepayment Notice	Section 6.19(c)
Plan of Merger	Section 1.3
Proxy Statement	Section 3.19
Recommendation	Section 3.5(b)
Redemption	Section 6.19(a)
Redemption Notices	Section 6.19(a)
Registrar of Companies	Section 1.1
Replacement Debt Commitments	Section 6.11(a)
Replacement Debt Financing	Section 6.11(a)

Required Cash Amount	Section 6.20
Rollover Shareholder	Recitals
Schedule 13E-3	Section 3.6(b)
SEC	Section 3.8(a)
SEC Reports	Section 3.8(a)
Securities Act	Section 3.8(a)
Share	Section 2.1(a)
Shareholders Meeting	Section 6.2(a)
Special Committee	Recitals
Superior Proposal	Section 6.3(g)(iii)
Support Agreement	Recitals
Surviving Company	Recitals
Takeover Statute	Section 3.25
Taxes	Section 3.18(i)(i)
Tax Law	Section 3.18(i)(ii)
Tax Return	Section 3.18(i)(iii)
Trustee	Section 6.19(a)
Topco Plan	Section 6.9(b)
Topco Shares	Recitals
Transaction Litigation	Section 6.13
Transactions	Recitals
Unvested Company Option	Section 2.2(a)(ii)
Utilization Request	Section 6.19(c)
Vested Company Option	Section 2.2(a)(i)

Section 9.6 Severability. If any term or other provision of this Agreement is found by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the Transactions are fulfilled to the fullest extent possible.

Section 9.7 Entire Agreement; Assignment. This Agreement (including the Exhibits hereto and the Company Disclosure Letter and the Parent Disclosure Letter) and the other Transaction Documents constitute the entire agreement among the Parties with respect to the subject matter hereof and supersede all prior agreements and undertakings, both written and oral, among the Parties, or any of them, with respect to the subject matter hereof and thereof. This Agreement shall not be assigned by operation of law or otherwise without the prior written consent of each of the other Parties, and any assignment without such consent shall be null and void; provided that Parent and/or Merger Sub may (a) assign all or any of their rights and obligations hereunder to any wholly owned subsidiary of Parent by prior notice to the Company or (b) assign or grant any form of security interest over all or any portion of its rights, interests and obligations under this Agreement to any Lender Related Parties or any provider of related hedging arrangements (so long as Parent remains fully liable for all of its obligations hereunder) pursuant to the terms of the Debt Financing (or any Replacement Debt Financing or Alternative Financing) for purposes of creating a security interest herein or otherwise assigning as collateral in respect of the Debt Financing (or any Replacement Debt Financing or Alternative Financing).

Section 9.8 Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each Party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement, other than (a) at and after the Effective Time, with respect to the provisions of Section 6.10 which shall inure to the benefit of the Persons or entities benefiting therefrom who are intended to be third-party beneficiaries thereof, (b) at and after the Effective Time, the rights of the holders of Shares and ADSs to receive the Merger Consideration in accordance with the terms and conditions of this Agreement, (c) at and after the Effective Time, the rights of the holders of Company Options to receive the payments or in exchange therefor the applicable equity-based awards of Parent contemplated by Section 2.2, in accordance with the terms and conditions of this Agreement, and (d) each Company Related Party, Parent Related Party or Lender Related Party shall be a third-party beneficiary of Section 8.2(f), Section 9.2, this Section 9.8, Section 9.12, Section 9.13 and Section 9.14.

Section 9.9 Governing Law. This Agreement shall be interpreted, construed and governed by and in accordance with the Laws of the State of New York without regard to the conflicts of law principles thereof that would subject such matter to the Laws of another jurisdiction, except that the following matters arising out of or relating to this Agreement shall be exclusively interpreted, construed and governed by and in accordance with the Laws of the Cayman Islands, in respect of which the Parties hereto hereby irrevocably submit to the exclusive jurisdiction of the courts of the Cayman Islands: (a) the Merger; (b) the vesting of the undertaking, property and liabilities of each of the Company and Merger Sub in the Surviving Company; (c) the cancellation of the Shares (including Shares represented by ADSs); (d) the fiduciary or other duties of the Board of Directors and the sole director of each of Parent and Merger Sub; (e) the general rights of the respective shareholders of the Company, Parent and Merger Sub, including the rights provided for in Section 238 of the CICA with respect to any Dissenting Shares; and (f) the internal corporate affairs of the Company, Parent and Merger Sub.

Section 9.10 Headings. The descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 9.11 Counterparts. This Agreement may be executed and delivered (including by facsimile transmission, “.pdf,” or other electronic transmission) in one or more counterparts, and by the different Parties in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

Section 9.12 Specific Performance.

(a) The Parties agree that irreparable damage, for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the Parties do not perform the provisions of this Agreement in accordance with its specified terms or otherwise breach such provisions. The Parties acknowledge and agree that, subject in all respects to the terms and conditions of this Section 9.12, the Parties shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, without any requirement for the posting of any bond or other security, this being in addition to any other remedy to which they are entitled at law or in equity. The Parties hereby further acknowledge and agree that prior to the Closing, the Company shall be entitled to seek specific performance to enforce specifically the terms and provisions of, and to prevent or cure breaches of this Agreement, including Section 6.4 and Section 6.11, by Parent or Merger Sub.

(b) Notwithstanding the foregoing or anything herein or in any Transaction Document to the contrary, it is hereby acknowledged and agreed that the Company shall be entitled to seek specific performance to cause Parent and Merger Sub to cause the Equity Financing to be funded and to consummate the Closing in accordance with Article I if, but only if, (i) all conditions in Section 7.1 and Section 7.2 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions) have been satisfied or, if permissible, waived in accordance with this Agreement, (ii) Parent is required to complete the Closing pursuant to Section 1.2 and Parent fails to complete the Closing by the date the Closing is required to have occurred pursuant to Section 1.2, (iii) the financing provided for by the Debt Financing Commitment (or any Replacement Debt Financing or Alternative Financing, as the case may be) has been funded in full or will be funded in full at the Closing if the Equity Financing is funded at the Closing, and (iv) the Company has irrevocably confirmed in writing that, the Company is ready, willing and able to consummate the Closing and if specific performance is granted and the Equity Financing and the Debt Financing (or any Replacement Debt Financing or Alternative Financing, as the case may be) are funded, then the Closing would occur.

(c) Each of the Parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief as provided herein on the basis that (i) either Party has an adequate remedy at law or (ii) an award of specific performance is not an appropriate remedy for any reason at law or equity. Any Party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with any such order or injunction.

(d) Notwithstanding anything herein to the contrary, while the Parties may pursue both a grant of specific performance pursuant to Section 9.12 to the extent permitted hereunder prior to the termination of this Agreement and the payment of the amounts set forth in Section 8.2, neither Parent and Merger Sub, on the one hand, nor the Company, on the other hand, shall be permitted or entitled to receive both a grant of specific performance that results in a Closing and payment of such amounts set forth in Section 8.2.

Section 9.13 Jurisdiction.

(a) Each of the Parties irrevocably (a) consents to submit itself to the personal jurisdiction of any state or federal court sitting in the Borough of Manhattan of the City of New York in connection with any matter based upon or arising out of this Agreement or any of the transactions contemplated by this Agreement or the actions of Parent, Merger Sub or the Company in the negotiation, administration, performance and enforcement hereof and thereof, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (c)

agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than the state and federal courts sitting in the Borough of Manhattan of the City of New York, as described above, and (d) consents to service being made through the notice procedures set forth in Section 9.4. Each of the Company, Parent and Merger Sub hereby agrees that service of any process, summons, notice or document by registered mail to the respective addresses set forth in Section 9.4 shall be effective service of process for any suit or proceeding in connection with this Agreement or the transactions contemplated hereby. Each Party hereto hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement, any claim that it is not personally subject to the jurisdiction of the above-named courts for any reason other than the failure to serve process in accordance with this Section 9.13, that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise), and to the fullest extent permitted by applicable Law, that the suit, action or proceeding in any such court is brought in an inconvenient forum, that the venue of such suit, action or proceeding is improper, or that this Agreement, or the subject matter hereof or thereof, may not be enforced in or by such courts and further irrevocably waives, to the fullest extent permitted by applicable Law, the benefit of any defense that would hinder, fetter or delay the levy, execution or collection of any amount to which the Party is entitled pursuant to the final judgment of any court having jurisdiction. Each Party expressly acknowledges that the foregoing waiver is intended to be irrevocable under the Laws of the State of New York and other applicable Laws; provided that each such Party’s consent to jurisdiction and service contained in this Section 9.13 is solely for the purpose referred to in this Section 9.13 and shall not be deemed to be a general submission to said courts or in the State of New York other than for such purpose.

(b) Notwithstanding anything in this Agreement to the contrary, (i) each Party and its Affiliates hereby irrevocably and unconditionally agrees that it will not bring or support any claim, action, suit, legal proceeding, investigation, arbitration, litigation, whether in law or in equity, whether in contract or in tort or otherwise, against any Lender Related Party in any way relating to this Agreement or any of the transactions contemplated hereby, including any dispute arising out of or relating in any way to the Debt Financing or the performance thereof, in any forum other than a court of competent jurisdiction sitting in the Borough of Manhattan of the City of New York, whether a state or federal court and any appellant court thereof and each Party irrevocably submits itself and its property with respect to any such action to the exclusive jurisdiction of such court, and that the provisions of Section 9.14 relating to the waiver of jury trial shall apply to any such action, suit or proceeding and (ii) except as specifically set forth in the Debt Financing Commitments, all claims or causes of action (whether at law, in equity, in contract, in tort or otherwise) against any of the Lender Related Parties in any way relating to this Agreement, the Debt Financing Commitments or the performance thereof or the transactions contemplated hereby or thereby shall be exclusively governed by, and construed in accordance with, the internal laws of the State of New York, without giving effect to principles or rules or conflict of laws to the extent such principles or rules would require or permit the application of Laws of another jurisdiction. The Parties further agree to waive and hereby irrevocably waive, to the fullest extent permitted by Law, any objection which it may now have or hereafter have to the laying of venue of, and the defense of an inconvenient forum to the maintenance of, any such action in any such court and makes the agreements, waivers and consents set forth in Section 9.13(a) mutatis mutandis but with respect to the courts specified in this Section 9.13(b).

Section 9.14 WAIVER OF JURY TRIAL. EACH OF PARENT, MERGER SUB AND THE COMPANY HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY (INCLUDING ANY SUCH ACTION INVOLVING ANY LENDER RELATED PARTY OR PARENT RELATED PARTY) OR THE ACTIONS OF PARENT, MERGER SUB OR THE COMPANY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT HEREOF OR THEREOF.

Section 9.15 Interpretation. When reference is made in this Agreement to an Article, Exhibit, Schedule or Section, such reference shall be to an Article, Exhibit, Schedule or Section of this Agreement unless otherwise indicated. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein,” “hereby” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant thereto unless otherwise defined therein. Words of any gender include each other gender and neuter genders and words using the singular or plural number also include the plural or singular number, respectively. Any Contract or Law defined or referred to herein means such Contract or Law as from time to time amended, modified or supplemented, including (in the case of Contracts) by waiver or consent and (in the case of Laws) by succession or comparable successor statutes and references to all attachments thereto and instruments incorporated therein. The word “or” shall not be exclusive. For purposes of this Agreement, any item shall be considered “made available” to a Parent Party, to the extent such phrase appears in this Agreement, if such item has been provided in writing (including via electronic mail) to any Parent Party, posted by the Company or its Representatives in the electronic data room established by the Company or, in the case of any documents filed with the SEC, filed by the Company with the SEC prior to the date hereof. With respect to the determination of any period of time, “from” means “from and including”. The word “will” shall be construed to have the same meaning as the word “shall”. Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified. The word “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”. References to “dollars” or “$” are to United States dollars. Any deadline or time period set forth in this Agreement that by its terms ends on a day that is not a Business Day shall be automatically extended to the next succeeding Business Day. Each of the Parties has participated in the drafting and negotiating of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if it is drafted by all the Parties and without regard to any presumption or rule requiring construction or interpretation against the Party drafting or causing any instrument to be drafted.

Section 9.16 Special Committee Approval. Subject to the requirements of applicable Law, any amendment, consent, waiver or other determination to be made, or action to be taken, by the Company or the Board of Directors under or with respect to this Agreement shall be made or taken at the direction and upon the approval of, and only at the direction and upon the approval of the Special Committee.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the Company, Parent and Merger Sub and have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

COMPANY:
CHINDATA GROUP HOLDINGS LIMITED

By: /s/ Thomas J. Manning
Name: Thomas J. Manning
Title: Chairman of the Special Committee of the Board of Directors

[Signature Page to Merger Agreement]

PARENT:
BCPE CHIVALRY BIDCO LIMITED

By: /s/ David Gross-Loh
Name: David Gross-Loh
Title: Director

MERGER SUB:
BCPE CHIVALRY MERGER SUB LIMITED

By: /s/ David Gross-Loh
Name: David Gross-Loh
Title: Director

[Signature Page to Merger Agreement]

EXHIBIT A

PLAN OF MERGER